# Leading with Purpose, Delivering with Excellence

**AECOM**

INTUIT DOME
United States

ANNUAL REPORT
2024

# Contents

# Delivering a Better World

## Our Vision

A world where infrastructure creates opportunity for everyone.

## Our Mission

By bringing together the best people, ideas and technical expertise, we partner with clients to turn their ambitions into action.

## Our Values

### Deliver

We grow our business through relentless client focus, operational excellence, and exceptional project execution.

### Collaborate

We connect unrivaled expertise from around the world to anticipate and solve our clients' most pressing challenges.

### Innovate

We think without limits and embrace new ideas, shaping digital solutions to help clients address current and future challenges.

### Sustain

We take action to make a positive impact on the planet, enrich the communities we touch and build legacies for future generations.

### Thrive

We build diverse teams, create an inclusive workplace, and provide opportunities where each one of our people can reach their full potential.

### Safeguard

We operate ethically and with integrity, while prioritizing safety and security in all that we do.

# Dear stockholders:

Fiscal 2024 was a year of many accomplishments. In addition to the new records we set across several of our key financial metrics, we made substantial investments that enabled us to grow our team of professionals, expand our key growth markets, further strengthen partnerships with our clients, and elevate our culture. Our commitment to delivering technical excellence — what we call our TechEx factor — is a core element of our *Think and Act Globally* strategy and allowed us to extend our competitive advantage and reach significant milestones throughout the year:

- Our financial performance set several new records, including for net service revenue, margins, earnings and cash flow. We delivered strong organic growth while also further expanding our industry-leading margins, which has unlocked additional capital to invest in our teams and capabilities. As a result of our strong performance, we have compounded the value of both our per-share earnings and cash flow by more than 20% over the last four fiscal years.

- We are winning what matters, and particularly on large pursuits that align with our global, multidisciplinary capabilities and that enhance our long-term visibility. In addition to our win rate that remains at a record high of 50%, we ended the fiscal year with a record backlog and a record pipeline of opportunities, all of which combined are positioning us for continued growth.

- We have transformed our service offering through our investments in organic growth and complementary high-returning businesses. For example, our world-class program management and advisory businesses have elevated the value of our technical expertise as our clients' projects and programs increase in size and complexity. As part of this investment strategy, we recently launched our new Water and Environment Advisory global business line that will address demand in high-growth areas, and expand the advisory services we provide our clients who are increasingly advancing challenging, multi-decade initiatives.

- We gained market share as the number one ranked Water firm by *Engineering News-Record* and now hold the number one position in all of our key markets — including water, transportation, environment, and facilities. Throughout the year, we also took a step forward to become the leading global program management firm and achieved the number two ranking.



- We advanced the implementation of our digital strategy, driving adoption of new technologies, tools and approaches to deliver projects more efficiently and to the highest quality, while providing consulting services to our clients to assist with their own digital transformations. We are also committed to responsibly leveraging AI to transform professional services delivery, for example, by integrating our generative AI tool Oscar to enhance bid quality, win more work, and reallocate time to higher-value tasks.

- Our teams remain our greatest asset, and we are investing to create workplaces where all our people can thrive. We are also continuing to further strengthen our employee value proposition, as evidenced by record employee satisfaction scores and low attrition. I am confident that AECOM remains the best place in the industry to start and grow a rewarding career.

To ensure we fully capitalize on the value creation opportunity for our stockholders, we remain focused on executing our disciplined capital allocation policy focused on share repurchases and dividends. Since the initiation of our repurchase program in September 2020, we have repurchased more than $2.2 billion of stock, representing more than one-third of the Company's market capitalization at the time we began repurchases. To that end, in November, our Board of Directors approved an increase to our share repurchase authorization to $1 billion and an 18% increase to the quarterly dividend, fulfilling our commitment to increase the value of our per share dividend by a double-digit percentage annually.

Taken together, we have built an enviable position in the industry and are well positioned to capitalize on the strong long-term outlook for infrastructure. The secular growth drivers of investments in infrastructure and in energy remain firmly intact and are set to support decades of growth.

**Troy Rudd**
Chief Executive Officer

> ❝
> **We have built an enviable position in the industry and are well positioned to capitalize on the strong long-term outlook for infrastructure.**
>
> —**Troy Rudd**

# Fiscal 2024 Financial Performance

Our fiscal 2024 performance included records for net service revenue, margins, earnings, and cash flow, and we exceeded the mid-points of our previously-increased adjusted EPS and adjusted EBITDA guidance. We also outperformed our guidance for margins and cash flow for the year. As a result, we created additional capacity to invest in growth while also returning approximately $560 million to shareholders through repurchases and dividend payments.

In addition, our win rate and backlog remain at all-time highs. By 'winning what matters', our book-to-burn ratio has been 1.0 or better in each of the last 16 quarters, reflecting our strategic focus and expanding competitive advantage.

## 15.8%

**Segment adjusted[1] operating margins[2]**

Reached a record and exceeded guidance

## 22%

**Adjusted[1] EPS growth**

Exceeded the mid-point of our previously-raised fiscal 2024 guidance

## $708M

**Free cash flow[3]**

Exceeded our fiscal 2024 guidance

# Performance Highlights

**Record net service revenue[4]**



$6,703M — FY'23
$7,165M — FY'24

**8%**
Organic Growth in the Design Business

**Adjusted[1] EBITDA[5] margin**




15.0% — FY'23
16.0% — FY'24

**+100 bps**
Year-over-Year Margin Expansion Business

**Adjusted[1] EPS**



$3.71 — FY'23
$4.52 — FY'24

**+22%**
Year-over-Year Growth

**Adjusted[1] EBITDA[5]**



$964M — FY'23
$1,095M — FY'24

**+14%**
Year-over-Year Growth

**Record free cash flow[3]**



$591M — FY'23
$708M — FY'24

**+20%**
Year-over-Year Growth

(1) Excludes the impact of certain items, such as restructuring costs, amortization of intangible assets, non-core AECOM Capital and other items. See Regulation G Information for a reconciliation of non-GAAP measures to the comparable GAAP measures.

(2) Reflects segment operating performance, excluding AECOM Capital and G&A, and margins are presented on a net service revenue basis.

(3) Free cash flow is defined as cash flow from operations less capital expenditures, net of proceeds from disposals of property and equipment.

(4) Revenue, less pass-through revenue; growth rates are presented on a constant-currency basis.

(5) Net income before interest expense, tax expense, depreciation and amortization; adjusted EBITDA margin includes non-controlling interests in EBITDA and is on a net service revenue basis.

# Accolades



**Engineering News-Record**

**#1**

Transportation Design Firm

Water

Facilities Design Firm

Environmental Engineering Firm

Clean Air Compliance

Chemical Remediation

Mass Transit and Rail

Airports

Highways

Dams and Reservoirs

Green Design Firm

**#2**

Environmental Firm

Program Management

Water Treatment and Desalination

Water Transmission Lines and Aqueducts

Wastewater Treatment Plants

Education

Green Contractor

**#3**

Marine and Ports

Bridges

**#4**

Sewer and Waste

Hazardous Waste



**TIME's Best Companies for Future Leaders**

Named *TIME* magazine's 2024 Best Companies for Future Leaders



**Fortune's Worlds Most Admired Companies**

Named one of the World's Most Admired Companies by *Fortune Magazine* for 10 years in a row



**Ethisphere World's Most Ethical Companies**

Named by Ethisphere as one of 2024's World's Most Ethical Companies for the eighth year



**Human Rights Campaign Foundation**

Recognized with the Equality 100 Award by the Human Rights Campaign Foundation's Corporate Equality Index

Source: 2024 *ENR* Rankings, reflecting global revenue



### 1. Metro Vancouver Water

We have partnered on several of Metro Vancouver's most complex water projects, including the Stoney Creek Trunk Sewer Upgrade and North Shore Wastewater Treatment Plant, and most recently selected for the Iona Island Wastewater Treatment Plant upgrade.



### 2. Transbay Program

As program manager for the Portal rail extension in San Francisco, we are overseeing this key rail connection that forecasts a combined average 90,000 daily riders connecting with 11 Bay Area transit systems.



### 3. Intuit Dome

As lead designer, and in a joint venture as construction manager, we celebrated the opening of the new home of the LA Clippers, which is one of the most sustainable sports centers ever built in the United States.

# Work Highlights





### 4. Capital Line South

Our teams are helping design a 4.5-kilometer light rail extension for the City of Edmonton that will add two new stations and a light rail vehicle storage and maintenance facility.



### 5. Walnut Creek Wastewater Treatment Plant

Continuing our long partnership with the City of Austin, we are helping deliver the Walnut Creek Wastewater Treatment Plant expansion, improving operational and environmental features by upgrading the plant's capacity to 100 million gallons per day.



### 6. City of Richmond Program Management Services

Reflecting the strength of our delivery track record, we were awarded our third consecutive contract to provide technical program management services to support the City of Richmond's Capital Improvement Program.



### 7. Frederick Douglass Tunnel

Extending our leadership in tunneling, we are helping Amtrak upgrade a complex, ten-mile section of the Northeast Corridor, America's busiest passenger rail line.

### 8. New York Power Authority

We are providing program management services and delivering capital projects focused on sustainable energy in support of the New York Power Authority's VISION2030 strategic plan.



### 9. Northern Ireland Water

Our teams are delivering sustainable water and wastewater solutions as part of Northern Ireland Water's £1.2 billion Living with Water Program.



### 10. Great Grid Upgrade

As the UK makes unprecedented investments in its energy infrastructure, we're proud to deliver the UK National Grid's Great Grid Upgrade, a transformative initiative aimed at supporting the UK's energy transition.



### 11. Wessex Water

We are collaborating with Wessex Water as it delivers a £3.7 billion investment in sustainable infrastructure, improving wastewater treatment and ensuring water availability for millions of people across the South West of England.





### 12. San Tin Technopole

Our joint venture is providing design and digital services for 250-hectares of the San Tin Technopole, a technology and innovation hub in Hong Kong.



### 13. M80 Ring Road

Our transportation experts are designing 14 kilometers of new lanes along Melbourne's M80 Ring Road, helping improve traffic flow, enhance connectivity, and boost economic development.

### 14. Unitywater

We have been selected by Unitywater, one of Queensland, Australia's key water utilities, to help deliver a transformative, multi-billion dollar capital works program that aims to future-proof the region's water infrastructure and meet the demands of its rapidly growing population.

# Think and Act Globally Strategy

We are at our best when we think and act globally. Over the past four years, our strategy, built on four core pillars, has proven its strength in driving meaningful results and positioning us for continued growth. Through investing in our teams' technical and career development, deepening our client relationships, transforming the way we work through technology and digital platforms, and delivering sustainable legacies, the execution of our strategy is setting new standards for excellence in our industry.





## Investing in Our People

**We are building a culture of technical excellence where our people are welcomed, trusted, and empowered to solve complex client challenges while continuously advancing their skills and career.**

## Transforming How We Work

**We are developing and deploying world-class technology and digital innovations to deliver our work faster and with even greater accuracy — improving the client experience and creating more flexible ways of working.**

## Extending Client Relationships

**We are 'winning what matters' by prioritizing our largest clients, growing our culture of collaboration, and deploying our robust technical expertise on the industry's biggest and most transformative projects.**

## Delivering Sustainable Legacies

**We are leading the change to a more sustainable and resilient future, with more opportunity for our employees, clients, partners, communities, and investors.**





# Investing in Our People

We continue to attract and retain our industry's best talent with a winning employee value proposition that offers extensive training, development and career opportunities that help our employees reach their full potential. By leveraging our global network of industry professionals, we are equipping our teammates with growth and mentorship programs that future-proof their careers.



**AECOM is home to the industry's best minds — 51,000 technical and business professionals delivering incredible project outcomes for our clients and positively impacting communities. Investing in our people is essential to maintaining our high standard of technical excellence and competitive edge.**

**This year, we continued to make progress through a sharpened focus on technical excellence providing a robust mix of learning and development opportunities to help our people build the career of their dreams, and ensure we are propelling the industry forward.**



# Why Our People Love It Here

Our Employee Value Proposition (EVP) is centered around creating an environment where our people can make a meaningful impact in the world, and thrive both personally and professionally. Throughout fiscal 2024, we made significant investments in our EVP — creating additional communities for our people to engage with, expanding our development resources, and evolving our Technical Excellence (TechEx) programs. In addition, we continue to expand our award-winning technical and professional development programs that now see approximately 10% of our employees enrolled at any given point in time. Combined, these efforts ensure that AECOM remains the best place to be in our industry.

Here are some of the reasons why our employees love working here, and why we continue to see our employee satisfaction scores significantly exceed both benchmarks for professional services firms and our own ambitious targets.

**1**
Industry leaders in technical excellence and innovation

**2**
Collaborative and inclusive environment

**3**
Work with visionary clients on projects that leave a legacy

**4**
Flexible work arrangements to support work-life balance

**5**
Opportunities for career advancement

**6**
World-class technical and professional development programs

**7**
Competitive compensation, retirement plans, benefits and well-being programs

**8**
Leaving a positive, lasting impact on people and our planet

# TechEx Factor

Connected expertise. Exponential impact.

## Sharpening Our Focus on TechEx: Our People Are Our TechEx Factor

**Technical excellence is the foundation from which we deliver our projects, the standard by which we measure our success, and the promise we make to our clients. Our commitment to TechEx ensures we deliver innovative, high-quality solutions that meet the evolving needs of our clients, and our industry.**

In fiscal 2024, we sharpened our focus on our culture of technical excellence, extending our reputation for delivering superior technical quality.

Our emphasis on technical excellence empowers our people to solve problems, adapt to change, and produce high-quality work. It also helps them showcase their abilities as leaders in their fields and take control of their professional destinies.

When we connect smart people who love what they do within a collaborative culture that celebrates innovation and impact, we exponentially enhance our capabilities. That's the TechEx Factor we promise our clients: every discipline, every insight and every geography working together to create something greater than the sum of its parts.



> ❝
> We've built a culture of continuous learning, innovation and bold ambition.
>
> —Lara Poloni

# Preparing Our People for the Future: Enhancing Our Technical Learning and Professional Development Programming

**Our learning and development philosophy is forward-looking. We are committed to preparing our employees for the future by providing them with the skills and knowledge they need to tackle emerging challenges and seize new opportunities. By investing in our people at every stage in their career, we ensure that AECOM remains an industry leader while our employees are building rewarding, future-ready careers. We are proud to be recognized for excellence this year with the Association for Talent Development BEST Award that recognizes organizations that demonstrate enterprise-wide success as a result of talent development programming.**

## TechEx Academies

This year, we made progress on our goal of making AECOM the place to be for technical training. Providing tens of thousands of hours of both expert-led and on-demand technical training every year, our Global TechEx Academies offer curated, structured learning experiences that build knowledge and networks, extend technical skills, and ensure we deliver quality outcomes for our clients. Designed and facilitated by our own subject matter experts, the Academies are 'built by us, for us,' and are available 24/7 on-demand to help our people develop the skills needed to address specific and new technical challenges.

- Buildings and Places
- Sustainable Legacies
- Environment and Energy
- Transportation
- Global Program Management
- Water

## TechEx Community

Our global Technical Practice Network (TPN) is the foundation for technical excellence at AECOM, providing access and exposure to the people, tools, resources and opportunities that drive collaboration and innovation, with over 34,000 of our technical professionals engaged in the TPN.

## Leadership and Professional Growth

Developing strong leaders at every level is crucial to the future of our business.

Our training and mentorship programs help graduates and early career professionals build a solid foundation of knowledge and capabilities.

Our Manager Mindset program, which supports our people managers as they take on more responsibilities to coach and engage their teams, was recognized by the Brandon Hall Group, winning a Gold Excellence Award for Best Development Program for Frontline Leaders.



Our leadership development programs including CEO Circle and Business Builders Circle are designed to broaden perspectives, and cultivate a strategic mindset and a high level of leadership resilience via curricula underpinned by Wharton Executive Education and the Center for Creative Leadership. Both programs offer regional and global experiences, individual and group work, and networking opportunities.

This year, Brandon Hall Group honored AECOM, and partners Wharton and University of Pennsylvania, with the Gold Excellence Award for Best Leadership Program for CEO Circle, and recognized us for our approach to Leadership at all Levels with a Silver Excellence Award for Best Leadership Governance Model.



# Transforming How We Work

Rapid advances in technology, evolving client preferences and changing markets continue to transform how we work — and how we deliver. From artificial intelligence to knowledge management, we are investing in the technology that will bring the best out of our people and maximize the impact of our projects.



From the efficiency and quality gains presented by computational and parametric design approaches to the untapped potential of Artificial Intelligence (AI) and the criticality of robust data and knowledge management, we are prioritizing investments that are equipping the next generation of technical professionals, accelerating automation, increasing quality, and future-proofing our business.

Our Digital strategy prioritizes the ongoing adoption of digital tools and technologies to support project delivery, alongside rapid growth in the provision of Digital Consulting services to address our clients' challenges, opportunities and capabilities.

Throughout fiscal 2024, we invested in unique pathways to accelerate digital adoption while maintaining the highest standards of project delivery:

- Targeted training upskilled our teams, and subsequent digital adoption drove ongoing process and workflow standardization.

- Ongoing efforts to develop robust data standards further positioned us to embed consistent digital approaches in our most critical pursuits.

# Artificial Intelligence

We are committed to responsibly leveraging the power and potential of AI, and to becoming an industry leader in transforming professional services delivery.

By seamlessly incorporating AI solutions into every way we work, we will:



**1**

**Achieve outcomes with greater efficiency in support of client excellence.**



**2**

**Reimagine project delivery by creating faster, more innovative and adaptive approaches that solve our clients' most complex challenges.**



**3**

**Create new services and delivery models that transform our industry and reach new standards of client service.**



30 seconds
Do we have experience designing a cable-stayed bridge longer than 1,000 meters?
AECOM provided design services for the Sutong Bridge in Jiangsu, PRC.
The main bridge has a span of 1,088 meters.
Filter more information

## Case Study: Oscar

Launched in phases across regional teams throughout fiscal year 2024, Oscar is AECOM's generative AI tool — built in partnership with Microsoft — that supports bid and proposal production.

Encompassing a large and growing knowledge index including AECOM's past proposals, fact sheets, resumes/CVs and marketing collateral, Oscar provides, through a simple interface, accurate and cited information to accelerate first-draft proposal production.

Reflecting our maturing approach to AI-powered knowledge and data management, Oscar is improving the quality of our bids and proposals, allowing us to win more work, while enabling the reallocation of time to higher-value tasks.

# Digital Consulting

**Reflecting the $50 billion addressable market to AECOM for Digital Consulting services over the next decade in the Architecture, Engineering and Construction industry, our team saw greater than 60% growth throughout 2024. Traditionally, this market has been dominated by management consulting and IT consulting firms. However, we are winning because of our superior technical expertise, trusted client relationships, and extensive capabilities that set us apart from these traditional competitors.**

## +60%

Growth in Digital Consulting services

### Case Study: National Renewable Energy Laboratory (NREL) Digital Transformation

Continuing our partnership with the United States' National Renewable Energy Laboratory (NREL), we are collaboratively developing a digital twin, 'PRISM', for NREL's Intelligent Campuses



in Golden, Colorado – helping derisk net zero investments, improve operational performance, and accelerate the development of a replicable digital twin framework for the national lab network.

Interactive web-based dashboards are supporting decarbonization strategic goals, performance optimization, and the budgeting and planning for decarbonization research and development, as well as informing interconnection agreements, and future space and infrastructure investments.

Through creating a single source of truth across multiple NREL teams, we are demonstrating how dynamic data, predictive analytics, and simulation can be integrated to understand, respond to, and plan real-time energy and resource usage.

Reflecting our close collaboration with NREL – which will continue for the next five years – 'PRISM' was recognized by the United States Department of Energy with an honorable mention in its Advancing Climate and Resilience award.

### Case study: Aquatech DE-FLUORO Partnership

Announced in fiscal 2024, AECOM has partnered with Aquatech, a global leader in water and process technology, to accelerate the deployment of PFAS destruction technology. This collaboration combines our top-ranked water and environmental practice and innovative DE-FLUORO® PFAS destruction technology with Aquatech's innovative process and water treatment expertise and history of scaling end-to-end technology solutions and services.

DE-FLUORO® is backed by six years of research and has been successfully deployed to treat various waste streams across the U.S., Australia, and Europe, achieving effective PFAS destruction in multiple sectors. The collaboration

between AECOM and Aquatech aims to broaden access to this environmentally-friendly solution, targeting challenging applications such as aqueous film-forming foam (AFFF) clean-outs, PFAS-impacted rinse waters and industrial waste waters, surface water and groundwater remediation, as well as landfill leachate.

This synergy of two established industry players will help accelerate DE-FLUORO® as a leading PFAS destruction solution. Together, AECOM and Aquatech are positioned to provide economically-viable services to meet the urgent demand for safe and reliable PFAS treatment and destruction technologies — a rapidly-growing global market.



# Extending Client Relationships

Our focus on nurturing long-term partnerships with our largest and fastest-growing clients is helping us 'win what matters'. By bringing the best of AECOM to increasingly complex infrastructure challenges and leveraging our unrivaled technical capabilities and culture of collaboration, we are winning at a consistently high rate.

**We are prioritizing our time and capital to the highest-returning pursuits that extend both our long-term visibility and the earnings power of our business.**

90% of our profitability comes from our four largest markets — the U.S., Canada, the UK and Australia — where growth opportunities are highest. We have also focused our resources to our largest and fastest-growing clients. Reflective of this effort, our revenue with our top clients has grown multiple times faster than the rest of the business over the last few years.

In addition, by removing the barriers to collaboration, we are ensuring that our unrivaled technical capabilities are deployed to our clients' largest, most complex challenges. This is why on 9 out of 10 of our pursuits, we win with our technical score.

Our approach is allowing us to win larger and higher-value pursuits at a consistently higher rate than ever before. Today, our win rate remains at all-time high levels, and it is even higher on larger pursuits, where our competitive advantage is greatest.

> I really appreciate the work that AECOM does… AECOM shows that you can be a large organization that is caring, has strong values and cares about its employees in a meaningful way. That is really important to me, not just as a customer, but as an individual too.
>
> **—Sacramento Municipal Utility District**

> The level of expertise, personal service and responsiveness to our needs is unmatched. I enjoy working with my AECOM team. I feel like they provide excellent service.
>
> **—Tesoro Logistics**

> The service AECOM provided was what I would expect from a Professional Services provider. There was a good mixture of experience, understanding and collaboration that provided the product BMA was seeking… AECOM is currently the top rank when compared to similar service providers used for our projects.
>
> **—BHP**

> I receive exceptional support from people who are passionate, knowledgeable, capable and driven to provide a great forward-thinking and innovative service.
>
> **—National Highways UK**

> Our AECOM team was exceptional. They brought experience and expertise in the area of climate risk that added incredible value to the project.
>
> **—Australian National Government**



### Great Grid Upgrade

AECOM has been appointed as a design and consenting service partner for the U.K. National Grid's Great Grid Upgrade, a transformative initiative aimed at supporting the U.K.'s energy transition. As part of a £9 billion supply chain framework, this program will connect clean energy to homes and businesses throughout England and Wales by 2030. Playing a crucial role in modernizing the country's energy infrastructure, the project is designed to enhance the U.K.'s renewable energy capacity and set the foundation for sustainable energy solutions for decades to come.

Through nine projects that sit within the Accelerated Strategic Transmission Investment (ASTI) framework, this major grid modernization program will deliver five times more electricity infrastructure over the next six years than was constructed in the past 30 years. It will support renewable energy projects, including the wind farms in the North Sea, by upgrading the backbone of the U.K.'s power system. These enhancements are essential to achieving the U.K.'s net zero targets, reducing reliance on fossil fuels, and ultimately lowering energy costs for consumers.

As a trusted leader in infrastructure and environmental consulting, AECOM will bring extensive global expertise in grid design to this major initiative — one of the U.K.'s most complex infrastructure projects in decades.

### Frederick Douglass Tunnel Program

As the industry's top rail and mass transit firm, our teams play a critical part in modernizing America's legacy railway infrastructure. Few projects better exemplify that role than Amtrak's $6 billion Frederick Douglass Tunnel Program in Baltimore, Maryland.

Our joint venture will oversee the full breadth of the program, including supervision of all anticipated program contracts. The scope of AECOM's services will involve program management, design oversight, construction oversight, commissioning oversight, program controls, and commercial and capacity building.

This array of work will support an ambitious objective: to replace the existing 150-year-old B&P Tunnel with two high-capacity tubes for electrified passenger trains. The new tunnel will significantly improve travel times and reliability for Amtrak and MARC customers while also supporting economic growth in the region.

The program is a major investment in the Northeast Corridor, one of the busiest passenger rail lines in the United States. By modernizing the infrastructure and improving service, it will benefit millions of passengers and contribute to a more sustainable and efficient transportation system for one of the nation's most populous regions.



### FEMA

In recent years, AECOM has significantly expanded its market share and solidified its leadership position with the U.S. Federal Emergency Management Agency (FEMA). Our deep understanding of FEMA's needs, combined with proactive engagement, enabled cross business line collaboration, bringing our top technical experts into key strategic opportunities. By aligning our capabilities with FEMA's long-term objectives, we positioned ourselves as a trusted leader in supporting the agency's critical missions — spanning disaster preparedness, mitigation, response, and recovery.

This strong alignment is demonstrated by our recent selection to support FEMA's Public Assistance grant program in the Atlantic region, a very active zone, which oversees disaster recovery efforts in the Northeastern U.S. and the Caribbean. Additionally, AECOM was awarded a nationwide advisory and program management contract to assist FEMA's four Consolidated Resource Centers (CRCs). This single-award contract enables us to assist FEMA in preparing Public Assistance grants, streamlining the grant application process and improving response time during recovery efforts. Our teams are also driving innovation with advanced digital solutions, including cloud-based tools for automated flood mapping analysis, which support FEMA's National Flood Insurance Program.

With these key contracts, AECOM continues to strengthen its role as a trusted partner in FEMA's critical mission, helping to shape the future of disaster response and recovery.



# Delivering Sustainable Legacies

**Around the world, demand for sustainability and resilience has never been greater. The effects of worsening impacts from extreme climate events and increasing recognition of societal challenges compel us as an organization to act. That is the purpose of our Sustainable Legacies strategy — to ensure that the work we do in partnership with our clients leaves a positive, lasting impact for communities and our planet.**



**Throughout fiscal 2024, we made excellent progress on our Sustainable Legacies strategy by continuing to drive reductions across our emissions portfolio, further partnering with clients to advance their increasingly ambitious sustainability initiatives, enhancing social value both within our operations and in our project work, and fostering a culture of strong governance. Our ambition remains to be at the forefront of sustainability and resilience, and our progress over the last year bolsters our optimism in achieving this goal.**

# Sustainable Legacies Strategy



## 1

**Achieve net zero carbon emissions by 2040**

We continue to embed a focus on carbon reductions across our operations, with quarterly performance reviews in each of our regions and a sustained execution of our Travel with Purpose program to reduce business travel emissions by 50%. As a result, our total emissions have declined by 20% as compared to our fiscal 2018 baseline year.



## 2

**Embed sustainable development and resilience across our work**

Our ScopeX™ process is a first-of-its-kind approach with the goal of substantially reducing carbon impact on major projects, which is now among the first global programs to have achieved PAS 2080 certification. We also continue to embed net zero, resilience, and social value targets into our client account management program.



## 3

**Improve social outcome**

We believe diversity and inclusion enable better outcomes for clients, a deeper understanding of community challenges, and more innovative solutions that propel the industry forward. As part of this pledge, we are proud to have achieved our near-term target of women comprising at least 20% of senior leadership roles and are very near our target of at least 35% of the overall workforce.



## 4

**Enhance governance**

To better assess risk factors in potential projects, we continue to leverage our enterprise framework for project selection, while also continuing to audit specific sustainability targets and metrics on an annual basis as part of our robust portfolio of annual disclosures.

# Further Progressing Our Sustainable Legacies Strategy

## Launched innovative solutions that further our commitment to biodiversity and nature

Our focus as an organization is not just on emissions, but holistically on nature and the environment. Reflecting this commitment, we have partnered with the Sustainable Markets Initiative to lead the Taskforce on Measurement and Transparency and implemented a global biodiversity policy that includes commitments to the Global Biodiversity Framework. In fiscal 2024, we launched our innovative Nature Risk Tool to help guide early-stage infrastructure decisions by assessing and addressing the impact of projects on nature, mitigating risk and maximizing value. Our work on this tool underscores the level of impact we can have as a company to promote and enhance nature and biodiversity.



## Continued to grow our Sustainability Advisory practice through technical excellence, including our ScopeX™ process

We continue to enhance the sustainability of our operations and grow our Sustainability Advisory practice to further embed sustainability and resilience into our client offering. With unprecedented demand, we increasingly are advising clients on complex sustainability-related initiatives, while also integrating sustainability services in our projects. Our leading technical expertise, combined with our ambitious approach to sustainability, is creating a unique client value proposition that is also contributing to record win rates across our business. One example of embedding sustainability principles into everything we do is our ScopeX™ approach, which considers materials, site locations, logistics, and construction methods to reduce and eliminate a project's impact on the natural environment. We minimize energy use, optimize sources of renewable power, and, where feasible, incorporate natural habitats into our designs to eliminate carbon emissions. We believe that ScopeX™ will be our biggest contribution to help end the climate emergency. And we are proud that in fiscal 2024, our ScopeX approach achieved a unique accomplishment in our industry being certified by PAS 2080, among the only programs globally to have achieved such a standard. By decarbonizing the built environment and supporting our clients to achieve their net-zero agendas, we're striving to improve the cities and communities we serve and deliver a better world.



## Advanced our social value initiatives

We believe that investing in local communities to create positive social and economic outcomes is central to generating social value. We work with our clients, partners, and suppliers to link the opportunities presented by our projects to the needs of the local communities we operate in, driving the creation of positive, lasting legacies. Social value is critical to achieving our Sustainable Legacies strategy and making sure that no one is left behind. In fiscal 2024, we continued to advance our diversity and inclusion initiatives in our company with the achievement



of our near-term target of 20% women in leadership, while also continuing to make great progress toward our 35% near-term target of women companywide. We also continue to advance our non-gender diversity targets within each region of our business.

## Keeping our people engaged and safe

As a professional services business, our professionals are the heart of who we are, and ensuring each of our employees return home safely each day remains one of our greatest priorities. As a result, we are proud that our safety record

continued to significantly outperform our closest peers and the industry at large in fiscal 2024. Our safety performance is an excellent leading indicator of success, reflecting a strong focus on our operational priorities. This performance is further mirrored in other key indicators, such as our voluntary attrition that declined over the prior year to exceed both our internal goals and professional services benchmarks. In addition, as part of our most recent employee survey, 77% of employees indicated they would recommend AECOM as a great place to work, which similarly is significantly ahead of equivalent benchmarks for employee engagement.



# Our SBTi-Validated Net Zero Targets

To keep up with the latest best practices and climate science, we set an ambitious 2040 net zero target in 2022 that was validated by the Science Based Targets initiative (SBTi), making AECOM one of the first companies globally to achieve this at the time. As part of this net zero commitment, we are also targeting:

## 60%

### Reducing Scope 1 and 2 emissions 60% by 2030 (compared with 2018)

Our global Scope 1 and 2 emissions, covering fleet vehicles and office energy, respectively, declined by 28% from our fiscal 2018 baseline year as a result of key travel and real estate initiatives. We continue to make progress against this commitment in various ways, including conducting energy audits using our real estate energy survey covering 80% of our energy footprint and embedding green lease criteria to improve utility data access and encourage collaboration with landlords on energy initiatives. We are also transitioning our automotive fleet to either more fuel efficient or electric vehicles.

## 50%

### Reducing Scope 3 emissions 50% by 2030 (compared with 2018)

Reducing our Scope 3 emissions means focusing on our supply chain emissions and business travel. Our supply chain emissions have declined by 19%, including a 40% reduction in business travel since 2018. We are embedding low carbon and sustainability considerations into our procurement processes. During onboarding, suppliers are asked to provide their sustainability data and targets, helping us identify those needing more engagement. Over time, these factors will become standard in procurement, with requirements set for top emitters. We continue to run our Supplier Engagement Program, which aims to support our top emitting suppliers in their carbon reduction journey.

## 90%

### Reducing all emissions 90% by 2040 (compared with 2018)

Reducing all emissions 90% by 2040 (compared with 2018) and offsetting remaining emissions in 2040 through high quality carbon removal projects—achieving this long-term reduction target will mean building on the initiatives across Scopes 1, 2, and 3 as put in place for our 2030 targets.

We also maintained our operational net zero status in fiscal 2024, which we achieved through reductions of Scopes 1 and 2 emissions, while offsetting remaining emissions.

| Category | FY18 Baseline Emissions (tCO$_2$e) | FY24 Emissions (tCO$_2$e) | % change from baseline |
|---|---|---|---|
| SCOPE 1 | | | |
| Fuel Combusted & Fugitive Emissions | 25,010 | 29,072 | 16% |
| SCOPE 2 | | | |
| Purchased Energy | 47,304 | 22,926 | -52% |
| SCOPE 3 | | | |
| Purchased Goods & Services | 2,058,962 | 1,655,081 | -20% |
| Capital Goods | 41,186 | 36,671 | -11% |
| Business Travel | 85,131 | 51,466 | -40% |
| Scope 3 Total | 2,185,279 | 1,743,218 | -20% |
| **Scope 1, 2 and 3 Total** | **2,257,593** | **1,795,216** | **-20%** |
| | | | |
| PROGRESS AGAINST SCIENCE-BASED TARGETS | | | |
| Scope 1 and 2 | 72,314 | 51,998 | -28% |
| Scope 3 | 2,185,279 | 1,743,218 | -20% |
| Scope 1, 2 and 3 | 2,257,593 | 1,795,216 | -20% |

This year we have recalculated our baseline and subsequent years across all scopes as a result of activity data improvements, advancements in our accounting methodology, and updates to emission factors.

Our emissions data has been verified in accordance with ISO 14064-3:2019 against the requirements of the WRI GHG Protocol— Corporate Accounting Standard and The Greenhouse Gas Protocol—Corporate Value Chain (Scope 3) Standard. Note that other Scope 3 categories are screened regularly but not reported publicly due to lack of materiality.

# Leading by Example:
# Delivering Sustainable Communities

Our work is found at the heart of communities around the world. We are leveraging our technical expertise and using our own industry-leading sustainability journey as guidance to help organizations deliver life-changing and sustainable infrastructure. We continue to deliver excellence in broad strokes as we aid our clients in protecting the environment, enhancing the communities we serve, integrating sustainable development into everyday business, and improving governance. We take each client through tailored roadmaps that begin with where they are and end with achieving their goal, step-by-step. This collaboration is the catalyst for both creating new key infrastructure, and future-proofing aging structures and systems that communities rely on.

## Intuit Dome

AECOM recently celebrated the opening of Intuit Dome, the new home of the LA Clippers in Inglewood, California. As the lead designer along with AECOM Hunt as construction manager in a joint venture with Turner Construction, we helped deliver a world-class arena that reflects the Clippers' vision and the energy of the surrounding community. The cutting-edge design balances innovation with sustainability, creating a venue that enhances the fan experience while positively impacting the Inglewood community.

Intuit Dome is designed with sustainability at its core. The arena's diagrid steel frame and indoor-outdoor design take advantage of Southern California's climate, offering natural ventilation and optimizing solar energy. AECOM also integrated community-focused features, including a multipurpose plaza, community basketball courts and gathering spaces, showcasing its commitment to creating spaces that go beyond sports.

As one of the most sustainable arenas in the U.S., Intuit Dome is a prime example of AECOM's leadership in infrastructure. The project will not only elevate the fan experience but also contribute to the ongoing renaissance in Inglewood, making it a landmark for the community and a benchmark for future arenas.

## Southern Water

AECOM has been appointed by Southern Water, a major UK water utility, to provide asset management, program, and project management services for its Professional Services Framework. This partnership supports Southern Water's largest business plan in preparation for the Asset Management Plan Period 8 (AMP8) from 2025 to 2030.

The plan will address AMP8 provisions aimed at enhancing efficiency and improving water resilience, wastewater treatment, customer service, and environmental protection. Under Lot 1, AECOM will provide asset management and advisory services for five years and, under Lot 2, AECOM will focus on project management office (PMO) services and technology insights to boost efficiency.

As one of England's largest water utilities, Southern Water supplies 535 million liters of drinking water daily and treats 1,371 million liters of wastewater. Our role in Southern Water's latest round of infrastructure investments reinforces our track record of delivering innovative solutions for the UK water sector.

## City of Norfolk

Norfolk, Virginia, stands as a major coastal city and maritime hub with a rich history. Rising sea levels and storm surges pose clear challenges to its dynamic waterfront and critical infrastructure. Recognizing this vulnerability, the City of Norfolk has selected an AECOM-led joint venture to spearhead its $2.6 billion Coastal Storm Risk Management (CSRM) Project. As an initiative of the U.S. Army Corps of Engineers (USACE), the program aims to reduce the city's risk from coastal flooding and damage from nor'easters, hurricanes, and other significant storm events. Drawing upon our extensive knowledge of coastal resilience and decades of collaboration with USACE, the team has assembled local professionals and subject matter experts to help Norfolk become the coastal community of the future.

# Corporate Governance

# Safety

**Safeguarding our people remains a core value at AECOM. Our most important asset is our people and a safe and healthy environment for every member of our team is non-negotiable. Collective commitment to maintaining the physical, psychological, and social well-being of our employees, stakeholders, and global communities through appropriate risk management strategies directly contributed to our success in fiscal 2024.**

Safeguarding our people remains a core value at AECOM. Our most important asset is our people and a safe and healthy environment for every member of our team is non-negotiable. Collective commitment to maintaining the physical, psychological, and social well-being of our employees, stakeholders, and global communities through appropriate risk management strategies directly contributed to our success in fiscal 2024.

Our comprehensive global SH&E program, Safety for Life, provides policies, procedures, and processes to manage risk, while creating a Culture of Caring that supports participation in the necessary activities on and off the job. Holistic injury and illness prevention processes enable identification and management of hazards, allowing us to eliminate and reduce harm in our workplaces proactively and aggressively. Through these efforts we have successfully met our annually established leading and lagging key indicator targets, our Core Value Metrics, for both the AECOM Enterprise and all associated business groups. Our incident rates continue to be superior to the industry average. Within fiscal 2024, our Total Recordable Incident Rate (TRIR) in our Professional Services businesses reflect an improvement of 36% since fiscal 2021, while our Lost Workday Case Rate (LWCR) improved by 67% over the same period.

We apply the U.S. Occupational Safety and Health Administration (OSHA) recordable injury and illness definition to our global operations, allowing for a standard record-keeping approach across all regions. Our metrics include injury and illness incidents associated with our employees and do not include contractor data.

AECOM's Safety for Life program, driven by leadership commitment and empowered employees, has been fundamental to delivering industry-leading performance. This has been recognized through awards, including AECOM's Royal Society for the Prevention of Accidents (RoSPA) Order of Distinction for having achieved 15 consecutive annual Gold Awards. The RoSPA Health and Safety Awards is the largest occupational health and safety awards program in the UK. Our clients have also recognized AECOM's excellent execution, with our AECOM KAST project team in California, USA awarded the Shell Global Goal Zero HSSE Award. The team's commitment resulted in their outstanding performance and safe management of the KAST remediation site within a residential area.

**TRIR** = *total number of recordable incidents x 200,000 hours*

   *Total hours worked*

**LWCR** = *total number of lost time incidents x 200,000 hours*

   *Total hours worked*

**Multiyear LWCR Trend**



**Multiyear TIRR Trend**



# Ethics and Compliance

We believe good ethics is good business. We are committed to always prioritizing ethics and integrity, not simply because it's the right thing to do, but also because it helps safeguard our people and our company from potential wrongdoing while strengthening our brand and reputation around the world. Our Code of Conduct outlines the legal guidelines we must follow and general ethical principles to help each of us make the right decisions when conducting business worldwide. Leaders at the company promote ethical behavior through a global ethics committee as well as through regional ethics committees.

Our employees take part in annual Code of Conduct training, which received 100% completion in fiscal 2024. We also provide supplemental training on ethics and compliance issues throughout the year and incorporate ethics and compliance principles in our training for new employees and new managers.

Furthermore, we have a comprehensive cross-functional ethics and compliance program focused on preventing issues from occurring, detecting and resolving them if they happen, and communicating lessons learned to prevent them from repeating. As a result, we have been recognized eight times by Ethisphere as one of the World's Most Ethical Companies.

## 100%

**Our employees take part in annual Code of Conduct training, which received 100% completion in fiscal 2024.**

# Human Rights Commitment

AECOM is a signatory to the U.N. Global Compact and adheres to the International Bill of Rights and International Labor Organization's Declaration of Fundamental Principles and Rights at Work, which underscore our commitment to abiding by and promoting international human rights. AECOM's Human Rights Statement and Modern Slavery Act Statement provide more detail on our policies and commitments related to ensuring fundamental rights at work, such as reasonable working conditions and wages, the right to collective bargaining, and combating human rights abuses, such as modern slavery and child labor.

# Global Security and Resilience

AECOM's Global Security and Resilience (GSR) team collaborates with projects and offices to foster sustainable business growth by safeguarding people and assets, facilitating global operations, and preparing the business to recover from disruptive events. Leveraging deep industry experience, and innovative technologies, the GSR team proactively identifies and mitigates security risks in both high-risk and low-risk locations. Over fiscal 2024, this approach has enabled work in challenging environments while ensuring employee safety and security. The GSR team also oversees the organizational resilience process, preparing for and managing disruptive events such as wildfires, hurricanes, and civil disturbances, and fostering a culture of security and resilience across the company by encouraging situational awareness among employees.

# Data Security

We recognize the rapidly evolving landscape of cybersecurity threats and consistently invest in measures to protect data from unauthorized access, cyberattacks, phishing, and other malicious activities. Our dedication to data security is embodied in our comprehensive Information Security Program, which adheres to industry standards such as ISO 27001, NIST CSF, and NIST 800-53. This program safeguards our information from unauthorized access, modification, disclosure, or destruction.

# AECOM Leadership


**Troy Rudd**
Chief Executive Officer


**Lara Poloni**
President


**Gaurav Kapoor**
Chief Financial &
Operations Officer


**David Gan**
Chief Legal
Officer


**Shirley Adams**
Chief Human
Resources
Officer

# Current Board of Directors


**Bradley W. Buss**
Director


**Lydia Kennard**
Director*


**Derek Kerr**
Director


**Kristy Pipes**
Director


**Douglas W. Stotlar**
Director, Chairman
of the Board**


**Troy Rudd**
Director &
Chief Executive Officer


**Daniel R. Tishman**
Director


**Gen. Janet
C. Wolfenbarger**
Director


**Sander van 't
Noordende**
Director

*Will not stand for re-election at the 2025 Annual Meeting.
**Effective as of the 2025 Annual Meeting, Mr. Rudd will serve as Chairman of the Board and Mr. Stotlar will serve as Lead Independent Director.



# AECOM on NYSE

AECOM's common stock trades on the New York Stock Exchange under the symbol ACM.

## Investor Materials

AECOM's Investor Relations website contains background on our company and our services, financial information, frequently asked questions and our online annual report, as well as other useful information. For investor information, including additional copies of our Annual Report, Form 10-K, Form 10-Q or other financial literature, please visit our website at Investors.aecom.com.

Copies of AECOM's Form 10-K may be obtained free of charge by contacting William Gabrielski in our Investor Relations department via email at AECOMInvestorRelations@aecom.com or via phone at (212) 973-2982.

Independent registered public accounting firm Ernst & Young LLP, Los Angeles, California, USA.

## Transfer Agent

Computershare
P.O. Box 30170
College Junction, TX 77842
(800) 368-5948
www.computershare.com

# Disclaimers

## Forward-looking Information

This report contains forward-looking statements relating to the manner in which we intend to conduct our activities based on our current plans and expectations. These statements are not promises of our future conduct or policy and are subject to a variety of uncertainties and other factors, many of which are beyond our control. Therefore, the actual conduct of our activities, including the development, implementation or continuation of any program, policy or initiative discussed in this report may differ materially in the future. The statements of intention in this report speak only as of the date of this report, and we do not undertake to publicly update any statements in this report. As used in this report, the term "AECOM" and such terms as "the company," "our," "its," "we," and "us" may refer to one or more of AECOM's consolidated subsidiaries or affiliates or to all of them taken as a whole. All these terms are used for convenience only and are not intended as a precise description of any of the separate entities, each of which manages its own affairs.

# Regulation G information

## Reconciliation of revenue to net service revenue (NSR)
(in millions)

| | Twelve Months Ended | |
|---|---|---|
| | Sep 30, 2024 | Sep 30, 2023 |
| **Americas** | | |
| Revenue | $12,485.7 | $10,975.7 |
| Less: Pass-through revenue | 8,281.1 | 7,056.8 |
| Net service revenue | $4,204.6 | $3,918.9 |
| **International** | | |
| Revenue | $3,618.4 | $3,402.1 |
| Less: Pass-through revenue | 659.4 | 619.0 |
| Net service revenue | $2,959.0 | $2,783.1 |
| **Segment Performance (excludes ACAP)** | | |
| Revenue | $16,104.1 | $14,377.8 |
| Less: Pass-through revenue | 8,940.5 | 7,675.8 |
| Net service revenue | $7,163.6 | $6,702.0 |
| **Consolidated** | | |
| Revenue | $16,105.5 | $14,378.5 |
| Less: Pass-through revenue | 8,940.5 | 7,675.8 |
| Net service revenue | $7,165.0 | $6,702.7 |

## Reconciliation of adjusted operations to adjusted income from operations
(in millions)

| | Twelve Months Ended | |
|---|---|---|
| | Sep 30, 2024 | Sep 30, 2023 |
| **Americas Segment:** | | |
| Segment income from operations | $774.6 | $714.6 |
| Amortization of intangible assets | 17.3 | 17.3 |
| Adjusted segment income from operations | $791.9 | $731.9 |
| **International Segment:** | | |
| Segment income from operations | $337.4 | $254.7 |
| Amortization of intangible assets | 1.4 | 1.2 |
| Adjusted segment income from operations | $338.8 | $255.9 |
| **Segment Performance (excludes ACAP and G&A)** | | |
| Segment income from operations | $1,112.0 | $969.3 |
| Amortization of intangible assets | 18.7 | 18.5 |
| Adjusted segment income from operations | $1,130.7 | $987.8 |

## Reconciliation of income from operations to adjusted income from operations to adjusted EBITDA with noncontrolling interests (NCI) to adjusted EBITDA
(in millions)

| | Twelve Months Ended | |
|---|---|---|
| | Sep 30, 2024 | Sep 30, 2023 |
| Income from operations | $827.4 | $324.1 |
| Noncore AECOM Capital loss (income) | 40.5 | 315.8 |
| Restructuring costs | 99.0 | 188.4 |
| Amortization of intangible assets | 18.7 | 18.5 |
| Adjusted income from operations | $985.6 | $846.8 |
| Other income | 17.6 | 8.4 |
| Fair value adjustment included in other income | (7.2) | — |
| Depreciation | 152.5 | 152.4 |
| Adjusted EBITDA with noncontrolling interests (NCI) | $1,148.5 | $1,007.6 |
| Net income attributable to NCI from continuing operations excluding interest income included in NCI | (53.5) | (43.2) |
| Amortization of intangible assets included in NCI | (0.2) | (0.5) |
| Adjusted EBITDA | $886.4 | $963.9 |

## Reconciliation of net income attributable to AECOM from continuing operations per diluted share to adjusted net income attributable to AECOM from continuing operations per diluted share

| | Twelve Months Ended | |
|---|---|---|
| | Sep 30, 2024 | Sep 30, 2023 |
| Net income attributable to AECOM from continuing operations—per diluted share | $3.71 | $0.81 |
| Per diluted share adjustments: | | |
| Noncore AECOM Capital loss, net of NCI | 0.30 | 2.26 |
| Fair value adjustment included in other income | (0.06) | — |
| Restructuring costs | 0.73 | 1.34 |
| Amortization of intangible assets | 0.14 | 0.13 |
| Financing charges in interest expense | 0.07 | 0.03 |
| Tax effect of the above adjustments[1] | (0.28) | (1.01) |
| Valuation allowances and other tax only items | (0.09) | 0.15 |
| Adjusted net income attributable to AECOM from continuing operations per diluted share | $4.52 | $3.71 |

## Reconciliation of net cash provided by operating activities to free cash flow
(in millions)

| | Twelve Months Ended | |
|---|---|---|
| | Sep 30, 2024 | Sep 30, 2023 |
| Net cash provided by operating activities | $827.5 | $696.0 |
| Capital expenditures, net | (119.1) | (105.3) |
| Free cash flow | $708.4 | $590.7 |

[1] Adjusts the income taxes during the period to exclude the impact on our effective tax rate of the pre-tax adjustments shown above.



## About AECOM

AECOM (NYSE: ACM) is the global infrastructure leader, committed to delivering a better world. As a trusted professional services firm powered by deep technical abilities, we solve our clients' complex challenges in water, environment, energy, transportation and buildings. Our teams partner with public- and private-sector clients to create innovative, sustainable and resilient solutions throughout the project lifecycle – from advisory, planning, design and engineering to program and construction management. AECOM is a Fortune 500 firm that had revenue of $16.1 billion in fiscal year 2024. Learn more at aecom.com.

**AECOM** Delivering a better world

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

# FORM 10-K

**(Mark one)**

☒    **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2024**

OR

☐    **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from    to

**Commission file number 000-52423**

# AECOM
(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **61-1088522** |
| State or Other Jurisdiction Of Incorporation or Organization | I.R.S. Employer Identification Number |
| **13355 Noel Road** | |
| **Dallas, Texas** | **75240** |
| Address of Principal Executive Offices | Zip Code |

**(972) 788-1000**
Registrant's Telephone Number, Including Area Code

Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.01 par value | ACM | New York Stock Exchange |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of registrant's common stock held by non-affiliates on March 29, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of a share of the registrant's common stock on such date as reported on the New York Stock Exchange was approximately $13.3 billion.

Number of shares of the registrant's common stock outstanding as of November 15, 2024: 132,463,704

**DOCUMENTS INCORPORATED BY REFERENCE**

Part III incorporates information by reference from the registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of the registrant's fiscal 2024 year-end.

**TABLE OF CONTENTS**

# PART I

## ITEM 1. BUSINESS

*In this report, we use the terms "the Company," "we," "us" and "our" to refer to AECOM and its consolidated subsidiaries. Unless otherwise noted, references to years are for fiscal years. Our fiscal year consists of 52 or 53 weeks, ending on the Friday closest to September 30. For clarity of presentation, we present all periods as if the year ended on September 30. We refer to the fiscal year ended September 30, 2023 as "fiscal 2023" and the fiscal year ended September 30, 2024 as "fiscal 2024."*

### Overview

We are a leading global provider of professional infrastructure consulting and advisory services for governments, businesses and organizations throughout the world. We provide advisory, planning, consulting, architectural and engineering design, construction and program management services, and investment and development services to public and private clients worldwide in major end markets such as transportation, facilities, water, environmental, and energy.

According to Engineering News-Record's (ENR's) 2024 Design Survey, we are the second largest general architectural and engineering design firm in the world, ranked by 2023 design revenue, and we are the number one ranked water, transportation design, facilities design, environmental engineering, environmental consulting and environmental science firm in the world. In addition, we are ranked by ENR as the leading firm in a number of design end markets, including several water infrastructure-related markets. We utilize our scale and the technical strength of our workforce to create innovative solutions for our clients. Clients are increasingly seeking our technical expertise to solve the world's most complex and large scale infrastructure related challenges. Aging infrastructure, increasing urbanization, and growing energy demand create growth secular tailwinds for our markets. Our global network of technical experts, combined with our ability to advise, consult, design, and deliver program management services creates a competitive advantage. Our scale also creates the capacity for investment in digital capabilities that further enhance our delivery capabilities and value proposition.


ENR
Engineering News-Record
A leader in helping our clients deliver their most challenging projects
#1
Water
Transportation
General Building
Environmental Engineering
Green Design
Green Contractor
#2
Program Management
Environmental Firm
General Design Firm
Water Transmission Lines and Aqueducts
Water Treatment and Desalination
Wastewater Treatment Plants
Education
#3
Bridges
Marine and Ports

Our business focuses primarily on providing fee-based knowledge-based services. We primarily derive income from our ability to generate revenue and collect cash from our clients through the billing of our employees' time spent on client projects and our ability to manage our costs. AECOM Capital primarily derives its income from real estate development sales and management fees.

During the first quarter of fiscal 2020, we reorganized our operating and reporting structure to better align with our ongoing professional services business. This reorganization better reflected our continuing operations after the sale of our Management Services segment, the sale of our self-perform at-risk civil infrastructure and power construction businesses, and the sale of our oil & gas construction business. Our Management Services and self-perform at-risk construction businesses were part of our former Management Services segment and represented a substantial portion of the revenue of our former Construction Services segment, respectively. These businesses are classified as discontinued operations in all periods presented.

We report our continuing business through three segments, each of which is described in further detail below: Americas, International, and AECOM Capital (ACAP). Such segments are organized by the differing specialized needs of the respective clients and how we manage the business. We have aggregated various operating segments into our reportable segments based on their similar characteristics, including similar long-term financial performance, the nature of services provided, internal processes for delivering those services, and types of customers.

- *Americas*: Planning, advisory, consulting, architectural and engineering design, construction management and program management services to public and private clients in the United States, Canada, and Latin America in major end markets such as transportation, water, government, facilities, environmental, and energy.

- *International*: Planning, advisory, consulting, architectural and engineering design services and program management to public and private clients in Europe, the Middle East, India, Africa, and the Asia-Australia-Pacific regions in major end markets such as transportation, water, government, facilities, environmental, and energy.

- *AECOM Capital (ACAP)*: Primarily invests in and develops real estate projects.

### *Our Americas and International Segments*

Our Americas and International segments are comprised of a broad array of services, generally provided on a fee-for-service basis. These services include advisory, planning, consulting, architectural and engineering design, program management and construction management for public and private clients worldwide. For each of these services, our technical expertise includes civil engineering, structural engineering, digital, process engineering, mechanical engineering, geotechnical systems and electrical engineering, architectural, landscape and interior design, urban and regional planning, project economics, cost consulting and environmental, health and safety work.

With our design and technical consulting, advisory and program management expertise, we are able to provide our clients a broad spectrum of services across the life cycle of their assets. For example, within our water service offerings, we provide water, wastewater, water supply and water resource services, which are necessary in response to climate adaptation and resilience, drought mitigation and other environmental and social impact factors as part of major capital/infrastructure projects.

Our services may be sequenced over multiple phases or multiple projects in the form of a program. For example, in the area of program management and construction management services, our work for a client may begin with a small consulting or planning contract, and may later develop into a broader advisory, design or overall management role for the project or a series of projects, which we refer to as a program. Program and construction management contracts may employ small or large project teams and, in many cases, operate with our staff located at the project site.

In addition, our industry is undergoing a digital transformation, and we are investing in digital capabilities to extend our advantages, improve overall delivery, and create distinct solutions for clients that differentiate us from competitors and enhance our client experience. These investments include capturing the value of our libraries of data to build more efficient design processes, and innovative and more advanced solutions for increasingly complex challenges.

# End Markets



**Program Management**

Megacity Development
Transformational Transportation Infrastructure
Aviation
Environmental Remediation Programs
Energy and Grid Infrastructure
Water Supply Systems

**Water & Environment Advisory**

Digital Water Advisory and Consulting
Emerging Contaminants
Resource Management
Asset Management
Water Supply Optimization
Environmental Consulting



**Transportation**

Transit and Rail
Marine, Ports and Harbors
Highways, Bridges and Tunnels
Aviation



**Facilities**

Green Facilities
Government
Industrial
Urban Master Planning/Design
Commercial and Leisure Facilities
Educational
Health Care
Sports
Construction Management



**Water**

Water and Wastewater
Water Resources
Drought Response and Mitigation
Hazardous Chemicals



**Environment and Energy**

Environmental Management
Remediation
Permitting and Community Engagement
Transmission and Distribution
Alternative/Renewable Energy

We provide the services in these segments both directly and through joint ventures or similar arrangements to the following end markets or business sectors:

*Transportation.*

- *Transit and Rail.* Light rail, heavy rail (including highspeed, commuter and freight) and multimodal transit projects.

- *Marine, Ports and Harbors.* Wharf facilities and container port facilities for private and public port operators.

- *Highways, Bridges and Tunnels.* Interstate, primary and secondary urban and rural highway systems and bridge projects.

- *Aviation.* Landside terminal and airside facilities, runways, and taxiways.

*Facilities.*

- *Energy Efficient Facilities.* Designs for new build construction or refurbishment projects, such as office buildings, data centers and other facilities with high energy demands.

- *Government.* Emergency response services for the U.S. Department of Homeland Security, including the Federal Emergency Management Agency and engineering and program management services for agencies of the Department of Defense and Department of Energy.

- *Industrial.* Industrial facilities for a variety of niche end markets such as manufacturing, distribution, aviation, aerospace, communications, media, pharmaceuticals, renewable energy, chemical, and food and beverage facilities.

5

- *Urban Master Planning/Design.* Strategic planning and master planning services for new cities and major mixed-use developments in locations such as India, China, Southeast Asia, the Middle East, North Africa, the United Kingdom, and the United States.

- *Commercial and Leisure Facilities.* Corporate headquarters, high-rise office towers, historic buildings, hotels, leisure, sports and entertainment facilities, and corporate campuses.

- *Educational.* College and university campuses and other educational facilities.

- *Health Care.* Private and public health facilities.

- *Sports.* Sustainable building design for world-class sports arenas and stadiums.

- *Construction Management.* Program and construction management services for large scale building facility construction projects primarily in the Americas including: sports arenas, modern office and residential towers, hotels, convention centers, performance venues, aviation, and other facilities.

*Water.*

- *Water and Wastewater.* Treatment facilities as well as supply, distribution and collection systems, stormwater management, desalinization, and other water reuse technologies.

- *Water Resources.* Regional-scale floodplain mapping and analysis for public agencies, along with the analysis and development of protected groundwater resources for companies in the bottled water industry.

- *Drought Response and Mitigation.* Designing water re-use and similar systems to enhance resiliency of water supply.

- *Hazardous Chemicals.* Treating and addressing disposal of hazardous chemicals in water supplies and surrounding environments, such as per- and polyfluoroalkyl substances (PFAS).

*Environment and Energy.*

- *Environmental Management.* Waste handling, testing and monitoring of environmental conditions, and environmental construction management.

- *Remediation.* Restoring and remediating natural habitats, such as in response to industrial activity related to closed or abandoned mines.

- *Permitting and Community Engagement.* Advancing client projects through permitting processes, including implementation of innovative online engagement platforms, such as PlanEngage™.

- *Demand Side Management.* Public K-12 schools and universities, health care facilities, and courthouses and other public buildings, as well as energy conservation systems for utilities.

- *Transmission and Distribution.* Power stations and electric transmissions and distribution and cogeneration systems.

- *Alternative/Renewable Energy.* Production facilities such as ethanol plants, onshore and offshore wind farms, hydroelectric power, dams, flood control systems and geothermal subsections of regional power grids.

*Program Management* – We integrate the complexity of large-scale programs and projects through tailored approaches, proven methodologies, and multidisciplinary solutions to deliver transformative outcomes for our clients and the communities they serve, including:

- Megacity development.

- Transformational transportation infrastructure, such as high-speed rail.

- Aviation.

- Environmental remediation programs.

- Energy and grid infrastructure.

- Water supply systems.

*Water and Environment Advisory* – We provide expertise driven advisory services to infrastructure clients through the development of high-value strategies blending strategic direction with real-world expertise and deep collaboration, including:

- Digital Water Advisory and Consulting.

- Emerging Contaminants.

- Resource Management.

- Asset Management.

- Water Supply Optimization.

- Environmental Consulting.

### Our AECOM Capital Segment

ACAP typically partners with investors and experienced developers as co-general partners. These partnerships may, but are not required to, enter into contracts with our other AECOM affiliates to provide design, owners engineer, construction management, development and operations and maintenance services for ACAP funded projects. ACAP development activity is conducted through joint ventures or subsidiaries that may be consolidated or unconsolidated for financial reporting purposes depending on the extent and nature of our ownership interest. In addition, in connection with the investment activities of ACAP, AECOM or an affiliate may provide guarantees of certain financial obligations, including guarantees for completion of projects, repayment of debt, environmental indemnity obligations, and other lender required guarantees. ACAP has focused on investing in co-general partner equity opportunities with high quality partners, primarily targeting "build-to-core" investments in the top U.S. markets across all property types.

We completed a transaction that transitioned the AECOM Capital team to a new third-party platform in the third quarter of fiscal 2024. The team will continue to support AECOM Capital's investment vehicles pursuant to certain advisory agreements in a manner consistent with their current obligations.

***Thinking and Acting Globally***

AECOM is at its best when we think and act globally. Our strategy is focused on setting a new standard of excellence in the professional services industry. First, our operating structure promotes greater connectivity and collaboration across our seven regions and six global business lines. We drive growth by prioritizing our core markets, leaning into our greatest strengths and ensuring our best talent and resources are focused on nurturing client relationships. We are transforming the way we deliver work through technology and digital platforms improving the client experience and increasing efficiency.


Think and Act Globally Strategy
We are at our best when we think and act globally. Launched in 2020, our strategy comprises four pillars that have positioned us for continued growth. Through developing our teams' technical expertise, deepening our client relationships, transforming the way we work through technology and digital platforms, and enhancing our position as a leading infrastructure and sustainability consulting company, the execution of our strategy is setting new standards for excellence in our industry.
Investing In Our People
We are making AECOM the best place to be in our industry—a place where you are welcomed, trusted, and empowered to solve our clients' most complex challenges.
Transforming How We Work
We are deploying world-class technology and digital innovations to deliver our work significantly faster and with even greater accuracy, which improves the client experience and creates more flexible ways of working.
Extending Client Relationships
We are expanding our addressable market through our Program Management global business line and advisory expertise while focusing our technical experts on our highest returning markets to deliver long-term profitable growth.
Delivering Sustainable Legacies
We are leading the change toward a more sustainable, resilient, and equitable future through our own operational commitments and by helping our clients.

**Human Capital Management**

Our principal asset is our employees and large percentages of our employees have technical and professional backgrounds and undergraduate and/or advanced degrees. At the end of our fiscal 2024, we employed approximately 51,000 persons, of whom approximately 18,000 were employed in the United States. Over 300 of our domestic employees are covered by collective bargaining agreements or by specific labor agreements, which expire upon completion of the relevant project. We believe that the quality and level of service that our professionals deliver are among the highest in our industry.

We are committed to enhancing our position as a leading employer in our industry by attracting and retaining the best technical professionals in the world. Critical to our continued success is our ability to offer a compelling employee value proposition that promises competitive pay and benefits, an inclusive environment that supports flexibility and well-being and encourages collaboration and innovation, and a shared commitment to technical excellence, continuous learning and career growth. Through our Thrive with AECOM program, we are focused on fostering an inclusive environment within AECOM and beyond by building diverse talent, expanding understanding, enriching communities and thinking without limits. This understanding informs our approach to managing our human capital resources. Our human capital objectives and initiatives are overseen by our Board as per our Corporate Governance Guidelines.

***Health and Safety***. Core to our corporate values is safeguarding our people and fostering a culture of caring that promotes the wellbeing of our employees, contractors and business partners. We safeguard our people, projects and reputation by striving for zero employee injuries and illnesses, while operating and delivering our work responsibly and sustainably. We maintain our industry's best-in-class lost workday case and recordable incident rates, and our safety performance is consistently recognized by key clients across the regions where we work as well as by recognized safety organizations. We have taken and will continue to take critical steps to keep our people, clients and communities safe, including any necessary actions in response to local and global health crises.

***Freedom to Grow***. Freedom to Grow is our global framework designed to support employees in finding the balance and flexibility they need to be their best and deliver for clients, and a key factor in our ability to attract and retain talent. Employees and managers can evaluate work schedules and locations and align on an arrangement that prioritizes client and team responsibilities while supporting individual needs and includes three days a week in the office or at project sites as an expectation. Our Freedom to Grow program goes far beyond just when and where we work. We consider our people's holistic experience, respecting diversity in work, communication and thinking styles.


Work time
Break the 9–5
Set your work hours and days so you can best meet the needs of your family, your clients and your team.
Work locations
Choose where you work
Work from an AECOM office or client site three days a week and have the flexibility to work from home or another remote site.
Workstyle
Perform at your best
Your workstyle is the way you think, organize and complete your work—and it's as unique as you. Work in a way that suits you while still meeting client and team needs.
Communicating
Speak freely
Your communication style is about how you give and receive information. Communicate in a way that comes naturally to you and that supports a safe and respectful environment.
Thinking
Play to your strengths
You are free to think, problem-solve and challenge the status quo in ways that you're best at.
Being
Be yourself
Feel free to express who you are when you come to work. This means all the little things that make up your unique personality.
Time off
Take a break
Take time off for your well-being, provided you have a plan to achieve your goals and have your manager's approval.
Create what flexibility looks like for you

***Technical and professional development.*** Technical excellence is the foundation of our business—it's how we harness the power of our teams' technical skills and expertise to deliver high quality solutions for clients and communities we serve. We strive to be home to our industry's best technical minds — professionals who thrive in an environment that encourages their collaboration and innovation and celebrates great project and client outcomes.

We have invested in a robust learning ecosystem that keeps our employees project-ready with 'on the job' technical training, future-ready with new digital tools, thought leadership and programs that inspire innovation, and globally connected within their technical practice and strategic partnerships.

Our digital learning platform, AECOM University, delivers high-quality and personalized learning experiences, including our Global Technical Academies. Created by us for us, Academies deliver structured and self-directed technical training courses on key global topics, practices and markets that are relevant to our business. Our Technical Practice Network connects professionals every day in a global online community to enable networking, collaboration and problem solving.

In addition, our full range of professional development programs, called Leadership at all Levels, enhance business and leadership skills. From early career and graduate programs, to practical manager training, and executive coaching and leadership development, we are supporting development at every career level. These programs are based on our four pillars of Leadership Capabilities, which outline the behaviors we want our leaders to demonstrate and exemplify for the collective success as an organization.

*Purpose and impact*. Our purpose of delivering a better world is at the core of all that we do. As the world's trusted infrastructure consulting firm, we are determined and well-positioned to deliver positive, impactful and Sustainable Legacies for our company, our communities and our planet. Through our projects and our operations, we have both a significant opportunity and a responsibility to protect, enhance and restore the world's natural and social systems. Through strategic nonprofit partnerships, pro-bono work, skills-based volunteering and philanthropy, our corporate responsibility platform is focused on delivering access to safe and secure infrastructure to those who need it most, creating opportunity for the leaders of tomorrow and protecting our planet so that our company can fulfill its purpose to deliver a better world. As part of our pro-bono program, our technical experts partnered with nonprofit organizations in their local communities to provide critical design, engineering and infrastructure solutions. We maintain an internal Global Sustainable Legacies Council focused on executing on our purpose and ensuring that our actions are as strong as our policies.

**Our Clients**

Our clients consist primarily of national, state, regional and local governments, public and private institutions and major corporations. The following table sets forth our total revenue attributable to these categories of clients for each of the periods indicated:

| | Year Ended September 30,<br>($ in millions) | | | | | |
|---|---|---|---|---|---|---|
| | **2024** | | **2023** | | **2022** | |
| U.S. Federal Government | $ 1,064.0 | 7 % | $ 790.6 | 5 % | $ 821.3 | 6 % |
| U.S. State and Local Governments | 3,660.5 | 23 | 2,918.9 | 20 | 2,824.0 | 21 |
| Non-U.S. Governments | 2,610.0 | 16 | 2,544.7 | 18 | 1,800.6 | 14 |
| Subtotal Governments | 7,334.5 | 46 | 6,254.2 | 43 | 5,445.9 | 41 |
| Private Entities (worldwide) | 8,771.0 | 54 | 8,124.3 | 57 | 7,702.3 | 59 |
| Total | $ 16,105.5 | 100 % | $ 14,378.5 | 100 % | $ 13,148.2 | 100 % |

No single client accounted for 10% or more of our revenue in any of the past five fiscal years. Approximately 7%, 5%, and 6% of our revenue was derived through direct contracts with agencies of the U.S. federal government in the years ended September 30, 2024, 2023, and 2022, respectively.

**Contracts**

The price provisions of the contracts we undertake can be grouped into several broad categories: cost-reimbursable contracts, guaranteed maximum price contracts, and fixed-price contracts. For the year ended September 30, 2024, our revenue was comprised of 40%, 37%, and 23% cost-reimbursable, guaranteed maximum price, and fixed-price contracts, respectively.

*Cost-Reimbursable Contracts*

Cost-reimbursable contracts include cost-plus fixed fee, cost-plus fixed rate, and time-and-materials price contracts. Under cost-plus contracts, we charge clients for our costs, including both direct and indirect costs, plus a negotiated fee or rate. We recognize revenues based on actual direct costs incurred and the applicable fixed rate or portion of the fixed fee earned as of the balance sheet date. Under time-and-materials price contracts, we negotiate hourly billing rates and charge clients based on the actual time we expend on the project. In addition, clients reimburse us for materials and other direct incidental expenditures, including payments to subcontractors, incurred in connection with our performance under the contract. Time-and-material price contracts may also have a fixed-price element in the form of not-to-exceed or guaranteed maximum price provisions.

Some cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, we may share award fees with subcontractors. We generally recognize revenue to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. We take the award fee or penalty on contracts into consideration when estimating revenue and profit rates, and record revenue related to the award fees when there is sufficient information to assess anticipated contract performance and a significant reversal of the award fee is not probable. Once an award is received, the estimated or accrued fees are adjusted to the actual award amount.

Some cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether we achieve above, at, or below target results. We originally recognize revenue on these contracts based upon expected results. These estimates are revised when necessary based upon additional information that becomes available as the contract progresses.

### *Guaranteed Maximum Price Contracts*

Guaranteed maximum price (GMP) contracts share many of the same contract provisions as cost-plus and fixed-price contracts. As with cost-plus contracts, clients are provided a disclosure of all project costs, and a lump sum percentage fee is separately identified. We provide clients with a guaranteed price for the overall project (adjusted for change orders issued by clients) and a schedule including the expected completion date. Cost overruns or costs associated with project delays in completion could generally be our responsibility. For many of our commercial or residential GMP contracts, the final price is generally not established until we have subcontracted a substantial percentage of the trade contracts with terms consistent with the master contract, and we have negotiated additional contract limitations, such as waivers of consequential damages as well as aggregate caps on liabilities and liquidated damages. Revenue is recognized for GMP contracts as project costs are incurred relative to total estimated project costs.

### *Fixed-Price Contracts*

Fixed-price contracts include both lump-sum and fixed-unit price contracts. Under lump-sum contracts, we perform all the work under the contract for a specified price. Lump-sum contracts are typically subject to price adjustments if the scope of the project changes or unforeseen conditions arise. Under fixed-unit price contracts, we perform a number of units of work at an agreed price per unit with the total payment under the contract determined by the actual number of units delivered. Revenue is recognized for fixed-price contracts using the input method measured on a cost-to-cost basis as the Company believes this is the best measure of progress towards completion.

Some of our fixed-price contracts require us to provide surety bonds or parent company guarantees to assure our clients that their project will be completed in accordance with the terms of the contracts as further disclosed in Note 18—Commitments and Contingencies. In such cases, we may require our primary subcontractors to provide similar performance bonds and guarantees and to be adequately insured, and we may flow down the terms and conditions set forth in our agreement on to our subcontractors. There may be risks associated with completing these projects profitably if we are not able to perform our services within the fixed-price contract terms.

### *Joint Ventures*

Some of our larger contracts may operate under joint ventures or other arrangements under which we team with other reputable companies, typically companies with which we have worked for many years. This is often done where the scale of the project dictates such an arrangement or when we want to strengthen either our market position or our technical skills.

## Backlog

Backlog represents revenue we expect to realize for work completed by our consolidated subsidiaries and our proportionate share of work to be performed by unconsolidated joint ventures. Backlog is expressed in terms of gross revenue and, therefore, may include significant estimated amounts of third party or pass-through costs to subcontractors and other parties. We report transaction price allocated to remaining unsatisfied performance obligations (RUPO) of $19.8 billion, as described in Note 4, Revenue Recognition, in the notes to our consolidated financial statements. The most significant differences between our backlog and RUPO are backlog contains revenue we expect to record in the future where we have been awarded the work, but the contractual agreement has not yet been signed and revenue related to service contracts that extend beyond the termination provision of those contracts, where RUPO requires us to assume the contract will be terminated at its earliest convenience. Accordingly, RUPO is $17.6 billion lower than backlog. For non-government contracts, our backlog includes future revenue at contract rates, excluding contract renewals or extensions that are at the discretion of the client. For contracts with a not-to-exceed maximum amount, we include revenue from such contracts in backlog to the extent of the remaining estimated amount. We calculate backlog without regard to possible project reductions or expansions or potential cancellations until such changes or cancellations occur. No assurance can be given that we will ultimately realize our full backlog. Backlog fluctuates due to the timing of when contracts are awarded and contracted and when contract revenue is recognized. Many of our contracts require us to provide services over more than one year. Our backlog for the year ended September 30, 2024 decreased $2.2 billion, or 5.6%, to $37.4 billion as compared to $39.6 billion for the corresponding period last year, primarily due to a decrease in our Americas Construction Management design business.

11

The following summarizes backlog (in billions):

|  | September 30, | | | |
|---|---|---|---|---|
|  | 2024 | | 2023 | |
| Backlog: | | | | |
| Americas segment | $ | 31.0 | $ | 33.3 |
| International segment | | 6.4 | | 6.3 |
| Total backlog | $ | 37.4 | $ | 39.6 |

**Competition**

The markets we serve are highly fragmented and we compete with a large number of regional, national and international companies. We have numerous competitors, ranging from small private firms to multi-billion dollar companies, some of which have greater financial resources or that are more specialized and concentrate their resources in particular areas of expertise. The extent of our competition varies according to the particular markets and geographic area. The degree and type of competition we face is also influenced by the type and scope of a particular project. The technical and professional aspects of our services generally do not require large upfront capital expenditures and, therefore, provide limited barriers against new competitors.

We believe that we are well positioned to compete in our markets because of our reputation, our cost effectiveness, our long-term client relationships, our extensive network of offices, our employee expertise, and our broad range of services. In addition, as a result of our extensive national and international network, we are able to offer our clients localized knowledge and expertise, as well as the support of our worldwide professional staff. In addition, through investments in technology and innovation, we are able to bring advanced solutions to clients.

**Seasonality**

We experience seasonal trends in our business. Our revenue is typically higher in the last half of the fiscal year. The fourth quarter of our fiscal year (July 1 to September 30) is typically our strongest quarter. We find that the U.S. federal government tends to authorize more work during the period preceding the end of our fiscal year, September 30. In addition, many U.S. state governments with fiscal years ending on June 30 tend to accelerate spending during their first quarter, when new funding becomes available. Further, our construction management revenue typically increases during the summer months when weather and daylight hours are more conducive to outdoor activities. Within the United States, as well as other parts of the world, our business generally benefits from milder weather conditions in our fiscal fourth quarter. Our construction and project management services also typically expand during the summer months when weather and daylight hours are more conducive to outdoor activities. The first quarter of our fiscal year (October 1 to December 31) is typically our lowest revenue quarter. The harsher weather conditions impact our ability to complete work in parts of North America and the holiday season schedule affects our productivity during this period. For these reasons, coupled with the number and significance of client contracts commenced and completed during a particular period, as well as the timing of expenses incurred for corporate initiatives, it is not unusual for us to experience seasonal changes or fluctuations in our quarterly operating results.

**Risk Management and Insurance**

Risk management is an integral part of our project management approach and our project execution process. We have an Office of Risk Management that reviews and oversees the risk profile of our operations through a tiered process of formal risk committees with the highest-risk pursuits subject to vetting at each tier. Following contract execution, and commencement of delivery, projects are monitored via a formal monthly or quarterly project-review process designed to ensure project performance and risk mitigation. Also, pursuant to our internal delegations of authority, a group of senior members of our risk management team evaluates risk through internal risk analyses of higher-risk projects, contracts or other business decisions. We maintain insurance covering professional liability and claims involving bodily injury and property damage, among other coverages. Wherever possible, we endeavor to eliminate or reduce the risk of loss on a project through the use of quality assurance/control, risk management, workplace safety and similar methods.

**Regulations**

Our business is impacted by environmental, health and safety, government procurement, anti-bribery and other government regulations and requirements. Below is a summary of some of the significant regulations that impact our business.

*Environmental, Health and Safety.* Our business involves the planning, design, program management, construction management, and operations and maintenance at various project sites, including, but not limited to, nuclear facilities, hazardous waste and Superfund sites, hydrocarbon production, distribution and transport sites, and other infrastructure-related facilities. We also regularly perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands.

Significant fines, penalties and other sanctions may be imposed for non-compliance with environmental and health and safety laws and regulations, and some laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts that were in compliance with all applicable laws at the time these acts were performed. For example, there are a number of governmental laws that strictly regulate the handling, removal, treatment, transportation and disposal of toxic and hazardous substances, such as the Comprehensive Environmental Response Compensation and Liability Act of 1980, and comparable national and state laws, that impose strict, joint and several liabilities for the entire cost of cleanup, without regard to whether a company knew of or caused the release of hazardous substances. In addition, some environmental regulations can impose liability for the entire clean-up upon owners, operators, generators, transporters and other persons arranging for the treatment or disposal of such hazardous substances related to contaminated facilities or project sites. Other federal environmental, health and safety laws affecting us include, but are not limited to, the Resource Conservation and Recovery Act, the National Environmental Policy Act, the Clean Air Act, the Clean Air Mercury Rule, the Occupational Safety and Health Act, the Toxic Substances Control Act, and the Superfund Amendments and Reauthorization Act, as well as other comparable national and state laws. Liabilities related to environmental contamination or human exposure to hazardous substances, comparable national and state laws or a failure to comply with applicable regulations could result in substantial costs to us, including cleanup costs, fines and civil or criminal sanctions, third-party claims for property damage or personal injury, or cessation of remediation activities.

Some of our business operations are covered by Public Law 85-804, which provides for indemnification by the U.S. federal government against claims and damages arising out of unusually hazardous or nuclear activities performed at the request of the U.S. federal government. Should public policies and laws change, however, U.S. federal government indemnification may not be available in the case of any future claims or liabilities relating to hazardous activities that we undertake to perform.

*Government Procurement.* The services we provide to the U.S. federal government are subject to Federal Acquisition Regulation, the Truth in Negotiations Act, Cost Accounting Standards, the Services Contract Act, False Claims Act, export controls rules and Department of Defense (DOD) security regulations, as well as many other laws and regulations. These laws and regulations affect how we transact business with our clients and, in some instances, impose additional costs on our business operations. A violation of specific laws and regulations could lead to fines, contract termination or suspension of future contracts. Our government clients can also terminate, renegotiate, or modify any of their contracts with us at their convenience; and many of our government contracts are subject to renewal or extension annually.

*Anti-Bribery and other regulations.* We are subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. To the extent we export technical services, data and products outside of the U.S., we are subject to U.S. and international laws and regulations governing international trade and exports, including, but not limited to, the International Traffic in Arms Regulations, the Export Administration Regulations, and trade sanctions against embargoed countries. We provide services to the DOD and other defense-related entities that often require specialized professional qualifications and security clearances. In addition, as engineering design services professionals, we are subject to a variety of local, state, federal, and foreign licensing and permit requirements and ethics rules.

**Raw Materials**

We purchase most of the raw materials and components necessary to operate our business from numerous sources. However, the price and availability of raw materials and components may vary from year to year due to customer demand, production capacity, market conditions, and material shortages. While we do not currently foresee the lack of availability of any particular raw materials in the near term, prolonged unavailability of raw materials necessary to our projects and services or significant price increases for those raw materials could have a material adverse effect on our business in the near term.

**Government Contracts**

Generally, our government contracts are subject to renegotiation or termination of contracts or subcontracts at the discretion of the U.S. federal, state or local governments, and national governments of other countries.

**Trade Secrets and Other Intellectual Property**

We rely principally on trade secrets, confidentiality policies and other contractual arrangements to protect much of our intellectual property.

**Available Information**

The reports we file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy materials, including any amendments, are available free of charge on our website at *www.aecom.com* as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The SEC also maintains a website *(www.sec.gov)* containing reports, proxy and information statements, and other information that we file with the SEC. Our Corporate Governance Guidelines and our Code of Ethics are available on our website at *www.aecom.com* under the "Investors" section. Copies of the information identified above may be obtained without charge from us by writing to AECOM, 13355 Noel Road, Suite 400, Dallas, Texas 75240, Attention: Corporate Secretary.

**ITEM 1A. RISK FACTORS**

*We operate in a changing global environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. The risks described below highlight some of the factors that have affected, and in the future could affect our operations. Additional risks we do not yet know of or that we currently believe are immaterial may also affect our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.*

**Risks Related to Our Markets, Customers and Business**

**Our industry is highly competitive, and we may be unable to compete effectively, which could result in reduced revenue, profitability and market share.**

We are engaged in a highly competitive business. The markets we serve are highly fragmented and we compete with a large number of regional, national and international companies. These competitors may have greater financial and other resources than we do. Others are smaller and more specialized, and concentrate their resources in particular areas of expertise. The extent of our competition varies according to the particular markets and geographic area. In addition, the technical and professional aspects of some of our services generally do not require large upfront capital expenditures and provide limited barriers against new competitors.

The degree and type of competition we face is also influenced by the type and scope of a particular project. Our clients make competitive determinations based upon qualifications, experience, performance, reputation, technology, customer relationships, price and ability to provide the relevant services in a timely, safe and cost-efficient manner. Increased competition may result in our inability to win bids for future projects, increased margin pressure and loss of revenue, profitability and market share.

**Our ability to compete in our industry will be harmed if we do not retain the continued services of our senior management and key technical personnel.**

We rely heavily upon the expertise and leadership of our people. There is strong competition for qualified technical and management personnel in the sectors in which we compete. We may not be able to continue to attract and retain qualified technical and management personnel, such as engineers, architects and project managers, who are necessary for the development of our business or to replace qualified personnel in the timeframe demanded by our clients. Also, some of our personnel hold government granted eligibility that may be required to obtain government projects. Loss of the services of, or failure to recruit, senior management or key technical personnel could impact the long-term performance of the Company and limit our ability to successfully complete existing projects and compete for new projects.

***Demand for our services is cyclical and vulnerable to sudden economic downturns and reductions in government and private industry spending. If economic conditions remain uncertain and/or weaken, our revenue and profitability could be adversely affected.***

Demand for our services is cyclical and may be vulnerable to sudden economic downturns, interest rate fluctuations and reductions in government and private industry spending that result in clients delaying, curtailing or canceling proposed and existing projects. Where economies are weakening, our clients may demand more favorable pricing or other terms while their ability to pay our invoices or to pay them in a timely manner may be adversely affected. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects. If economic conditions remain uncertain and/or weaken and/or government spending is reduced, our revenue and profitability could be materially adversely affected.

***We depend on long-term government contracts, some of which are only funded on an annual basis. If appropriations for funding are not made in subsequent years of a multiple-year contract, we may not be able to realize all of our anticipated revenue and profits from that project.***

A substantial portion of our revenue is derived from contracts with agencies and departments of national, state, and local governments. During fiscal 2024 and 2023, approximately 46% and 43%, respectively, of our revenue was derived from contracts with government entities.

Most government contracts are subject to such government's budgetary approval process. Legislatures typically appropriate funds for a given program on an annual basis, even though contract performance may take more than one year. In addition, public-supported financing such as state and local municipal bonds may be only partially raised to support existing infrastructure projects. As a result, at the beginning of a program, the related contract is only partially funded, and additional funding is normally committed only as appropriations are made in each fiscal year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, an extended government shutdown, competing priorities for appropriation, changes in administration or control of legislatures, and the timing and amount of tax receipts and the overall level of government expenditures. Similarly, the impact of an economic downturn on governments may make it more difficult for them to fund infrastructure projects. If appropriations are not made in subsequent years on our government contracts, then we will not realize all of our potential revenue and profit from those contracts.

***If we are unable to win or renew government contracts during regulated procurement processes, our operations and financial results would be harmed.***

Government contracts are awarded through a regulated procurement process. The federal government has awarded multi-year contracts with pre-established terms and conditions, such as indefinite delivery contracts, that generally require those contractors that have previously been awarded the indefinite delivery contract to engage in an additional competitive bidding process before a task order is issued. The federal government has also awarded federal contracts based on a low-price, technically acceptable criteria emphasizing price over qualitative factors, such as past performance. As a result of these competitive pricing pressures, our profit margins on future federal contracts may be reduced and may require us to make sustained efforts to reduce costs in order to realize profits under government contracts. If we are not successful in reducing the amount of costs we incur, our profitability on government contracts will be negatively impacted. In addition, we may not be awarded government contracts because of existing government policies designed to protect small businesses and under-represented minority contractors. Our inability to win or renew government contracts during regulated procurement processes could harm our operations and reduce our profits and revenues.

***Governmental agencies may modify, curtail or terminate our contracts at any time prior to their completion and, if we do not replace them, we may suffer a decline in revenue.***

Most government contracts may be modified, curtailed or terminated by the government either at its discretion or upon the default of the contractor. If the government terminates a contract at its discretion, then we typically are able to recover only costs incurred or committed, settlement expenses and profit on work completed prior to termination, which could prevent us from recognizing all of our potential revenue and profits from that contract. In addition, for some assignments, the U.S. government may attempt to "insource" the services to government employees rather than outsource to a contractor. If a government terminates a contract due to our default, we could be liable for excess costs incurred by the government in obtaining services from another source.

***Our contracts with governmental agencies are subject to audit, which could result in adjustments to reimbursable contract costs or, if we are charged with wrongdoing, possible temporary or permanent suspension from participating in government programs.***

Our books and records are subject to audit by the various governmental agencies we serve and their representatives. These audits can result in adjustments to the amount of contract costs we believe are reimbursable by the agencies and the amount of our overhead costs allocated to the agencies. If such matters are not resolved in our favor, they could have a material adverse effect on our business. In addition, if one of our subsidiaries is charged with wrongdoing as a result of an audit, that subsidiary, and possibly our company as a whole, could be temporarily suspended or could be prohibited from bidding on and receiving future government contracts for a period of time. Furthermore, as a government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud actions, whistleblower lawsuits, and other legal actions and liabilities to which purely private sector companies are not, the results of which could materially adversely impact our business. For example, from time to time we may be subject to qui tam lawsuits, which typically allege that we have made false statements or certifications in connection with claims for payment, or improperly retained overpayments, from the government. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff.

**Risks Related to our Capital Structure**

***The agreements governing our debt contain a number of restrictive covenants which will limit our ability to finance future operations, acquisitions or capital needs or engage in other business activities that may be in our interest.***

The Credit Agreement (defined below) and the indentures governing our debt contain a number of significant covenants that impose operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect and, in many respects, limit or prohibit, among other things, our ability and the ability of some of our subsidiaries to:

- incur additional indebtedness;

- create liens;

- pay dividends and make other distributions in respect of our equity securities;

- redeem or repurchase our equity securities;

- distribute excess cash flow from foreign to domestic subsidiaries;

- make investments or other restricted payments;

- sell assets;

- enter into transactions with affiliates; and

- effect mergers or consolidations.

In addition, our Credit Agreement requires us to comply with a consolidated leverage ratio. Our ability to comply with this ratio may be affected by events beyond our control. These restrictions could limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans, and could adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our debt instruments. If an event of default occurs, our creditors could elect to:

- declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

- require us to apply all of our available cash to repay the borrowings; or

- prevent us from making debt service payments on our borrowings.

If we were unable to repay or otherwise refinance these borrowings when due, the applicable creditors could sell the collateral securing some of our debt instruments, which constitutes substantially all of the Company's and certain of its domestic wholly-owned subsidiaries' assets.

***Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.***

Borrowings under our Credit Agreement are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. A 1.00% increase in such interest rates would increase total interest expense under our Credit Agreement for the year ended September 30, 2024 by $9.6 million, including the effect of our interest rate swap and interest rate cap agreements. We may, from time to time, enter into additional interest rate derivatives that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate derivatives with respect to all of our variable rate indebtedness, and any derivatives we enter into may not fully mitigate our interest rate risk and could be subject to credit risk themselves.

***If we are unable to continue to access credit on acceptable terms, our business may be adversely affected.***

The changing nature of the global credit markets could make it more difficult for us to access funds, refinance our existing indebtedness, enter into agreements for uncommitted debt bond facilities and new indebtedness, replace our existing revolving and term credit agreements or obtain funding through the issuance of our securities. We use credit facilities to support our working capital and other needs. There is no guarantee that we can continue to renew our credit facility on terms as favorable as those in our existing credit facility and, if we are unable to do so, our costs of borrowing and our business may be adversely affected.


**Risks Related to our International Operations**


***Our operations worldwide expose us to legal, political and economic risks in different countries as well as currency exchange rate fluctuations and impacts from inflation that could harm our business and financial results.***

During fiscal 2024, revenue attributable to our services provided outside of the United States to non-U.S. clients was approximately 27% of our total revenue. There are risks inherent in doing business internationally, including:

- the ongoing conflict between Russia and Ukraine, which has resulted in the imposition by the U.S. and other nations of restrictive actions against Russia, Belarus and certain banks, companies and individuals;

- imposition of governmental controls and changes in laws, regulations or policies;

- political and economic instability, including in the Middle East;

- civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

- changes in U.S. and other national government trade policies affecting the markets for our services, such as retaliatory tariffs between the United States and China;

- political unrest in Hong Kong where we have a significant presence;

- impact of health crises and their related economic impacts;

- increases in the consumer price index and interest rates;

- changes in regulatory practices, tariffs and taxes;

- potential non-compliance with a wide variety of laws and regulations, including anti-corruption, export control and anti-boycott laws and similar non-U.S. laws and regulations;

- changes in labor conditions;

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- logistical and communication challenges; and

- currency exchange rate fluctuations, devaluations and other conversion restrictions.

Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

***We operate in many different jurisdictions and we could be adversely affected by legislative actions of governments, as well as violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.***

The U.S. Foreign Corrupt Practices Act (FCPA) and similar worldwide anti-corruption laws, including the U.K. Bribery Act of 2010, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws, including the requirements to maintain accurate information and internal controls which may fall within the purview of the FCPA, its books and records provisions or its anti-bribery provisions. We operate in many parts of the world that have experienced governmental corruption to some degree; and, in some circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. Despite our training and compliance programs, we cannot assure that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. In addition, from time to time, government investigations of corruption affect us and our peers. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

The Building Safety Act (the "Act"), the primary legislation which introduces a new framework for the regulation of the UK construction industry, became law on April 28, 2022. While limited parts of the Act have not yet been enacted, and further secondary legislation is expected, most of the provisions are now in force. The Act extends liability periods for some historical defects in residential properties completed prior to 2022, creates a new government regulatory body responsible for building safety and new legal obligations regarding building safety, reallocates the risk related to design and construction, and requires the development of a more stringent regulatory regime for select buildings. The new legislation has resulted in new risk, regulatory and cost challenges for our United Kingdom and global operations.

Any of these events could adversely affect our United Kingdom, European operations and overall business and financial results.

***We work in international locations where there are high security risks, which could result in harm to our employees and contractors or material costs to us.***

Some of our services are performed in high-risk locations, such as the Middle East, Africa, and Southeast Asia, where the location is suffering from political, social or economic problems, or war or civil unrest. In those locations where we have employees or operations, we may incur material costs to maintain the safety of our personnel. Despite these precautions, the safety of our personnel in these locations may continue to be at risk. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of key employees, contractors or assets.

**Risks Related to Our Operations and Technology**

***Many of our project sites are inherently dangerous workplaces. Failure to maintain safe work sites and equipment could result in environmental disasters, employee deaths or injuries, reduced profitability, the loss of projects or clients and possible exposure to litigation.***

Our project sites often put our employees and others in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On some project sites, we may be responsible for safety and, accordingly, we have an obligation to implement effective safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, as well as expose ourselves to possible litigation. As a result, our failure to maintain adequate safety standards and equipment could result in reduced profitability, harm to our reputation, or the loss of projects or clients, and could have a material adverse impact on our business, financial condition, and results of operations.

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***Cybersecurity threats, information technology systems outages and data privacy incidents could adversely harm our business.***

We may experience errors, outages, or delays of service in our information technology systems, which could significantly disrupt our operations, impact our clients and employees, damage our reputation, and result in litigation and regulatory fines or penalties. Various privacy and securities laws pertaining to client and employee data usage require us to manage and protect sensitive and proprietary information. For example, the European's Union General Data Protection Regulation may apply to companies processing data of European Union residents, even if the company is not located in the European Union. In addition, the California Consumer Privacy Act increased the penalties for data privacy incidents.

We face threats to our information technology systems, including unauthorized access, computer hackers, computer viruses, malicious code, cyber-attacks, ransomware, data extortion, phishing and other cybersecurity problems and system disruptions, including possible unauthorized access to our and our clients' proprietary information. Our cybersecurity program is designed to use industry-accepted security measures and technology to securely maintain all proprietary information on our information technology systems. In the ordinary course of business, we have been targeted by malicious cyber-attacks. Anyone who circumvents our security measures could misappropriate proprietary information, including information regarding us, our employees and/or our clients, or cause interruptions in our operations. Although we devote considerable resources to our cybersecurity programs and have implemented security measures to protect our systems and to prevent, detect and respond to cybersecurity incidents, there can be no assurance that our efforts will prevent these threats. As these security threats continue to evolve, we may be required to devote additional resources to help prevent, detect and respond to system disruptions and cybersecurity incidents.

We also rely in part on third-party software and information technology vendors to run our critical accounting, project management and financial information systems. We depend on our software and information technology vendors to provide long-term software and hardware support for our information systems. Our software and information technology vendors may decide to discontinue further development, integration or long-term software and hardware support for our information systems, in which case we may need to abandon one or more of our current information systems and migrate some or all of our accounting, project management and financial information to other systems, thus increasing our operational expense, as well as disrupting the management of our business operations.

Any of these events could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, while we maintain insurance designed to cover these events, our coverage may not sufficiently cover all types of losses or claims that may arise or be subject to exclusions.

## Risks Related to Contracts and Joint Ventures

***Our business and operating results could be adversely affected by losses under fixed-price or guaranteed maximum price contracts.***

Fixed-price contracts require us to either perform all work under the contract for a specified lump-sum or to perform an estimated number of units of work at an agreed price per unit, with the total payment determined by the actual number of units performed. In addition, we may enter guaranteed maximum price contracts where we guarantee a price or delivery date. For the year ended September 30, 2024, our revenue was comprised of 40%, 37%, and 23% cost-reimbursable, guaranteed maximum price, and fixed-price contracts, respectively. Fixed-price contracts expose us to a number of risks not inherent in cost-reimbursable contracts, including underestimation of costs, ambiguities in specifications, unforeseen increases in or failures in estimating the cost of raw materials, equipment or labor, increased costs as a result of inflation, problems with new technologies, delays beyond our control, fluctuations in profit margins, failures of subcontractors to perform and economic or other changes that may occur during the contract period. United States and foreign trade policy actions in the United States could affect the profitability of our fixed-price projects. Losses under fixed-price or guaranteed contracts could be substantial and adversely impact our results of operations.

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***Our failure to meet contractual schedule or performance requirements that we have guaranteed could adversely affect our operating results.***

In some circumstances, we can incur liquidated or other damages if we do not achieve project completion by a scheduled date. If we or an entity for which we have provided a guarantee fails to complete the project as scheduled and the matter cannot be satisfactorily resolved with the client, we may be responsible for cost impacts to the client resulting from any delay or the cost to complete the project. Our costs generally increase from schedule delays and/or could exceed our projections for a particular project. In addition, project performance can be affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, labor disruptions, pandemics including the current coronavirus, and other factors. Material performance problems for existing and future contracts could cause actual results of operations to differ from those anticipated by us and also could cause us to suffer damage to our reputation within our industry and client base.

***We may not be able to maintain adequate surety and financial capacity necessary for us to successfully bid on and win contracts.***

In line with industry practice, we are often required to provide surety bonds, standby letters of credit or corporate guarantees to our clients that indemnify them should our affiliate fail to perform its obligations under the terms of a contract. As of September 30, 2024 and September 30, 2023, we were contingently liable for $5.1 billion and $4.6 billion, respectively, in issued surety bonds primarily to support project execution and we had outstanding letters of credit totaling $938.9 million and $883.3 million, respectively. A surety may issue a performance or payment bond to guarantee to the client that our affiliate will perform under the terms of a contract. If our affiliate fails to perform under the terms of the contract, then the client may demand that the surety or another corporate affiliate provide the contracted services. In addition, we would typically have obligations to indemnify the surety for any loss incurred in connection with the bond. If a surety bond or a letter of credit is required for a particular project and we are unable to obtain an appropriate surety bond or letter of credit, we may not be able to pursue that project, which in turn could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

***We conduct a portion of our operations through joint venture entities, over which we may have limited control.***

Approximately 14% of our fiscal 2024 revenue was derived from our operations through joint ventures or similar partnership arrangements, where control may be shared with unaffiliated third parties. As with most joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or disputes. We also cannot control the actions of our joint venture partners and we typically have joint and several liability with our joint venture partners under the applicable contracts for joint venture projects. These factors could potentially adversely impact the business and operations of a joint venture and, in turn, our business and operations.

Operating through joint ventures in which we are minority holders results in us having limited control over many decisions made with respect to projects and internal controls relating to projects. Sales of our services provided to our unconsolidated joint ventures were approximately 2% of our fiscal 2024 revenue. We generally do not have control of these unconsolidated joint ventures. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems may arise with respect to these joint ventures, which could have a material adverse effect on our financial condition and results of operations and could also affect our reputation.

***We participate in joint ventures where we provide guarantees and may be adversely impacted by the failure of the joint venture or its participants to fulfill their obligations.***

We have investments in and commitments to joint ventures with unrelated parties, including in connection with government services, and the investment activities of ACAP. For example, real estate and infrastructure joint ventures are inherently risky and may result in future losses since real estate markets are impacted by economic trends and government policies that we do not control. These joint ventures from time to time may borrow money to help finance their activities and, in some circumstances, we are required to provide guarantees of obligations of our affiliated entities. In addition, in connection with the investment activities of ACAP, we provide guarantees of obligations, including guarantees for completion of projects, repayment of debt, environmental indemnity obligations and other lender required guarantees.

***AECOM Capital's real estate development and investment activities are inherently risky and may result in a future loss.***

ACAP's real estate business involves managing, sponsoring, investing in and developing commercial real estate projects and joint ventures (Real Estate Joint Ventures) that are inherently risky and may result in future losses based on factors beyond our control, including economic trends, government policies and competition. Our SEC-registered investment adviser jointly manages and sponsors the AECOM-Canyon Equity Fund, L.P. (the "Fund"), in which the Company indirectly holds an equity interest and which also invests in and develops Real Estate Joint Ventures on behalf of its investors. Real Estate Joint Ventures rely on substantial amounts of third party borrowing to finance their development activities and the lenders of such financings typically require AECOM or an affiliate to provide completion guarantees, repayment guarantees, environmental indemnities and other lender required credit support guarantees to secure the Real Estate Joint Ventures financing. Although the Fund and such Real Estate Joint Ventures have reserves that will be used to share any cost overruns of the Real Estate Joint Ventures, if such reserves are depleted, then AECOM may be required to make support payments to fund non-budgeted cost overruns on behalf of the Fund (but not on behalf of the Fund's co-partner or any unaffiliated limited partners of the Real Estate Joint Ventures). Some of the Fund's limited partners have made additional equity co-investments in certain Real Estate Joint Ventures for which AECOM will provide support payments on behalf of the limited partner co-investor in the event of a cost overrun of the Real Estate Joint Ventures after additional specific reserves have been depleted. During fiscal 2024, the Company completed a transaction pursuant to which members of the AECOM Capital team transitioned to a new third – party platform and will provide investment advisory services relating to the AECOM Capital business pursuant to certain advisory agreements. The Company has implemented comprehensive policies and procedures to oversee the provisions of these advisory services; however, these changes will impact the Company's ability to supervise the investment team's activities.

## Risks Related to Laws and Regulations

***Misconduct by our employees, subcontractors, partners or consultants or our failure to comply with laws or regulations applicable to our business could cause us to lose customers or lose our ability to contract with government agencies.***

As a government contractor, misconduct, fraud or other improper activities caused by our employees', subcontractors', partners' or consultants' failure to comply with laws or regulations could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with procurement regulations, environmental regulations, regulations regarding the protection of sensitive government information, legislation regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, and anti-corruption, anti-competition, export control and other applicable laws or regulations. Our failure to comply with applicable laws or regulations, misconduct by any of our employees, subcontractors, partners or consultants, or our failure to make timely and accurate certifications to government agencies regarding misconduct or potential misconduct could subject us to fines and penalties, loss of government granted eligibility, cancellation of contracts and suspension or debarment from contracting with government agencies, any of which may adversely affect our business.

***We may be subject to substantial liabilities under environmental laws and regulations.***

Our services are subject to numerous environmental protection laws and regulations that are complex and stringent. Our business involves in part the planning, design, program management, construction management, and operations and maintenance at various sites, including but not limited to, nuclear facilities, hazardous waste and Superfund sites, hydrocarbon production, distribution and transport sites, and other infrastructure-related facilities. We also regularly perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. In addition, we have contracts in support of U.S. federal government entities to decontaminate and decommission nuclear facilities. These activities may require us to manage, handle, remove, treat, transport and dispose of toxic or hazardous substances.

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Significant fines, penalties and other sanctions may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts that were in compliance with all applicable laws at the time these acts were performed. For example, there are a number of governmental laws that strictly regulate the handling, removal, treatment, transportation and disposal of toxic and hazardous substances, such as Comprehensive Environmental Response Compensation and Liability Act of 1980, and comparable state laws, that impose strict, joint and several liabilities for the entire cost of cleanup, without regard to whether a company knew of or caused the release of hazardous substances. In addition, some environmental regulations can impose liability for the entire cleanup upon owners, operators, generators, transporters and other persons arranging for the treatment or disposal of such hazardous substances related to contaminated facilities or project sites. Other federal environmental, health and safety laws affecting us include, but are not limited to, the Resource Conservation and Recovery Act, the National Environmental Policy Act, the Clean Air Act, the Clean Air Mercury Rule, the Occupational Safety and Health Act, the Toxic Substances Control Act and the Superfund Amendments and Reauthorization Act and the Energy Reorganization Act of 1974, as well as other comparable national and state laws. Liabilities related to environmental contamination or human exposure to hazardous substances, or a failure to comply with applicable regulations could result in substantial costs to us, including cleanup costs, fines and civil or criminal sanctions, third-party claims for property damage or personal injury or cessation of remediation activities. Our continuing work in the areas governed by these laws and regulations exposes us to the risk of substantial liability.

## Risks Related to Climate Change

### *Climate change, natural disasters and related environmental issues could have a material adverse impact on us.*

Climate-related events, such as an increase in frequency and severity of storms, floods, wildfires, droughts, hurricanes, freezing conditions, and other natural disasters, may have a long-term impact on our business, financial condition and results of operation. While we seek to mitigate our business risks associated with climate events, we recognize that there are inherent climate-related risks regardless of where we conduct our businesses. For example, a catastrophic natural disaster could negatively impact any of our office locations and the locations of our clients. Accordingly, a natural disaster has the potential to disrupt our and our clients' businesses and may cause us to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of cover, legal liability and reputational losses.

### *There is a rapidly evolving awareness and focus from stakeholders with respect to environmental, social and governance practices, which could affect our business.*

Stakeholder expectations with respect to environmental, social and governance matters have been rapidly evolving and increasing. We risk damage to our reputation if we do not act responsibly in key areas including diversity and inclusion, environmental stewardship, support for local communities and corporate governance. A failure to adequately meet stakeholders' expectations, including failing to meet client commitments and targets, may result in loss of business, and an inability to attract and retain customers and talented personnel, which could have a negative impact on our business, results of operations and financial condition, and potentially on the price of our common stock and cost of capital.

## Risks Related to Acquisitions and Divestitures

### *We may be unable to successfully execute or effectively integrate acquisitions and divestitures may not occur as planned.*

We regularly review our portfolio of businesses and pursue growth through acquisitions and seek to divest non-core businesses. We may not be able to complete transactions on favorable terms, on a timely basis, or at all, and during the integration of any acquisition, we may discover regulatory and compliance issues. In addition, our results of operations and cash flows may be adversely impacted by (i) the failure of acquired businesses to meet or exceed expected returns; (ii) the failure to integrate acquired businesses on schedule and/or to achieve expected synergies; (iii) the inability to dispose of non-core assets and businesses on satisfactory terms and conditions; (iv) diversion of attention and increased burdens on our employees; and (v) the discovery of unanticipated liabilities or other problems in acquired businesses for which we lack contractual protections, insurance or indemnities, or with regard to divested businesses, claims by purchasers to whom we have provided contractual indemnification. Additional difficulties we may encounter as part of the integration process include the following:

- the consequences of a change in tax treatment and the possibility that the full benefits anticipated from the acquisition or disposition will not be realized;

- any delay in the integration or disposition of management teams, strategies, operations, products and services;

- differences in business backgrounds, corporate cultures and management philosophies that may delay successful integration;

- the ability to retain key employees;

- the ability to create and enforce uniform standards, controls, procedures, policies and information systems;

- the challenge of restructuring complex systems, technology, networks and other assets in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

- potential unknown liabilities and unforeseen increased expenses or delays associated with the acquisition, including costs to integrate beyond current estimates;

- the ability to deduct or claim tax attributes or benefits such as operating losses, business or foreign tax credits; and

- the disruption of, or the loss of momentum in, each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these factors could adversely affect our ability to maintain relationships with customers, suppliers, employees and other constituencies or could reduce our earnings or otherwise adversely affect our business and financial results.

***Our plans to divest businesses are subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated time frame, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.***

Divesting businesses involve risks and uncertainties, such as the difficulty separating assets related to such businesses from the businesses we retain, employee distraction, the need to obtain regulatory approvals and other third-party consents, which potentially disrupts customer and vendor relationships, and the fact that we may be subject to additional tax obligations or loss of tax benefits. Because of these challenges, as well as market conditions or other factors, anticipated divestitures may take longer or be costlier or generate fewer benefits than expected and may not be completed at all. If we are unable to complete divestitures or to successfully transition divested businesses, our business and financial results could be negatively impacted. After we dispose of a business, we may retain exposure on financial or performance guarantees and other contractual, employment, pension and severance obligations, and potential liabilities that may arise under law because of the disposition or the subsequent failure of an acquirer. Our results of operations, cash flows, working capital, effective tax rate, and financing requirements may be subject to increased volatility and our ability to fund capital expenditures, investments and service debt may be diminished. In addition, any purchase price adjustments could be unfavorable and other future proceeds owed to us as part of these transactions could be lower than we expect. As a result, performance by the divested businesses or other conditions outside of our control could have a material adverse effect on our results of operations. In addition, the divestiture of any business could negatively impact our profitability because of losses that may result from such a sale, the loss of sales and operating income, or a decrease in cash flows.

### Other Risks

***An impairment charge of goodwill could have a material adverse impact on our financial condition and results of operations.***

Because we have grown in part through acquisitions, goodwill represents a substantial portion of our assets, and was $3.5 billion as of September 30, 2024. Under generally accepted accounting principles in the United States, we are required to test goodwill carried in our consolidated balance sheets for possible impairment on an annual basis based upon a fair value approach and whenever events occur that indicate impairment could exist. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in a reporting unit's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business, a significant sustained decline in our market capitalization and other factors.

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In addition, if we experience a decrease in our stock price and market capitalization over a sustained period, we would have to record an impairment charge in the future. The amount of any impairment could be significant and could have a material adverse impact on our financial condition and results of operations for the period in which the charge is taken.

***We may be required to contribute additional cash to meet our significant underfunded benefit obligations associated with pension benefit plans we manage or multiemployer pension plans in which we participate.***

We have defined benefit pension plans for employees in the United States, United Kingdom, Canada, Australia, and Ireland. At September 30, 2024, our defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of approximately $134.0 million. In the future, our pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan performance and other factors that may require us to make additional cash contributions to our pension plans and recognize further increases in our net pension cost to satisfy our funding requirements. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans, our results of operations could be materially and adversely affected.

A multiemployer pension plan is typically established under a collective bargaining agreement with a union to cover the union-represented workers of various unrelated companies. Our collective bargaining agreements with unions require us to contribute to various multiemployer pension plans; however, we do not control or manage these plans. For the year ended September 30, 2024, we contributed $2.5 million to multiemployer pension plans. Under the Employee Retirement Income Security Act, an employer who contributes to a multiemployer pension plan, absent an applicable exemption, may also be liable, upon termination or withdrawal from the plan, for its proportionate share of the multiemployer pension plan's unfunded vested benefit. If we terminate or withdraw from a multiemployer plan, absent an applicable exemption (such as for some plans in the building and construction industry), we could be required to contribute a significant amount of cash to fund the multiemployer plan's unfunded vested benefit, which could materially and adversely affect our financial results; however, since we do not control the multiemployer plans, we are unable to estimate any potential contributions that could be required.

***We may experience disproportionately high levels of collection risk and nonpayment if clients in specific geographic areas or industries are adversely affected by factors particular to their geographic area or industry.***

Our clients include public and private entities that have been, and may continue to be, negatively impacted by the changing landscape in the global economy. While no one client accounted for over 10% of our revenue for fiscal 2024, we face collection risk as a normal part of our business where we perform services and subsequently bill our clients for such services, or when we make equity investments in majority or minority controlled large-scale client projects and other long-term capital projects before the project completes operational status or completes its project financing. In the event that we have concentrated credit risk from clients in a specific geographic area or industry, continuing negative trends or a worsening in the financial condition of that specific geographic area or industry could make us susceptible to disproportionately high levels of default by those clients. Such defaults could materially adversely impact our revenues, results of operations or accounts receivable.

***Our services expose us to significant risks of liability and our insurance policies may not provide adequate coverage.***

Our services involve significant risks of professional and other liabilities that may substantially exceed the fees that we derive from such services. In addition, we sometimes contractually assume liability to clients on projects under indemnification or guarantee agreements. We cannot predict the magnitude of potential liabilities from the operation of our business. In addition, in the ordinary course of our business, we frequently make professional judgments and recommendations about environmental and engineering conditions of project sites for our clients. We may be deemed to be responsible for these professional judgments and recommendations if they are later determined to be inaccurate. Any unfavorable legal ruling against us could result in substantial monetary damages or even criminal violations.

Our professional liability policies cover only claims made during the term of the policy. Additionally, our insurance policies may not protect us against potential liability due to various exclusions in the policies and self-insured retention amounts. Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse effect on our business.

***Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.***

We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, suddenly cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

***If we do not have adequate indemnification for our services related to nuclear materials, it could adversely affect our business and financial condition.***

We provide services to the nuclear energy industry primarily related to decontamination and decommissioning of nuclear energy plants. Indemnification provisions under the Price-Anderson Act available to nuclear energy plant operators and contractors do not apply to all liabilities that we might incur while performing services as a radioactive materials cleanup contractor for the nuclear energy industry. If the Price-Anderson Act's indemnification protection does not apply to our services or if our exposure occurs outside the U.S., our business and financial condition could be adversely affected either by our client's refusal to retain us, by our inability to obtain commercially adequate insurance and indemnification, or by potentially significant monetary damages we may incur.

***Our backlog of uncompleted projects under contract is subject to unexpected adjustments and cancellations and, thus may not accurately reflect future revenue and profits.***

At September 30, 2024, backlog was approximately $37.4 billion. We reported transaction price allocated to remaining unsatisfied performance obligations (RUPO) of $19.8 billion, as described in Note 4, Revenue Recognition, in the notes to our consolidated financial statements. The most significant differences between our backlog and RUPO are backlog contains revenue we expect to record in the future where we have been awarded the work, but the contractual agreement has not yet been signed and revenue related to service contracts that extend beyond the termination provisions of those contracts, where guidance for the calculation of RUPO requires us to assume the contract will be terminated at its earliest convenience. Accordingly, RUPO is $17.6 billion lower than backlog. We cannot guarantee that future revenue will be realized from either category of backlog or, if realized, will result in profits. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time, projects are delayed, scaled back or canceled. These types of backlog reductions adversely affect the revenue and profits that we ultimately receive from contracts reflected in our backlog.

***From time to time, we submit claims to clients for work we performed beyond the initial scope of some of our contracts. If these clients do not approve these claims, our results of operations could be adversely impacted.***

We typically have pending claims submitted under some of our contracts for payment of work performed beyond the initial contractual requirements for which we have already recorded revenue. In general, we cannot guarantee that such claims will be approved in whole, in part, or at all. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we have used working capital in projects to cover cost overruns pending the resolution of the relevant claims. If these claims are not approved, our revenue may be reduced in future periods.

***In conducting our business, we depend on other contractors, subcontractors and equipment and material providers. If these parties fail to satisfy their obligations to us or other parties or if we are unable to maintain these relationships, our revenue, profitability and growth prospects could be adversely affected.***

We depend on contractors, subcontractors and equipment and material providers in conducting our business. There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a subcontract. Also, to the extent that we cannot acquire equipment and materials at reasonable costs, or if the amount we are required to pay exceeds our estimates, our ability to complete a project in a timely fashion or at a profit may be impaired. In addition, if any of our subcontractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, our ability to fulfill our obligations as a prime contractor may be jeopardized; we could be held responsible for such failures and/or we may be required to purchase the supplies or services from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the supplies or services are needed.

We also rely on relationships with other contractors when we act as their subcontractor or joint venture partner. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, or if a government agency terminates or reduces these other contractors' programs, does not award them new contracts or refuses to pay under a contract. In addition, due to "pay when paid" provisions that are common in subcontracts in many countries, including the U.S., we could experience delays in receiving payment if the prime contractor experiences payment delays.

***If clients use our reports or other work product without appropriate disclaimers or in a misleading or incomplete manner, or if our reports or other work product are not in compliance with professional standards and other regulations, our business could be adversely affected.***

The reports and other work product we produce for clients sometimes include projections, forecasts and other forward-looking statements. Such information by its nature is subject to numerous risks and uncertainties, any of which could cause the information produced by us to ultimately prove inaccurate. While we include appropriate disclaimers in the reports that we prepare for our clients, once we produce such written work product, we do not always have the ability to control the manner in which our clients use such information. As a result, if our clients reproduce such information to solicit funds from investors for projects without appropriate disclaimers and the information proves to be incorrect, or if our clients reproduce such information for potential investors in a misleading or incomplete manner, our clients or such investors may threaten to or file suit against us for, among other things, securities law violations. If we were found to be liable for any claims related to our client work product, our business could be adversely affected.

In addition, our reports and other work product may need to comply with professional standards, licensing requirements, securities regulations and other laws and rules governing the performance of professional services in the jurisdiction where the services are performed. We could be liable to third parties who use or rely upon our reports and other work product even if we are not contractually bound to those third parties. These events could in turn result in monetary damages and penalties.

***Failure to adequately protect, maintain, or enforce our rights in our intellectual property may adversely limit our competitive position.***

Our success depends, in part, upon our ability to protect our intellectual property. We rely on a combination of intellectual property policies and other contractual arrangements to protect much of our intellectual property where we do not believe that trademark, patent or copyright protection is appropriate or obtainable. Trade secrets are generally difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information and/or the infringement of our patents and copyrights. Further, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to adequately protect, maintain, or enforce our intellectual property rights may adversely limit our competitive position.

***Our revenue and growth prospects may be harmed if we or our employees are unable to obtain government granted eligibility or other qualifications we and they need to perform services for our customers.***

A number of government programs require contractors to have government granted eligibility, such as security clearance credentials. Depending on the project, eligibility can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain the necessary eligibility, we may not be able to win new business, and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue or profit anticipated from such contract.

***Negotiations with labor unions and possible work actions could divert management attention and disrupt operations. In addition, new collective bargaining agreements or amendments to agreements could increase our labor costs and operating expenses.***

We regularly negotiate with labor unions and enter into collective bargaining agreements. The outcome of any future negotiations relating to union representation or collective bargaining agreements may not be favorable to us. We may reach agreements in collective bargaining that increase our operating expenses and lower our net income as a result of higher wages or benefit expenses. In addition, negotiations with unions could divert management attention and disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address the threat of union-initiated work actions, including strikes. Depending on the nature of the threat or the type and duration of any work action, these actions could disrupt our operations and adversely affect our operating results.

***Our charter documents contain provisions that may delay, defer or prevent a change of control.***

Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. These provisions include the following:

- ability of our Board of Directors to authorize the issuance of preferred stock in series without stockholder approval;

- vesting of exclusive authority in our Board of Directors to determine the size of the board and to fill vacancies; and

- advance notice requirements for stockholder proposals and nominations for election to our Board of Directors.

***We cannot guarantee the timing, amount or payment of dividends.***

Although our Board of Directors has adopted a dividend policy under which we intend to pay a regular quarterly cash dividend, the timing and amount of any subsequently declared dividend (or any special dividend) is subject to the discretion of the Board of Directors and will be based on a variety of factors, including cash flows, earnings and financial borrowing availability and other restrictions under our outstanding indebtedness. We are not required to declare dividends and we are restricted under our outstanding indebtedness and could be restricted under future financing or other arrangements. Our Board of Directors may modify or terminate our dividend policy. Accordingly, we cannot provide any assurances that we will pay quarterly or special dividends or the amount or timing thereof. Any reduction or elimination of our dividend policy or dividend payments could have a negative effect on the price of our common stock.

***Changes in tax laws could increase our worldwide tax rate and materially affect our results of operations.***

We are subject to tax laws in the U.S. and numerous foreign jurisdictions. The U.S. and many international legislative and regulatory bodies continually propose and enact legislation that could significantly impact how U.S. multinational corporations are taxed.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain, and we are regularly subject to audit by tax authorities. Although we believe that our tax estimates and tax positions are reasonable, they could be materially affected by many factors including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations.

The Organization for Economic Co-operation and Development (OECD), a global coalition of member countries, has developed a two-pillar framework to reform international taxation. The proposal aims to ensure that multinationals pay a minimum rate of tax on their foreign profits through the introduction of a global minimum tax among other provisions. The minimum tax will affect our financial statements beginning October 1, 2024 for those operations that are doing business in countries that have enacted the framework. The continued enactment by all OECD countries or by individual countries could result in additional income tax liability, but the timing and ultimate impact on our tax obligations are uncertain.

Due to the large scale of our U.S. and international business activities, many of these proposed changes, if enacted into law, could have an adverse impact on our worldwide effective tax rate, income tax expense and cash flows.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

### Risk Management and Strategy

We maintain a cybersecurity program designed to assess, identify and manage risks from cybersecurity threats that may result in adverse effects on the confidentiality, integrity and availability of our information systems. Dedicated security and information governance and compliance professionals administer the program with oversight by our senior management team.

We utilize a combination of technology controls, service providers, and processes to actively monitor and protect our network and systems. All employees are required to participate in a number of information security training and awareness programs on an annual basis, which include training on how to identify and report cyber risks and events.

We engage industry cybersecurity experts to evaluate and review our cybersecurity programs. These external reviews include regular audits, threat assessments, vulnerability scans, simulated attacks and other advice regarding information security practices. We regularly conduct incident response exercises with key stakeholders.

To manage risks associated with third-party service providers, we typically perform a cybersecurity assessment on new vendors before they are onboarded as a supplier. We conduct periodic reviews of these vendors to evaluate continued compliance with our policies and standards. We strive to ensure that our contracts with such vendors require them to maintain security controls in line with industry practices, applicable laws and our policies. We rely on vendors to notify us in a timely manner of significant cybersecurity incidents, by virtue of the documents governing their relationship with us or applicable law.

### Governance

Our Board of Directors ("Board") receives regular updates from management and external consultants which may address a broad range of cybersecurity and IT topics, including trends, regulatory developments, data security policies and practices, cybersecurity incidents, and ongoing efforts to further strengthen our security posture. Our Board reviews key metrics related to cybersecurity on a quarterly basis, and is notified of applicable cybersecurity incidents if and when they occur.

The Chief Information Security Officer ("CISO") heads the cybersecurity program which includes personnel based in several of our global locations. Our CISO brings over 25 years of experience, which includes both consulting and practitioner roles, and maintains the following certifications: Certified Information System Security Professional (CISSP), Certified in Risk and Information Systems Control (CRISC), and Certified Information Security Manager (CISM). Our CISO reports to our Chief Information Officer, who meets with our Board at least annually to discuss cybersecurity risk and related topics.

Our CISO's team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards and processes. The CISO receives ongoing updates from his team regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents.

In the event of a cybersecurity incident, we have a plan which sets forth a framework to report such incidents to our cybersecurity incident response team. This framework is designed with the goal of enabling the response team to take actions to monitor, mitigate and remediate such incidents in a timely manner. As part of this incident response plan, we have retainers in place with professional service firms to assist with cybersecurity incidents if needed.

**Cybersecurity Risks, Threats and Material Incidents**

While we are not aware of any cybersecurity incidents that have materially affected us through the date of this report, there can be no guarantee that we will not be the subject of future material cybersecurity incidents. Additional information on cybersecurity risks that we may face can be found in Item 1A – Risk Factors – of this Form 10-K.

**ITEM 2. PROPERTIES**

Our corporate offices are located in approximately 9,000 square feet of space at 13355 Noel Road, Dallas, Texas. Our other offices, including smaller administrative or project offices, consist of an aggregate of approximately 5.8 million square feet worldwide. Virtually all of our offices are leased. See Note 11 in the notes to our consolidated financial statements for information regarding our lease obligations. We may add additional facilities from time to time in the future as the need arises.

**ITEM 3. LEGAL PROCEEDINGS**

As a government contractor, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. Intense government scrutiny of contractors' compliance with those laws and regulations through audits and investigations is inherent in government contracting and, from time to time, we receive inquiries, subpoenas, and similar demands related to our ongoing business with government entities. Violations can result in civil or criminal liability as well as suspension or debarment from eligibility for awards of new government contracts or option renewals.

We are involved in various investigations, claims and lawsuits in the normal conduct of our business. We are not always aware if we or our affiliates are under investigation or the status of such matters. Although the outcome of our legal proceedings cannot be predicted with certainty and no assurances can be provided, in the opinion of our management, based upon current information and discussions with counsel, with the exception of the matters noted in Note 18, Commitments and Contingencies, to the financial statements contained in this report to the extent stated therein, none of the investigations, claims and lawsuits in which we are involved is expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or our ability to conduct business. See Note 18, Commitments and Contingencies, to the financial statements contained in this report for a discussion of certain matters to which we are a party. The information set forth in such note is incorporated by reference into this Item 3. From time to time, we establish reserves for litigation when we consider it probable that a loss will occur.

**ITEM 4. MINE SAFETY DISCLOSURES**

None.

**PART II**

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "ACM." According to the records of our transfer agent, there were 1,369 stockholders of record as of November 15, 2024.

**Unregistered Sales of Equity Securities**

None.

*Equity Compensation Plans*

The following table presents certain information about shares of AECOM common stock that may be issued under our equity compensation plans as of September 30, 2024:

| Plan Category | Column A<br>Number of securities to be issued upon exercise of outstanding options, warrants, and rights[1] | Column B<br>Weighted-average exercise price of Outstanding options, warrants, and Rights | Column C<br>Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A) |
|---|---|---|---|
| Equity compensation plans not approved by stockholders | N/A | N/A | N/A |
| Equity compensation plans approved by stockholders: | | | |
| AECOM Stock Incentive Plans | 1,466,288 [1] | 38.72 [2] | 11,707,195 |
| AECOM Employee Stock Purchase Plan[3] | N/A | N/A | 7,957,533 |
| Total | 1,466,288 | $  38.72 | 19,664,728 |

[1] Includes 53,097 shares issuable upon the exercise of stock options, 753,848 shares issuable upon the vesting of Restricted Stock Units, and 659,343 shares issuable if specified performance targets are met under Performance Earnings Program Awards (PEP).

[2] Weighted-average exercise price of outstanding options only.

[3] Amounts only reflected in column (c) and include all shares available for future issuance and subject to outstanding rights.

**Performance Measurement Comparison[1]**

The following chart compares the cumulative total stockholder return of AECOM stock (ACM) with the cumulative total return of the S&P MidCap 400, and the S&P Mid Cap 400 Commercial & Professional Services Index, from September 27, 2019 to September 27, 2024.

We believe the S&P 400 MidCap is an appropriate independent broad market index, since it measures the performance of similar mid-sized companies in numerous sectors. In addition, we believe the S&P Mid Cap 400 Commercial & Professional Services Index is an appropriate third party published industry index since it measures the performance of professional services companies. During fiscal 2024, we determined that the S&P Mid Cap 400 Commercial & Professional Services Index is a more appropriate comparison than the prior S&P Composite 1500 Construction & Engineering Index due to the composition of the included companies given their size, comparable services, and lines of business.



---

[1]   This section is not "soliciting material," is not deemed "filed" with the SEC and is not incorporated by reference in any of our filings under the Securities Act or Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

31

*Stock Repurchase Program*

The following table shows the repurchase activity for each of the three months ended September 30, 2024:

| Fiscal Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans or Programs [1] |
|---|---|---|---|---|
| July 1 – 31, 2024 | 1,353,371 | $ 89.48 | 1,353,371 | $ 757,500,000 |
| August 1 – 31, 2024 | 335,141 | $ 91.15 | 335,141 | $ 727,000,000 |
| September 1 – 30, 2024 | 1,647,996 | $ 101.04 | 1,647,996 | $ 560,500,000 |
| Total | 3,336,508 | | 3,336,508 | |

[1] On November 14, 2024, the Board approved an increase in the Company's repurchase authorization up to an aggregate amount of $1.0 billion with no expiration date. Stock repurchase can be made through open market purchases or other methods, including pursuant to a Rule 10b5-1 plan.

**ITEM 6. RESERVED**

32

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*This Annual Report on Form 10-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect the Company's current beliefs, expectations or intentions regarding future events. These statements include forward-looking statements with respect to the Company, including the Company's business, operations and strategy, and infrastructure consulting industry. Statements that are not historical facts, without limitation, including statements that use terms such as "anticipates," "believes," "expects," "estimates," "intends," "may," "plans," "potential," "projects," and "will" and that relate to our future revenues, expenditures and business trends; future reduction of our self-perform at-risk construction exposure; future accounting estimates; future contractual performance obligations; future conversions of backlog; future capital allocation priorities, including common stock repurchases, future trade receivables, future debt pay downs; future post-retirement expenses; future tax benefits and expenses, and the impact of future tax laws; future compliance with regulations; future legal claims and insurance coverage; future effectiveness of our disclosure and internal controls over financial reporting; future costs savings; and other future economic and industry conditions, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this Annual Report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Although management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond our control, including, but not limited to, our business is cyclical and vulnerable to economic downturns and client spending reductions; government shutdowns; long-term government contracts and subject to uncertainties related to government contract appropriations; governmental agencies may modify, curtail or terminate our contracts; government contracts are subject to audits and adjustments of contractual terms; losses under fixed-price contracts; limited control over operations run through our joint venture entities; liability for misconduct by our employees or consultants; failure to comply with laws or regulations applicable to our business; maintaining adequate surety and financial capacity; potential high leverage and inability to service our debt and guarantees; ability to continue payment of dividends; exposure to political and economic risks in different countries, including tariffs, geopolitical events, and conflicts; currency exchange rate and interest fluctuations; retaining and recruiting key technical and management personnel; legal claims; inadequate insurance coverage; environmental law compliance and inadequate nuclear indemnification; unexpected adjustments and cancellations related to our backlog; partners and third parties who may fail to satisfy their legal obligations; managing pension costs; AECOM Capital's real estate development; cybersecurity issues, IT outages and data privacy; risks associated with the benefits and costs of the sale of our Management Services and self-perform at-risk civil infrastructure, power construction, and oil and gas construction businesses, including the risk that any purchase adjustments from those transactions could be unfavorable and any future proceeds owed to us as part of the transactions could be lower than we expect; as well as other additional risks and factors discussed in this Annual Report on Form 10-K and any subsequent reports we file with the SEC. Accordingly, actual results could differ materially from those contemplated by any forward-looking statement.*

*All subsequent written and oral forward-looking statements concerning the Company or other matters attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. You are cautioned not to place undue reliance on these forward-looking statements, which speak only to the date they are made. The Company is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise. Please review "Part I, Item 1A—Risk Factors" in this Annual Report for a discussion of the factors, risks and uncertainties that could affect our future results.*

*Our fiscal year consists of 52 or 53 weeks, ending on the Friday closest to September 30. For clarity of presentation, we present all periods as if the year ended on September 30. We refer to the fiscal year ended September 30, 2023 as "fiscal 2023" and the fiscal year ended September 30, 2024 as "fiscal 2024." Fiscal years 2024, 2023, and 2022 each contained 52, 52, and 52 weeks, respectively, and ended on September 27, September 29, and September 30, respectively.*

*In this section, we discuss the results of our operations for the year ended September 30, 2024 compared to the year ended September 30, 2023. For a discussion on the year ended September 30, 2023 compared to the year ended September 30, 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended September 30, 2023.*

**Overview**

We are a leading global provider of professional infrastructure consulting and advisory services for governments, businesses and organizations throughout the world. We provide advisory, planning, consulting, architectural and engineering design, construction and program management services, and investment and development services to public and private clients worldwide in major end markets such as transportation, facilities, water, environmental, and energy.

Our business focuses primarily on providing fee-based knowledge-based services. We primarily derive income from our ability to generate revenue and collect cash from our clients through the billing of our employees' time spent on client projects and our ability to manage our costs. AECOM Capital primarily derives its income from real estate development sales and management fees.

We report our continuing business through three segments, each of which is described in further detail below: Americas, International, and AECOM Capital (ACAP). Such segments are organized by the differing specialized needs of the respective clients, and how we manage the business. We have aggregated various operating segments into our reportable segments based on their similar characteristics, including similar long-term financial performance, the nature of services provided, internal processes for delivering those services, and types of customers.

- *Americas:* Planning, advisory, consulting, architectural and engineering design, construction management and program management services to public and private clients in the United States, Canada, and Latin America in major end markets such as transportation, water, government, facilities, environmental, and energy.

- *International:* Planning, advisory, consulting, architectural and engineering design services and program management to public and private clients in Europe, the Middle East, India, Africa and the Asia-Australia-Pacific regions in major end markets such as transportation, water, government, facilities, environmental, and energy.

- *AECOM Capital (ACAP):* Primarily invests in and develops real estate projects.

Our revenue is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, allocate our labor resources and capital to profitable and high growth markets, secure new contracts, and renew existing client agreements. Demand for our services may be vulnerable to sudden economic downturns and reductions in government and private industry spending, which may result in clients delaying, curtailing or canceling proposed and existing projects. Moreover, as a professional services company, maintaining the high quality of the work generated by our employees is integral to our revenue generation and profitability. Given the global nature of our business, our revenue is exposed to currency rate fluctuations that could change from period to period and year to year.

Our costs consist primarily of the compensation we pay to our employees, including salaries, fringe benefits, the costs of hiring subcontractors, other project-related expenses and sales, general and administrative costs.

At September 30, 2024, we had approximately $560.5 million remaining of the Board's repurchase authorization. On November 13, 2024, the Board approved an increase in our stock repurchase authorization to $1.0 billion. We intend to deploy future available cash towards dividends and stock repurchases consistent with our returns driven capital allocation policy.

We have exited substantially all of our former self-perform at-risk construction businesses. As part of our ongoing plan to improve profitability and maintain a reduced risk profile, we continuously evaluate our geographic exposure.

We completed a transaction that transitioned the AECOM Capital team to a new third-party platform in the third quarter of fiscal 2024. The team will continue to support AECOM Capital's investment vehicles pursuant to certain advisory agreements in a manner consistent with their current obligations.

**Acquisitions**

There was one business acquisition consummated during the year ended September 30, 2024, and there were no acquisitions consummated during the years ended September 30, 2023 and 2022.

All of our business acquisitions have been accounted for as business combinations and the results of operations of the acquired companies have been included in our consolidated results since the dates of the acquisitions.

**Components of Income and Expense**

| | Year Ended September 30, | | | | |
|---|---|---|---|---|---|
| | **2024** | **2023** | **2022** | **2021** | **2020** |
| | | | (in millions) | | |
| **Other Financial Data:** | | | | | |
| Revenue | $ 16,105 | $ 14,378 | $ 13,148 | $ 13,341 | $ 13,240 |
| Cost of revenue | 15,021 | 13,433 | 12,300 | 12,543 | 12,530 |
| Gross profit | 1,084 | 945 | 848 | 798 | 710 |
| Equity in earnings (losses) of joint ventures | 2 | (279) | 54 | 35 | 49 |
| General and administrative expenses | (160) | (154) | (147) | (155) | (190) |
| Restructuring costs | (99) | (188) | (108) | (48) | (188) |
| Income from operations | $ 827 | $ 324 | $ 647 | $ 630 | $ 381 |

*Revenue*

We generate revenue primarily by providing planning, consulting, advisory, architectural and engineering design, construction management and program management services to public and private clients around the world. Our revenue consists of both services provided by our employees and pass-through revenues from subcontractors and other direct costs. We generally recognize revenue over time as performance obligations are satisfied and control over promised goods or services are transferred to our customers. We generally measure progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred.

*Cost of Revenue*

Cost of revenue reflects the cost of our own personnel (including fringe benefits and overhead expense) and fees from subcontractors and other direct costs associated with revenue.

*Amortization Expense of Acquired Intangible Assets*

Included in our cost of revenue is amortization of acquired intangible assets. We have ascribed value to identifiable intangible assets other than goodwill in our purchase price allocations for companies we have acquired. These assets include, but are not limited to, backlog and customer relationships. To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of the assets. Such amortization expense, although non-cash in the period expensed, directly impacts our results of operations.

*Equity in Earnings of Joint Ventures*

Equity in earnings of joint ventures includes our portion of fees charged by our unconsolidated joint ventures to clients for services performed by us and other joint venture partners along with earnings we receive from our return on investments in unconsolidated joint ventures.

*General and Administrative Expenses*

General and administrative expenses include corporate expenses, including personnel, occupancy, and administrative expenses.

*Restructuring Costs*

Restructuring costs are comprised of personnel and other costs, real estate costs, and costs associated with business exits primarily related to actions that are expected to deliver continued margin expansion and operating efficiencies.

*Geographic Information*

For geographic financial information, please refer to Note 4 and Note 19 in the notes to our consolidated financial statements found elsewhere in the Form 10-K.

**Critical Accounting Estimates**

Our accounting policies, including those described below, often require management to make significant estimates and assumptions using information available at the time the estimates are made. Such estimates and assumptions significantly affect various reported amounts of assets, liabilities, revenue and expenses. If future experience differs significantly from these estimates and assumptions, our results of operations and financial condition could be affected. Our most critical accounting policies and estimates are described below. We have not materially changed our estimation methodology during the period presented.

*Revenue Recognition*

Our accounting policies establish principles for recognizing revenue upon the transfer of control of promised goods or services to customers. We generally recognize revenues over time as performance obligations are satisfied. We generally measure our progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred. In the course of providing these services, we routinely subcontract for services and incur other direct cost on behalf of our clients. These costs are passed through to clients and, in accordance with accounting rules, are included in our revenue and cost of revenue.

Revenue recognition and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates. Additionally, we are required to make estimates for the amount of consideration to be received, including bonuses, awards, incentive fees, claims, unpriced change orders, penalties and liquidated damages. Variable consideration is included in the estimate of transaction price only to the extent that a significant reversal would not be probable. We continuously monitor factors that may affect the quality of our estimates, and material changes in estimates are disclosed accordingly.

*Claims Recognition*

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved contracts as to both scope and price or other causes of unanticipated additional costs. Judgment is required to estimate the amount, if any, of revenue to be recognized on claims. We record contract revenue related to claims only if it is probable that the claim will result in additional contract revenue and only to the extent that a significant reversal would not be probable. The amounts recorded, if material, are disclosed in the notes to the financial statements. Costs attributable to claims are treated as costs of contract performance as incurred.

*Government Contract Matters*

Our federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations (FAR). These regulations can limit the recovery of certain specified indirect costs on contracts and subject us to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency (DCAA). In addition, most of our federal and state and local contracts are subject to termination at the discretion of the client.

Audits by the DCAA and other agencies consist of reviews of our overhead rates, operating systems and cost proposals to ensure that we account for such costs in accordance with the Cost Accounting Standards of the FAR (CAS). If the DCAA determines we have not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future.

*Allowance for Doubtful Accounts and Expected Credit Losses*

We record accounts receivable net of an allowance for doubtful accounts. This allowance for doubtful accounts is estimated based on management's evaluation of the contracts involved and the financial condition of our clients. The factors we consider in our contract evaluations include, but are not limited to:

- Client type—federal or state and local government or commercial client;

- Historical contract performance;

- Historical collection and delinquency trends;

- Client credit worthiness; and

- General economic conditions.

*Contract Assets and Contract Liabilities*

Contract assets represent the contract revenue recognized but not yet billed pursuant to contract terms.

Contract liabilities represent the billings to date, as allowed under the terms of a contract, but not yet recognized as contract revenue using our revenue recognition policy.

*Investments in Unconsolidated Joint Ventures*

We have noncontrolling interests in joint ventures accounted for under the equity method. Fees received for and the associated costs of services performed by us and billed to joint ventures with respect to work done by us for third-party customers are recorded as our revenues and costs in the period in which such services are rendered. In certain joint ventures, a fee is added to the respective billings from both us and the other joint venture partners on the amounts billed to the third-party customers. These fees result in earnings to the joint venture and are split with each of the joint venture partners and paid to the joint venture partners upon collection from the third-party customer. We record our allocated share of these fees as equity in earnings of joint ventures.

Additionally, our ACAP segment primarily invests in real estate projects.

*Income Taxes*

We provide for income taxes in accordance with principles contained in ASC Topic 740, Income Taxes. Under these principles, we recognize the amount of income tax payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance if it is more likely than not that a portion will not be realized.

We measure and recognize the amount of tax benefit that should be recorded for financial statement purposes for uncertain tax positions taken or expected to be taken in a tax return. With respect to uncertain tax positions, we evaluate the recognized tax benefits for recognition, measurement, derecognition, classification, interest and penalties, interim period accounting and disclosure requirements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

*Valuation Allowance.* Deferred income taxes are provided on the liability method whereby deferred tax assets and liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as for tax attributes such as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and tax rates on the date of enactment of such changes to laws and tax rates.

Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets may not be realized. The evaluation of the recoverability of the deferred tax asset requires the Company to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. Whether a deferred tax asset may be realized requires considerable judgment by us. In considering the need for a valuation allowance, we consider a number of factors including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Whether a deferred tax asset will ultimately be realized is also dependent on varying factors, including, but not limited to, changes in tax laws and audits by tax jurisdictions in which we operate.

If future changes in judgment regarding the realizability of our deferred tax assets lead us to determine that it is more likely than not that we will not realize all or part of our deferred tax asset in the future, we will record an additional valuation allowance. Conversely, if a valuation allowance exists and we determine that the ultimate realizability of all or part of the net deferred tax asset is more likely than not to be realized, then the amount of the valuation allowance will be reduced. This adjustment will increase or decrease income tax expense in the period of such determination.

*Undistributed Non-U.S. Earnings.* The results of our operations outside of the United States are consolidated for financial reporting; however, earnings from investments in non-U.S. operations are included in domestic U.S. taxable income only when actually or constructively received. No deferred taxes have been provided on the undistributed gross book-tax basis differences of our non-U.S. operations of approximately $1.2 billion because we have the ability to and intend to permanently reinvest these basis differences overseas. If we were to repatriate these basis differences, additional taxes could be due at that time.

We continually explore initiatives to better align our tax and legal entity structure with the footprint of our non-U.S. operations and we recognize the tax impact of these initiatives, including changes in assessment of its uncertain tax positions, indefinite reinvestment exception assertions and realizability of deferred tax assets, earliest in the period when management believes all necessary internal and external approvals associated with such initiatives have been obtained, or when the initiatives are materially complete.

### Goodwill and Acquired Intangible Assets

Goodwill represents the excess of amounts paid over the fair value of net assets acquired from an acquisition. In order to determine the amount of goodwill resulting from an acquisition, we perform an assessment to determine the value of the acquired company's tangible and identifiable intangible assets and liabilities. In our assessment, we determine whether identifiable intangible assets exist, which typically include backlog and customer relationships.

We test goodwill for impairment annually for each reporting unit in the beginning of the fourth quarter of the fiscal year and between annual tests, if events occur or circumstances change which suggest that goodwill should be evaluated. Such events or circumstances include significant changes in legal factors and business climate, recent losses at a reporting unit, and industry trends, among other factors. A reporting unit is defined as an operating segment or one level below an operating segment. Our impairment tests are performed at the operating segment level as they represent our reporting units.

Goodwill is evaluated for impairment either by assessing qualitative factors or by performing a quantitative assessment. Qualitative factors, such as overall financial performance, industry or market considerations, or other relevant events, are assessed to determine if it is more likely than not that the fair value of the reporting units is less than their carrying amounts. During a quantitative impairment test, we estimate the fair value of the reporting unit using income and market approaches, and compare that amount to the carrying value of that reporting unit. In the event the fair value of the reporting unit is determined to be less than the carrying value, goodwill is impaired, and an impairment loss is recognized equal to the excess, limited to the total amount of goodwill allocated to the reporting unit.

The impairment evaluation process includes, among other things, making assumptions about variables such as revenue growth rates, profitability, discount rates, and industry market multiples, which are subject to a high degree of judgment.

There are inherent uncertainties related to each of the above listed assumptions, and our judgment in applying them. Changes in the assumptions used in our goodwill and intangible assets could result in impairment charges that could be material to our consolidated financial statements in any given period. We have not materially changed our estimation methodology during the periods presented.

### *Pension Benefit Obligations*

A number of assumptions are necessary to determine our pension liabilities and net periodic costs. These liabilities and net periodic costs are sensitive to changes in those assumptions. The assumptions include discount rates, long-term rates of return on plan assets and inflation levels limited to the United Kingdom and are generally determined based on the current economic environment in each host country at the end of each respective annual reporting period. We evaluate the funded status of each of our retirement plans using these current assumptions and determine the appropriate funding level considering applicable regulatory requirements, tax deductibility, reporting considerations and other factors. Based upon current assumptions, we expect to contribute $24.2 million to our international plans in fiscal 2025. Our required minimum contributions for our U.S. qualified plans are not significant. In addition, we may make additional discretionary contributions. We currently expect to contribute $11.2 million to our U.S. plans (including benefit payments to nonqualified plans and postretirement medical plans) in fiscal 2025. If the discount rate was reduced by 25 basis points, plan liabilities would increase by approximately $30.7 million. If the discount rate and return on plan assets were reduced by 25 basis points, plan expense would decrease by approximately $0.4 million and increase by approximately $2.8 million, respectively. If inflation increased by 25 basis points, plan liabilities in the United Kingdom would increase by approximately $15.1 million and plan expense would increase by approximately $0.9 million.

At each measurement date, all assumptions are reviewed and adjusted as appropriate. With respect to establishing the return on assets assumption, we consider the long-term capital market expectations for each asset class held as an investment by the various pension plans. In addition to expected returns for each asset class, we take into account standard deviation of returns and correlation between asset classes. This is necessary in order to generate a distribution of possible returns which reflects diversification of assets. Based on this information, a distribution of possible returns is generated based on the plan's target asset allocation.

Capital market expectations for determining the long-term rate of return on assets are based on forward-looking assumptions which reflect a 20-year view of the capital markets. In establishing those capital market assumptions and expectations, we rely on the assistance of our actuaries and our investment consultants. We and the plan trustees review whether changes to the various plans' target asset allocations are appropriate. A change in the plans' target asset allocations would likely result in a change in the expected return on asset assumptions. In assessing a plan's asset allocation strategy, we and the plan trustees consider factors such as the structure of the plan's liabilities, the plan's funded status, and the impact of the asset allocation to the volatility of the plan's funded status, so that the overall risk level resulting from our defined benefit plans is appropriate within our risk management strategy.

Between September 30, 2023 and September 30, 2024, the aggregate worldwide pension deficit decreased from $165.3 million to $134.0 million due to an increase in the actual return on plan assets partially offset by decreased discount rates. If the various plans do not experience future investment gains to reduce this shortfall, the deficit will be reduced by additional contributions.

### *Accrued Professional Liability Costs*

We carry professional liability insurance policies or self-insure for our initial layer of professional liability claims under our professional liability insurance policies and for a deductible for each claim even after exceeding the self-insured retention. We accrue for our portion of the estimated ultimate liability for the estimated potential incurred losses. We establish our estimate of loss for each potential claim in consultation with legal counsel handling the specific matters and based on historic trends taking into account recent events. We also use an outside actuarial firm to assist us in estimating our future claims exposure. It is possible that our estimate of loss may be revised based on the actual or revised estimate of liability of the claims.

*Fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023*

***Consolidated Results***

|  | Fiscal Year Ended | | Change | |
| --- | --- | --- | --- | --- |
|  | September 30, 2024 | September 30, 2023 | $ | % |
|  | | ($ in millions) | | |
| Revenue | $ 16,105.5 | $ 14,378.5 | $ 1,727.0 | 12.0 % |
| Cost of revenue | 15,021.2 | 13,433.0 | 1,588.2 | 11.8 |
| Gross profit | 1,084.3 | 945.5 | 138.8 | 14.7 |
| Equity in earnings (losses) of joint ventures | 2.1 | (279.4) | 281.5 | (100.8) |
| General and administrative expenses | (160.1) | (153.6) | (6.5) | 4.2 |
| Restructuring cost | (98.9) | (188.4) | 89.5 | (47.5) |
| Income from operations | 827.4 | 324.1 | 503.3 | 155.3 |
| Other income | 17.6 | 8.3 | 9.3 | 112.0 |
| Interest income | 58.6 | 40.3 | 18.3 | 45.4 |
| Interest expense | (185.4) | (159.3) | (26.1) | 16.4 |
| Income from continuing operations before taxes | 718.2 | 213.4 | 504.8 | 236.6 |
| Income tax expense from continuing operations | 153.0 | 56.1 | 96.9 | 172.7 |
| Net income from continuing operations | 565.2 | 157.3 | 407.9 | 259.3 |
| Net loss from discontinued operations | (105.0) | (57.2) | (47.8) | 83.6 |
| Net income | 460.2 | 100.1 | 360.1 | 359.7 |
| Net income attributable to noncontrolling interests from continuing operations | (59.3) | (43.2) | (16.1) | 37.3 |
| Net (loss) income attributable to noncontrolling interests from discontinued operations | 1.4 | (1.6) | 3.0 | (187.5) |
| Net income attributable to noncontrolling interests | (57.9) | (44.8) | (13.1) | 29.2 |
| Net income attributable to AECOM from continuing operations | 505.9 | 114.1 | 391.8 | 343.4 |
| Net loss attributable to AECOM from discontinued operations | (103.6) | (58.8) | (44.8) | 76.2 |
| Net income attributable to AECOM | $ 402.3 | $ 55.3 | $ 347.0 | 627.5 % |

The following table presents the percentage relationship of statement of operations items to revenue:

| | Fiscal Year Ended | |
|---|---|---|
| | September 30, 2024 | September 30, 2023 |
| Revenue | 100.0 % | 100.0 % |
| Cost of revenue | 93.3 | 93.4 |
| Gross profit | 6.7 | 6.6 |
| Equity in earnings (losses) of joint ventures | 0.0 | (1.9) |
| General and administrative expenses | (1.0) | (1.1) |
| Restructuring costs | (0.6) | (1.3) |
| Income from operations | 5.1 | 2.3 |
| Other income | 0.1 | 0.1 |
| Interest income | 0.4 | 0.3 |
| Interest expense | (1.1) | (1.2) |
| Income from continuing operations before taxes | 4.5 | 1.5 |
| Income tax expense from continuing operations | 1.0 | 0.4 |
| Net income from continuing operations | 3.5 | 1.1 |
| Net loss from discontinued operations | (0.6) | (0.4) |
| Net income | 2.9 | 0.7 |
| Net income attributable to noncontrolling interests from continuing operations | (0.4) | (0.3) |
| Net (loss) income attributable to noncontrolling interests from discontinued operations | 0.0 | 0.0 |
| Net income attributable to noncontrolling interests | (0.4) | (0.3) |
| Net income attributable to AECOM from continuing operations | 3.1 | 0.8 |
| Net loss attributable to AECOM from discontinued operations | (0.6) | (0.4) |
| Net income attributable to AECOM | 2.5 % | 0.4 % |

### *Revenue*

Our revenue for the year ended September 30, 2024 increased $1,727.0 million, or 12.0%, to $16,105.5 million as compared to $14,378.5 million for the corresponding period last year.

Revenue increased across most of our end markets as a result of increased investment by large, publicly financed, global infrastructure programs including the Infrastructure Investment and Jobs Act in the U.S. and similar large programs in our largest end markets globally. Our Water end market has been benefiting from increased investment to address drought, flooding, and drinking water scarcity. Our Transportation end market has been benefitting from incremental surface and transit investments across the globe, while our Environment end market has been benefiting from infrastructure that requires permitting and compliance, as well as investments in energy. Our Facilities end market has been benefiting from positive trends in asset maintenance repositioning and demand for modern, efficient facilities. The quantification of the impact of these trends by end market is noted within our Americas and International reportable segments discussion below, where applicable, and represents substantially all of our revenue change.

In the course of providing our services, we routinely subcontract for services and incur other direct costs on behalf of our clients. These costs are passed through to clients and, in accordance with industry practice and GAAP, are included in our revenue and cost of revenue. Because these pass-through revenues can change significantly from project to project and period to period, changes in revenue may not be indicative of business trends. Pass-through revenues for the years ended September 30, 2024 and 2023 were $8.9 billion and $7.7 billion, respectively. Pass-through revenue as a percentage of total revenue was 56% and 53% during the year ended September 30, 2024 and 2023, respectively.

### *Cost of Revenue*

Our cost of revenue increased to $15,021.2 million for the year ended September 30, 2024 compared to $13,433.0 million for the corresponding period last year, an increase of $1,588.2 million, or 11.8%.

Substantially all of the change in our cost of revenue for the year ended September 30, 2024 occurred in our Americas and International reportable segments, which is discussed in more detail below.

41

***Gross Profit***

Our gross profit for the year ended September 30, 2024 increased $138.8 million, or 14.7%, to $1,084.3 million as compared to $945.5 million for the corresponding period last year. For the year ended September 30, 2024, gross profit, as a percentage of revenue, increased to 6.7% from 6.6% in the year ended September 30, 2023.

Gross profit changes were due to the reasons noted in Americas and International reportable segments below.

***Equity in Earnings (Losses) of Joint Ventures***

Our equity in earnings of joint ventures for the year ended September 30, 2024 was $2.1 million as compared to equity in loss of $279.4 million in the corresponding period last year.

The increase in equity in earnings of joint ventures for the year ended September 30, 2024 compared to the same period in the prior year was primarily due to impairment losses recorded by our AECOM Capital segment in fiscal 2023 that did not repeat to the same extent in fiscal 2024.

***General and Administrative Expenses***

Our general and administrative expenses for the year ended September 30, 2024 increased $6.5 million, or 4.2%, to $160.1 million as compared to $153.6 million for the corresponding period last year. For the year ended September 30, 2024, general and administrative expenses as a percentage of revenue decreased to 1.0% from 1.1% for the corresponding period last year.

***Restructuring Costs***

Restructuring costs are comprised of personnel costs, real estate costs, and costs associated with business exits. During fiscal year ended September 30, 2024, we incurred total restructuring expenses of $98.9 million primarily related to costs incurred to continue to align our real estate portfolio with our employee flexibility initiatives, continue our exit of certain countries in Southeast Asia, drive support function efficiency, and reduce our risk profile. During fiscal year ended September 30, 2023, we incurred total restructuring expenses of $188.4 million, primarily related to actions taken to align our real estate portfolio with our employee flexibility initiatives and costs incurred in preparation for the exit of specific countries in Southeast Asia.

***Other Income***

Our other income for the year ended September 30, 2024 increased to $17.6 million from $8.3 million for the corresponding period last year.

The increase in other income for the year ended September 30, 2024 was primarily due to the increase in fair value of our investments measured at fair value.

***Interest Income***

Our interest income for the year ended September 30, 2024 increased to $58.6 million from $40.3 million for the corresponding period last year.

The increase in interest income for the year ended September 30, 2024 was primarily due to an increase in our interest-bearing assets.

***Interest Expense***

Our interest expense for the year ended September 30, 2024 was $185.4 million as compared to $159.3 million for the corresponding period last year.

The increase in interest expense for the year ended September 30, 2024 was primarily due to an increase in our debt as well as $7.6 million in financing charges recorded in fiscal 2024 related to the New Credit Facilities, defined below.

### *Income Tax Expense*

Our income tax expense for the year ended September 30, 2024 was $152.9 million compared to $56.1 million for the year ended September 30, 2023. The increase in tax expense for the current period compared to the corresponding period last year was due primarily to the tax impact of an increase in pre-tax income of $504.8 million, an increase in tax benefit of $29.2 million related to changes in valuation allowances, an increase in tax expense of $20.2 million related to the sale of ACAP investments, a decrease in tax expense of $15.6 million related to foreign residual income, an increase in tax expense of $10.0 million related to nondeductible costs, and an increase in tax expense of $9.1 million related to uncertain tax positions.

During fiscal 2024, we recorded an increase in tax benefit of $38.4 million related to state income taxes due to apportionment factor changes for fiscal years 2016 through 2023. This benefit was partially offset by an increase in tax expense of $23.0 million related to uncertain tax positions.

During fiscal 2024, we sold certain ACAP investments and recorded a reduction in valuation allowances of $21.0 million and a reduction in deferred tax assets of $20.2 million. In addition, we recorded a valuation allowance of $9.3 million related to the remaining ACAP investments.

During fiscal 2024, we approved a tax planning strategy and restructured certain operations in Canada which resulted in a release of a valuation allowance related to net operating losses and other deferred tax assets of $11.7 million. We are now forecasting the utilization of the net operating losses within the foreseeable future. The positive evidence was evaluated against any negative evidence to determine the valuation allowance was no longer needed.

During fiscal 2024, we settled the tax audit in Hong Kong for fiscal year 2011 through fiscal year 2021 and recorded a tax benefit of $6.9 million due primarily to changes in uncertain tax positions.

During fiscal 2023, valuation allowances in the amount of $21.0 million related to the ACAP impairment charge were established for the portion of the charge that is not expected to be realized.

During fiscal 2022, valuation allowances in the amount of $21.9 million primarily related to net operating losses in certain foreign entities were released due to sufficient positive evidence. The positive evidence included a realignment of our global transfer pricing methodology which resulted in forecasting the utilization of the net operating losses within the foreseeable future.

The OECD has introduced the Base Erosion and Profit Shifting (BEPS) 2.0 framework which includes Pillar 2. Pillar 2 introduces a 15% global minimum tax for large multinational enterprises in each of the jurisdictions that they operate. Many countries have enacted the Pillar 2 global minimum tax regime including some countries where we operate. The implementation of Pillar 2 will affect our financial statements beginning October 1, 2024. Based on our current analysis, we do not expect the implementation of Pillar 2 to have a material impact on our financial statements. The company is actively monitoring developments related to Pillar 2 and will continue to assess the potential impact.

We are currently under tax audit in several jurisdictions including the U.S. where our federal income tax returns for fiscal 2017 through 2020 are being examined by the IRS. Disputes can arise with tax authorities involving issues related to the timing of deductions, the calculation and use of credits, and the taxation of income in various tax jurisdictions because of differing interpretations or application of tax laws, regulations, and relevant facts. The IRS is currently auditing certain tax credits and the methodology for calculating the credits. While we have historically been able to sustain the credits in previous audit cycles without adjustment, we believe it's reasonably possible there could be an adjustment to the liability for uncertain tax positions within the next twelve months related to this matter. However, given the early stages of the audit of these credits, we are not able to reasonably estimate the range of potential outcomes.

We regularly integrate and consolidate our business operations and legal entity structure, and such internal initiatives could impact the assessment of uncertain tax positions, indefinite reinvestment assertions and the realizability of deferred tax assets.

### *Net Loss From Discontinued Operations*

During the first quarter of fiscal 2020, management approved a plan to dispose of via sale our self-perform at-risk construction businesses. As a result of these strategic actions, the self-perform at-risk construction businesses were classified as discontinued operations.

Net loss from discontinued operations was $105.0 million for the year ended September 30, 2024 and net loss was $57.2 million for the year ended September 30, 2023, an increase of $47.8 million. The increase in net loss from discontinued operations for the year ended September 30, 2024 was primarily due to revisions of estimated contingent consideration related to the sale of our civil infrastructure construction business that did not occur to the same extent in fiscal 2023.

### Net Income Attributable to AECOM

The factors described above resulted in the net income attributable to AECOM of $402.3 million for the year ended September 30, 2024, as compared to the net income attributable to AECOM of $55.3 million for the year ended September 30, 2023.

## Results of Operations by Reportable Segment

### Americas

| | Fiscal Year Ended | | | |
| | September 30, 2024 | September 30, 2023 | Change | |
| | | | $ | % |
| | ( in millions) | | | |
| Revenue | $ 12,485.7 | $ 10,975.7 | $ 1,510.0 | 13.8 % |
| Cost of revenue | 11,726.6 | 10,276.0 | 1,450.6 | 14.1 |
| Gross profit | $ 759.1 | $ 699.7 | $ 59.4 | 8.5 % |

The following table presents the percentage relationship of statement of operations items to revenue:

| | Fiscal Year Ended | |
| | September 30, 2024 | September 30, 2023 |
| Revenue | 100.0 % | 100.0 % |
| Cost of revenue | 93.9 | 93.6 |
| Gross profit | 6.1 % | 6.4 % |

### Revenue

Revenue for our Americas segment for the year ended September 30, 2024 increased $1,510.0 million, or 13.8%, to $12,485.7 million as compared to $10,975.7 million for the corresponding period last year.

The increase in revenue for the year ended September 30, 2024 was driven by organic growth and an increase in pass-through revenues of $1,224.4 million due to a higher proportion of contracts requiring us to subcontract work on behalf of our clients and revenue from increased project activity in the Americas, including growth in our Transportation end market of $224.2 million, or 11.2%, and Water and Environment end markets of $194.8 million, or 10.1%, compared to the corresponding period last year, which have benefited from the end market trends discussed in the consolidated revenue section above.

### Cost of Revenue

Cost of revenue for our Americas segment for the year ended September 30, 2024 increased by $1,450.6 million, or 14.1%, to $11,726.6 million compared to $10,276.0 million for the corresponding period last year.

The increase in cost of revenue for the year ended September 30, 2024 was consistent with the increases in revenue. The increase in cost of revenue for the year ended September 30, 2024 was due to an increase in subcontractor and other direct costs of $1,224.4 million due to a higher proportion of contracts requiring us to subcontract work on behalf of our clients, with the balance of the increases due to higher labor volume compared to the same periods in the prior year.

### Gross Profit

Gross profit for our Americas segment for the year ended September 30, 2024 increased $59.4 million, or 8.5%, to $759.1 million as compared to $699.7 million for the corresponding period last year. As a percentage of revenue, gross profit decreased to 6.1% of revenue for the year ended September 30, 2024 from 6.4% in the corresponding period last year.

The increase in gross profit for the year ended September 30, 2024 was primarily due to revenue growth and delivery efficiencies realized from cost reductions. In addition, underlying revenue, excluding pass-through revenues, increased as noted above. The decrease in gross profit as a percentage of revenue was due to an increase in pass-through revenues for the year ended September 30, 2024 as compared to last year.

*International*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | September 30, 2024 | September 30, 2023 | Change | |
| | | | $ | % |
| | (in millions) | | | |
| Revenue | $ 3,618.4 | $ 3,402.1 | $ 216.3 | 6.4 % |
| Cost of revenue | 3,294.6 | 3,157.0 | 137.6 | 4.4 |
| Gross profit | $ 323.8 | $ 245.1 | $ 78.7 | 32.1 % |

The following table presents the percentage relationship of statement of operations items to revenue:

| | Fiscal Year Ended | |
|---|---|---|
| | September 30, 2024 | September 30, 2023 |
| Revenue | 100.0 % | 100.0 % |
| Cost of revenue | 91.1 | 92.8 |
| Gross profit | 8.9 % | 7.2 % |

*Revenue*

Revenue for our International segment for the year ended September 30, 2024 increased $216.3 million, or 6.4%, to $3,618.4 million as compared to $3,402.1 million for the corresponding period last year.

The increase in revenue for the year ended September 30, 2024 was primarily due to growth in Europe of $104.5 million and the Middle East of $133.3 million compared to the corresponding period last year. Growth was led by our Facilities, Water and Environment, and Transportation end markets, which increased $119.2 million, or 9.0%, $52.7 million, or 7.3%, and $31.5 million, or 2.5%, respectively, compared to the corresponding period last year, which have benefited from the end market trends discussed in the consolidated revenue section above.

*Cost of Revenue*

Cost of revenue for our International segment for the year ended September 30, 2024 increased $137.6 million, or 4.4%, to $3,294.6 million as compared to $3,157.0 million for the corresponding period last year.

The increase in cost of revenue for the year ended September 30, 2024 was consistent with the increase in revenue and was due to increases in subcontractor and other direct costs of $40.4 million and labor expenses of $97.1 million.

*Gross Profit*

Gross profit for our International segment for the year ended September 30, 2024 increased $78.7 million, or 32.1%, to $323.8 million as compared to $245.1 million for the corresponding period last year. As a percentage of revenue, gross profit increased to 8.9% of revenue for the year ended September 30, 2024 from 7.2% in the corresponding period last year.

The increase in gross profit and gross profit as a percentage of revenue for the year ended September 30, 2024 were primarily due to an increase in revenue and reduced costs resulting from ongoing exiting of lower margin countries, ongoing investments to expand enterprise capability centers, shared service centers, and delivery efficiencies.

*AECOM Capital*

| | Fiscal Year Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | September 30, 2024 | | September 30, 2023 | | Change | | | |
| | | | | | $ | | % | |
| | (in millions) | | | | | | | |
| Revenue | $ | 1.4 | $ | 0.7 | $ | 0.7 | 100.0 % | |
| Equity in losses of joint ventures | $ | (26.9) | $ | (303.9) | $ | 277.0 | (91.1) | |
| General and administrative expenses | $ | (15.0) | $ | (12.6) | $ | (2.4) | 19.0 % | |

Equity in losses of joint ventures for the year ended September 30, 2024 decreased $277.0 million, or 91.1%, to $26.9 million compared to a loss of $303.9 million for the corresponding period last year. The change in equity in losses of joint ventures for the year ended September 30, 2024 was primarily due to impairment losses recognized in the fiscal 2023 that did not repeat to the same extent in fiscal 2024.

The increase of $2.4 million in general and administrative expenses for the year ended September 30, 2024 compared to the corresponding period last year was due to nonrecurring expenses related to the evaluation of strategic options and the transition of the AECOM Capital business to a third-party platform.

**Liquidity and Capital Resources**

*Cash Flows*

Our principal sources of liquidity are cash flows from operations, borrowings under our credit facilities, and access to financial markets. Our principal uses of cash are operating expenses, capital expenditures, working capital requirements, acquisitions, repurchases of common stock, dividend payments, and refinancing or repayment of debt. We believe our anticipated sources of liquidity including operating cash flows, existing cash and cash equivalents, borrowing capacity under our revolving credit facility and our ability to issue debt or equity, if required, will be sufficient to meet our projected cash requirements for at least the next twelve months. We expect to spend approximately $45 million for restructuring in fiscal 2025 associated with restructuring actions taken in prior periods that are expected to deliver continued margin improvement and efficiencies.

Generally, we do not provide for U.S. taxes or foreign withholding taxes on gross book-tax basis differences in our non-U.S. subsidiaries because such basis differences are able to and intended to be reinvested indefinitely. At September 30, 2024, we have determined that we will continue to indefinitely reinvest the earnings of some foreign subsidiaries and, therefore, we will continue to account for these undistributed earnings based on our existing accounting under ASC 740 and not accrue additional tax. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation. Based on the available sources of cash flows discussed above, we anticipate we will continue to have the ability to permanently reinvest these remaining amounts.

At September 30, 2024, cash and cash equivalents, including cash and cash equivalents included in current assets held for sale, were $1,584.9 million, an increase of $322.7 million, or 25.6%, from $1,262.2 million at September 30, 2023. The increase in cash and cash equivalents was primarily attributable to $320.1 million in net cash proceeds pursuant to Amendment No. 14 of the Credit Agreement.

Net cash provided by operating activities was $827.5 million for the year ended September 30, 2024 as compared to $696.0 million for the year ended September 30, 2023. The change was primarily attributable to an increase in net income of approximately $360.1 million, offset by a decrease in cash provided by working capital of approximately $200.4 million and a decrease in adjustments for non-cash items of approximately $28.2 million. The sale of trade receivables to financial institutions included in operating cash flows increased $32.7 million during the year ended September 30, 2024 compared to the year ended September 30, 2023. We expect to continue to sell trade receivables in the future as long as the terms continue to remain favorable to us.

Net cash used in investing activities was $210.6 million for the year ended September 30, 2024, as compared to $138.2 million for the year ended September 30, 2023. The change was primarily attributable to an increase in cash payments for capital expenditures of approximately $14.0 million, cash paid for a business acquisition, net of cash acquired of $18.7 million, and $21.0 million cash funded pursuant to the revolving credit facility with the counterparty to our sale of the civil infrastructure construction business.

Net cash used in financing activities was $295.5 million for the year ended September 30, 2024, as compared to $472.9 million for the year ended September 30, 2023. The change from the prior year was primarily attributable to $320.1 million in net cash proceeds pursuant to Amendment No. 14 of the Credit Agreement, offset by a $101.1 million increase in stock repurchases under our stock repurchase program, and a $19.0 million increase in dividends paid. Total borrowings under our Credit Agreement may vary during the period as we regularly draw and repay amounts to fund working capital.

### Working Capital

Working capital, or current assets less current liabilities, increased $482.8 million, or 151.3%, to $802.0 million at September 30, 2024 from $319.2 million at September 30, 2023. Net accounts receivable and contract assets, net of contract liabilities, increased to $3,301.4 million at September 30, 2024 from $2,880.8 million at September 30, 2023.

Days Sales Outstanding (DSO), which includes net accounts receivable and contract assets, net of contract liabilities, was 70 days at September 30, 2024 compared to 65 days at September 30, 2023.

In Note 4, Revenue Recognition, in the notes to our consolidated financial statements, a comparative analysis of the various components of accounts receivable is provided. Except for claims, substantially all contract assets are expected to be billed and collected within twelve months.

Contract assets related to claims are recorded only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated. In such cases, revenue is recorded only to the extent that contract costs relating to the claim have been incurred. Award fees in contract assets are accrued only when there is sufficient information to assess contract performance. On contracts that represent higher than normal risk or technical difficulty, award fees are generally deferred until an award fee letter is received.

Because our revenue depends to a great extent on billable labor hours, most of our charges are invoiced following the end of the month in which the hours were worked, the majority usually within 15 days. Other direct costs are normally billed along with labor hours. However, as opposed to salary costs, which are generally paid on either a bi-weekly or monthly basis, other direct costs are generally not paid until payment is received (in some cases in the form of advances) from the customers.

### Debt

Debt consisted of the following:

|  | September 30, 2024 | | September 30, 2023 | |
| --- | --- | --- | --- | --- |
|  | (in millions) | | | |
| Credit Agreement | $ | 1,446.6 | $ | 1,119.8 |
| 2027 Senior Notes | | 997.3 | | 997.3 |
| Other debt | | 95.9 | | 100.2 |
| Total debt | | 2,539.8 | | 2,217.3 |
| Less: Current portion of debt and short-term borrowings | | (66.9) | | (89.5) |
| Less: Unamortized debt issuance costs | | (22.6) | | (14.4) |
| Long-term debt | $ | 2,450.3 | $ | 2,113.4 |

The following table presents, in millions, scheduled maturities of our debt as of September 30, 2024:

| Fiscal Year | | |
| --- | --- | --- |
| 2025 | $ | 66.9 |
| 2026 | | 27.1 |
| 2027 | | 1,016.5 |
| 2028 | | 9.6 |
| 2029 | | 756.8 |
| Thereafter | | 662.9 |
| Total | $ | 2,539.8 |

*Credit Agreement*

On April 19, 2024, we entered into Amendment No. 14 to Syndicated Facility Agreement (as amended, modified or otherwise supplemented, the "Credit Agreement"), pursuant to which we obtained a new $1,500,000,000 revolving credit facility (the "New Revolving Credit Facility"), a new $750,000,000 term loan A facility (the "New Term A Facility" and, together with the New Revolving Credit Facility, the "New Pro Rata Facilities") and a new $700,000,000 term loan B facility (the "New Term B Facility" and, together with the New Pro Rata Facilities, the "New Credit Facilities"). The New Revolving Credit Facility and the New Term A Facility mature on April 19, 2029. The New Term B Facility matures on April 19, 2031. The New Term A Facility and the New Term B Facility were borrowed in full on April 19, 2024 in U.S. dollars. Loans under the New Revolving Credit Facility may be borrowed, and letters of credit thereunder may be issued, in U.S. dollars or in certain foreign currencies. The New Credit Facilities replace in full our existing revolving credit facility (the "Original Revolving Credit Facility"), term loan A facility and term loan B facility, and borrowings under the New Credit Facilities were used to refinance in full our existing credit facilities and for general corporate purposes. The Credit Agreement permits us to designate certain of our subsidiaries as additional co-borrowers from time to time. Currently, there are no co-borrowers under the New Credit Facilities. On October 29, 2024, we entered into Amendment No. 15 to Syndicated Facility Agreement, pursuant to which we reduced the interest rate spread applicable to our New Term B Facility.

Borrowings under (a) the New Revolving Credit Facility (in U.S. dollars) and the New Term A Facility bear interest at a rate per annum equal to, at our option, (i) a Term SOFR rate (with a 0% floor and SOFR adjustment of 0.10%) or (ii) a base rate (with a 0% floor), in each case, plus an applicable margin of 1.225% in the case of the Term SOFR rate and 0.25% in the case of the base rate, and (b) the New Revolving Credit Facility in currencies other than U.S. dollars bear interest at a rate per annum equal to the applicable reference rate for such currency (including any related adjustments), plus an applicable margin of 1.225%. The applicable margin is subject, in each case, to adjustment based on our consolidated leverage ratio from time to time.

Borrowings under the New Term B Facility, after giving effect to Amendment No. 15 to Syndicated Facility Agreement, bear interest at a rate per annum equal to, at our option, (a) a Term SOFR rate (with a 0% floor and a SOFR adjustment of 0%) or (b) a base rate (with a 0% floor), in each case, plus an applicable margin of 1.75% in the case of the Term SOFR rate and 0.75% in the case of the base rate.

Certain of our material subsidiaries (the "Guarantors") have guaranteed our obligations of the borrowers under the Credit Agreement, subject to certain exceptions. The borrowers' obligations under the Credit Agreement are secured by a lien on substantially all of our assets and the Guarantors' assets, subject to certain exceptions.

The Credit Agreement contains customary negative covenants that include, among other things, limitations on our ability and certain of our subsidiaries, subject to certain exceptions, to incur liens and debt, make investments, dispositions, and restricted payments, change the nature of their business, consummate mergers, consolidations and the sale of all or substantially all of our respective assets and transact with affiliates. We are also required to maintain a consolidated leverage ratio of less than or equal to 4.00 to 1.00 (subject to certain adjustments in connection with permitted acquisitions), tested on a quarterly basis (the "Financial Covenant"). The Financial Covenant does not apply to the New Term B Facility. As of September 30, 2024, we were in compliance with the covenants of the Credit Agreement.

The Credit Agreement contains customary affirmative covenants, including, among other things, compliance with applicable law, preservation of existence, maintenance of properties and of insurance, and keeping proper books and records. The Credit Agreement contains customary events of default, including, among other things, nonpayment of principal, interest or fees, cross-defaults to other debt, inaccuracies of representations and warranties, failure to perform covenants, events of bankruptcy and insolvency, change of control and unsatisfied judgments, subject in certain cases to notice and cure periods and other exceptions.

At September 30, 2024 and September 30, 2023, letters of credit totaled $4.4 million and $4.4 million, respectively, under our New Revolving Credit Facility and Original Revolving Credit Facility, respectively. As of September 30, 2024 and September 30, 2023, we had $1,495.6 million and $1,145.6 million, respectively, available under our New Revolving Credit Facility and Original Revolving Credit Facility, respectively.

*2027 Senior Notes*

On February 21, 2017, we completed a private placement offering of $1,000,000,000 aggregate principal amount of our unsecured 5.125% Senior Notes due 2027 (the "2027 Senior Notes"). On June 30, 2017, we completed an exchange offer to exchange the unregistered 2027 Senior Notes for registered notes, as well as related guarantees.

As of September 30, 2024, the estimated fair value of the 2027 Senior Notes was approximately $997.3 million. The fair value of the 2027 Senior Notes as of September 30, 2024 was derived by taking the mid-point of the trading prices from an observable market input (Level 2) in the secondary bond market and multiplying it by the outstanding balance of the 2027 Senior Notes. Interest is payable on the 2027 Senior Notes at a rate of 5.125% per annum. Interest on the 2027 Senior Notes is payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2017. The 2027 Senior Notes will mature on March 15, 2027.

At any time and from time to time prior to December 15, 2026, we may redeem all or part of the 2027 Senior Notes, at a redemption price equal to 100% of their principal amount, plus a "make whole" premium as of the redemption date, and accrued and unpaid interest to the redemption date. On or after December 15, 2026, we may redeem all or part of the 2027 Senior Notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the redemption date.

The indenture pursuant to which the 2027 Senior Notes were issued contains customary events of default, including, among other things, payment default, exchange default, failure to provide notices thereunder and provisions related to bankruptcy events. The indenture also contains customary negative covenants.

We were in compliance with the covenants relating to the 2027 Senior Notes as of September 30, 2024.

*Other Debt and Other Items*

Other debt consists primarily of obligations under capital leases and loans and unsecured credit facilities. The unsecured credit facilities are primarily used for standby letters of credit issued in connection with general and professional liability insurance programs and for contract performance guarantees. At September 30, 2024 and 2023, these outstanding standby letters of credit totaled $934.5 million and $878.9 million, respectively. As of September 30, 2024, we had $389.8 million available under these unsecured credit facilities.

*Effective Interest Rate*

Our average effective interest rate on our total debt, including the effects of the interest rate swap and interest rate cap agreements during the years ended September 30, 2024, 2023 and 2022 was 5.6%, 5.3% and 3.8%, respectively.

Interest expense in the consolidated statements of operations included amortization of deferred debt issuance costs for the years ended September 30, 2024, 2023 and 2022 of $7.6 million, $4.9 million and $4.9 million, respectively.

*Other Commitments*

We enter into various joint venture arrangements to provide architectural, engineering, program management, construction management and operations and maintenance services. The ownership percentage of these joint ventures is typically representative of the work to be performed or the amount of risk assumed by each joint venture partner. Some of these joint ventures are considered variable interest entities. We have consolidated all joint ventures for which we have control. For all others, our portion of the earnings is recorded in equity in earnings of joint ventures. See Note 6, Joint Ventures and Variable Interest Entities, in the notes to our consolidated financial statements.

Other than normal property and equipment additions and replacements, expenditures to further the implementation of our various information technology systems, commitments under our incentive compensation programs, amounts we may expend to repurchase stock under our stock repurchase program and acquisitions from time to time and disposition costs, we currently do not have any significant capital expenditures or outlays planned except as described below. However, if we acquire additional businesses in the future or if we embark on other capital-intensive initiatives, additional working capital may be required.

Under our secured revolving credit facility and other facilities discussed in Other Debt and Other Items above, as of September 30, 2024, there was approximately $938.9 million including both continuing and discontinued operations, outstanding under standby letters of credit primarily issued in connection with general and professional liability insurance programs and for contract performance guarantees. For those projects for which we have issued a performance guarantee, if the project subsequently fails to meet guaranteed performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to achieve the required performance standards.

We recognized on our balance sheet the funded status of our pension benefit plans, measured as the difference between the fair value of plan assets and the projected benefit obligation. At September 30, 2024, our defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of approximately $134.0 million. The total amounts of employer contributions paid for the year ended September 30, 2024 were $11.9 million for U.S. plans and $25.1 million for non-U.S. plans. Funding requirements for each plan are determined based on the local laws of the country where such plan resides. In some countries, the funding requirements are mandatory while in other countries, they are discretionary. There is a required minimum contribution for one of our domestic plans; however, we may make additional discretionary contributions. In the future, such pension funding may increase or decrease depending on changes in the levels of interest rates, pension plan performance and other factors. In addition, we have collective bargaining agreements with unions that require us to contribute to various third-party multiemployer plans that we do not control or manage. For the year ended September 30, 2024, we contributed $2.5 million to multiemployer pension plans.

### Condensed Combined Financial Information

The 2027 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by some of AECOM's directly and indirectly 100% owned subsidiaries (the Subsidiary Guarantors). Accordingly, AECOM became subject to the requirements of Rule 3-10 of Regulation S-X, as amended, regarding financial statements of guarantors and issuers of guaranteed securities. Other than customary restrictions imposed by applicable statutes, there are no restrictions on the ability of the Subsidiary Guarantors to transfer funds to AECOM in the form of cash dividends, loans or advances.

The following tables present condensed combined summarized financial information for AECOM and the Subsidiary Guarantors. All intercompany balances and transactions are eliminated in the presentation of the combined financial statements. Amounts provided do not represent our total consolidated amounts as of September 30, 2024 and for the twelve months then ended.

**Condensed Combined Balance Sheets**
**Parent and Subsidiary Guarantors**
(unaudited - in millions)

|  | September 30, 2024 |
|---|---|
| Current assets | $ 3,405.2 |
| Non-current assets | 3,033.6 |
| Total assets | $ 6,438.8 |
|  |  |
| Current liabilities | $ 2,918.1 |
| Non-current liabilities | 2,913.0 |
| Total liabilities | 5,831.1 |
|  |  |
| Total stockholders' equity | 607.7 |
| Total liabilities and stockholders' equity | $ 6,438.8 |

**Condensed Combined Statement of Operations**
**Parent and Subsidiary Guarantors**
(unaudited - in millions)

| | For the twelve months ended September 30, 2024 |
|---|---|
| Revenue | $ 8,395.4 |
| Cost of revenue | 7,831.1 |
| Gross profit | 564.3 |
| | |
| Net income from continuing operations | 128.3 |
| Net loss from discontinued operations | — |
| Net income | $ 128.3 |
| | |
| Net income attributable to AECOM | $ 128.3 |

*Commitments and Contingencies*

We record amounts representing our probable estimated liabilities relating to claims, guarantees, litigation, audits and investigations. We rely in part on qualified actuaries to assist us in determining the level of reserves to establish for insurance-related claims that are known and have been asserted against us, and for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our consolidated results of operations. Our reasonably possible loss disclosures are presented on a gross basis prior to the consideration of insurance recoveries. We do not record gain contingencies until they are realized. In the ordinary course of business, we may not be aware that we or our affiliates are under investigation and may not be aware of whether or not a known investigation has been concluded.

In the ordinary course of business, we may enter into various arrangements providing financial or performance assurance to clients, lenders, or partners. Such arrangements include standby letters of credit, surety bonds, and corporate guarantees to support the creditworthiness or the project execution commitments of our affiliates, partnerships and joint ventures. The Company's unsecured credit arrangements are used for standby letters of credit issued in connection with general and professional liability insurance programs and for contract performance guarantees. At September 30, 2024 and September 30, 2023, these outstanding standby letters of credit totaled $934.5 million and $878.9 million, respectively. As of September 30, 2024, the Company had $389.8 million available under these unsecured credit facilities. Performance arrangements typically have various expiration dates ranging from the completion of the project contract and extending beyond contract completion in some circumstances such as for warranties. We may also guarantee that a project, when complete, will achieve specified performance standards. If the project subsequently fails to meet guaranteed performance standards, we may incur additional costs, pay liquidated damages or be held responsible for the costs incurred by the client to achieve the required performance standards. The potential payment amount of an outstanding performance arrangement is typically the remaining cost of work to be performed by or on behalf of third parties. Generally, under joint venture arrangements, if a partner is financially unable to complete its share of the contract, the other partner(s) may be required to complete those activities.

At September 30, 2024, we were contingently liable in the amount of approximately $938.9 million in issued standby letters of credit and $5.1 billion in issued surety bonds primarily to support project execution.

In the ordinary course of business, we enter into various agreements providing financial or performance assurances to clients on behalf of certain unconsolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities.

Our investment adviser jointly manages and sponsors the AECOM-Canyon Equity Fund, L.P. (the "Fund"), in which we indirectly hold an equity interest and have an ongoing capital commitment to fund investments. At September 30, 2024, we have capital commitments of $5.9 million to the Fund over the next 4 years.

In addition, in connection with the investment activities of AECOM Capital, we provide guarantees of certain contractual obligations, including guarantees for completion of projects, limited debt repayment, environmental indemnity obligations and other lender required guarantees.

51

In February 2024, we were informed of a potential liability as one of the indemnitors on a divested business' surety bonds. We do not have sufficient information to determine the range of potential impacts, however, it is reasonably possible that we may incur additional costs related to these bonds.

In connection with the resolution of contingencies related to the sale of the civil infrastructure construction business, we agreed to act as an additional guarantor on the counterparty's existing debt, which matured on September 30, 2024.

### *Department of Energy Deactivation, Demolition, and Removal Project*

A former affiliate of the Company, Amentum Environment & Energy, Inc., f/k/a AECOM Energy and Construction, Inc. ("Former Affiliate"), executed a cost-reimbursable task order with the Department of Energy (DOE) in 2007 to provide deactivation, demolition and removal services at a New York State project site that, during 2010, experienced contamination and performance issues. In February 2011, the Former Affiliate and the DOE executed a Task Order Modification that changed some cost-reimbursable contract provisions to at-risk. The Task Order Modification, including subsequent amendments, required the DOE to pay all project costs up to $106 million, required the Former Affiliate and the DOE to equally share in all project costs incurred from $106 million to $146 million, and required the Former Affiliate to pay all project costs exceeding $146 million.

Due to unanticipated requirements and permitting delays by federal and state agencies, as well as delays and related ground stabilization activities caused by Hurricane Irene in 2011, the Former Affiliate was required to perform work outside the scope of the Task Order Modification. In December 2014, the Former Affiliate submitted an initial set of claims against the DOE pursuant to the Contracts Disputes Acts seeking recovery of $103 million, including additional fees on changed work scope (the "2014 Claims"). On December 6, 2019, the Former Affiliate submitted a second set of claims against the DOE seeking recovery of an additional $60.4 million, including additional project costs and delays outside the scope of the contract as a result of differing site and ground conditions (the "2019 Claims"). The Former Affiliate also submitted three alternative breach of contract claims to the 2014 and 2019 Claims that may entitle the Former Affiliate to recovery of $148.5 million to $329.4 million. On December 30, 2019, the DOE denied the Former Affiliate's 2014 Claims. On September 25, 2020, the DOE denied the Former Affiliate's 2019 Claims. The Company filed an appeal of these decisions on December 20, 2020 in the Court of Federal Claims. Deconstruction, decommissioning and site restoration activities are complete.

On January 31, 2020, the Company completed the sale of its Management Services business, including the Former Affiliate who worked on the DOE project, to Maverick Purchaser Sub LLC ("MS Purchaser"), an affiliate of American Securities LLC and Lindsay Goldberg LLC. The Company and the MS Purchaser agreed that all future DOE project claim recoveries and costs will be split 10% to the MS Purchaser and 90% to the Company with the Company retaining control of all future strategic legal decisions.

The Company intends to vigorously pursue all claimed amounts but can provide no certainty that the Company will recover 2014 Claims and 2019 Claims submitted against the DOE, or any additional incurred claims or costs, which could have a material adverse effect on the Company's results of operations.

### *Refinery Turnaround Project*

The Former Affiliate of the Company entered into an agreement to perform turnaround maintenance services during a planned shutdown at a refinery in Montana in December 2017. The turnaround project was completed in February 2019. Due to circumstances outside of the Company's Former Affiliate's control, including client directed changes and delays and the refinery's condition, the Company's Former Affiliate performed additional work outside of the original contract over $90 million and is entitled to payment from the refinery owner of approximately $144 million. In March 2019, the refinery owner sent a letter to the Company's Former Affiliate alleging it incurred approximately $79 million in damages due to the Company's Former Affiliate's project performance. In April 2019, the Company's Former Affiliate filed and perfected a $132 million construction lien against the refinery for unpaid labor and materials costs. In August 2019, following a subcontractor complaint filed in the Thirteen Judicial District Court of Montana asserting claims against the refinery owner and the Company's Former Affiliate, the refinery owner crossclaimed against the Company's Former Affiliate and the subcontractor. In October 2019, following the subcontractor's dismissal of its claims, the Company's Former Affiliate removed the matter to federal court and cross claimed against the refinery owner. In December 2019, the refinery owner claimed $93.0 million in damages and offsets against the Company's Former Affiliate.

On January 31, 2020, the Company completed the sale of its Management Services business, including the Former Affiliate, to the MS Purchaser; however, the Refinery Turnaround Project, including related claims and liabilities, has been retained by the Company. Trial is expected to begin in the second quarter of fiscal year 2025.

The Company intends to vigorously prosecute and defend this matter; however, the Company cannot provide assurance that the Company will be successful in these efforts. The resolution of this matter and any potential range of loss cannot be reasonably determined or estimated at this time, primarily because the matter raises complex legal issues that Company is continuing to assess.

*Contractual Obligations and Commitments*

The following summarizes our contractual obligations and commercial commitments as of September 30, 2024:

| Contractual Obligations and Commitments | Total | Less than One Year | One to Three Years (in millions) | Three to Five Years | More than Five Years |
|---|---|---|---|---|---|
| Debt | $ 2,539.8 | $ 66.9 | $ 1,043.6 | $ 766.4 | $ 662.9 |
| Interest on debt | 801.3 | 169.5 | 336.6 | 223.2 | 72.0 |
| Operating leases | 756.2 | 164.4 | 239.3 | 165.4 | 187.1 |
| Pension funding obligations[1] | 35.4 | 35.4 | — | — | — |
| Total contractual obligations and commitments | $ 4,132.7 | $ 436.2 | $ 1,619.5 | $ 1,155.0 | $ 922.0 |

[1] Represents expected fiscal 2025 contributions to fund our defined benefit pension and other postretirement plans. Contributions beyond one year have not been included as amounts are not determinable.

**New Accounting Pronouncements and Changes in Accounting**

In November 2023, the Financial Accounting Standards Board (FASB) amended the guidance of Accounting Standards Codification (ASC) 280, *Segment Reporting*, requiring public entities to disclose significant segment expenses and other segment items on an annual and interim basis. The new guidance is effective for the Company for its interim period ending December 31, 2025, with early adoption permitted. We are currently evaluating the impact that the adoption of this new guidance will have on our financial statement presentation.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance the income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. The update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments are effective for the Company's annual periods beginning October 1, 2025, with early adoption permitted. We are currently evaluating the impact that the adoption of this new guidance will have on our financial statement presentation.

**Off-Balance Sheet Arrangements**

We enter into various joint venture arrangements to provide architectural, engineering, program management, construction management and operations and maintenance services. The ownership percentage of these joint ventures is typically representative of the work to be performed or the amount of risk assumed by each joint venture partner. Some of these joint ventures are considered variable interest entities. We have consolidated all joint ventures for which we have control. For all others, our portion of the earnings are recorded in equity in earnings of joint ventures. See Note 6 in the notes to our consolidated financial statements. We do not believe that we have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

*Financial Market Risks*

We are exposed to market risk, primarily related to foreign currency exchange rates and interest rate exposure of our debt obligations that bear interest based on floating rates. We actively monitor these exposures. Our objective is to reduce, where we deem appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign exchange rates and interest rates. In order to accomplish this objective, we sometimes enter into derivative financial instruments, such as forward contracts and interest rate hedge contracts. It is our policy and practice to use derivative financial instruments only to the extent necessary to manage our exposures. We do not use derivative financial instruments for trading purposes.

*Foreign Exchange Rates*

We are exposed to foreign currency exchange rate risk resulting from our operations outside of the U.S. We use foreign currency forward contracts from time to time to mitigate foreign currency risk. We limit exposure to foreign currency fluctuations in most of our contracts through provisions that require client payments in currencies corresponding to the currency in which costs are incurred. As a result of this natural hedge, we generally do not need to hedge foreign currency cash flows for contract work performed. The functional currency of our significant foreign operations is the respective local currency.

*Interest Rates*

Our Credit Agreement and other debt obligations are subject to variable rate interest which could be adversely affected by an increase in interest rates. As of September 30, 2024 and 2023, we had $1,446.6 million and $1,119.8 million, respectively, in outstanding borrowings under our term credit agreements and our revolving credit facility. Interest on amounts borrowed under these agreements is subject to adjustment based on specified levels of financial performance. The applicable margin that is added to the borrowing's base rate can range from 0.125% to 1.00% and the applicable margin that is added to borrowings in the Term SOFR rate can range from 1.125% to 2.00%. For the year ended September 30, 2024, our weighted average floating rate borrowings were $1,662.9 million, or $962.9 million excluding borrowings with effective fixed interest rates due to interest rate swap and interest rate cap agreements. If short-term floating interest rates had increased by 1.00%, our interest expense for the year ended September 30, 2024 would have increased by $9.6 million. We invest our cash in a variety of financial instruments, consisting principally of money market securities or other highly liquid, short-term securities that are subject to minimal credit and market risk.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**AECOM**
**Index to Consolidated Financial Statements**
**September 30, 2024**

Audited Annual Consolidated Financial Statements

55

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of AECOM

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of AECOM (the Company) as of September 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 19, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Revenue Recognition - Contract cost and claim recovery estimates***

| | |
|---|---|
| *Description of the Matter* | For the year ended September 30, 2024, contract revenues recognized by the Company were $16.1 billion. Contract revenues include $3.7 billion which relate to fixed price contracts and $6.0 billion which relate to guaranteed maximum price contracts. As described in Note 4 of the consolidated financial statements, the Company generally recognizes revenues for these contracts over time as performance obligations are satisfied. The Company generally measures its progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred. In addition, the Company's estimate of transaction price includes variable consideration associated with claims only to the extent that a significant reversal would not be probable. |
| | Recognition of revenue and profit over time as performance obligations are satisfied for long-term fixed price and guaranteed maximum price contracts is highly judgmental as it requires the Company to prepare estimates of total contract revenue and total contract costs, including costs to complete in-process contracts. These estimates are dependent upon a number of factors, including the accuracy of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates. |
| | As of September 30, 2024, the Company has recorded revenue related to claims and reported related contract assets and other non-current assets on the consolidated balance sheet. Revenue recognition relating to claims is highly judgmental as the amount has not been approved by the customer and it requires the Company to prepare estimates of amounts expected to be recovered. Changes in recovery estimates can have a material effect on the amount of revenue recognized. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risk of material misstatement of contract revenue including those associated with cost to complete estimates for long-term fixed price contracts and estimates of amounts expected to be recovered from claims. For example, we tested controls over the Company's review of estimated direct and indirect costs to be incurred and estimates of claim recovery amounts. |
| | To evaluate the Company's determination of estimated costs to complete, we selected a sample of contracts and, among other things, inspected the executed contracts including any significant amendments; conducted interviews with and inspected questionnaires prepared by project personnel; tested key components of the cost to complete estimates, including materials, labor, and subcontractors costs; reviewed support for estimates of project contingencies; compared actual project margins to historical and expected results; and recalculated revenues recognized. |
| | To test revenue recognized relating to claims, we selected a sample of projects and evaluated the estimates made by management by reviewing documentation from management's specialists and legal counsel to support the amount of the claim. We also tested management's estimation process by performing a lookback analysis to evaluate claims settled in the current year compared to management's prior year estimates. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1990.

Los Angeles, California
November 19, 2024

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of AECOM

**Opinion on Internal Control Over Financial Reporting**

We have audited AECOM's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AECOM (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated November 19, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
November 19, 2024

# AECOM

## Consolidated Balance Sheets
### (in thousands, except share data)

| | | September 30, 2024 | | September 30, 2023 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| CURRENT ASSETS: | | | | |
| Cash and cash equivalents | $ | 1,316,945 | $ | 1,030,447 |
| Cash in consolidated joint ventures | | 263,932 | | 229,759 |
| Total cash and cash equivalents | | 1,580,877 | | 1,260,206 |
| Accounts receivable—net | | 2,793,307 | | 2,544,453 |
| Contract assets | | 1,806,458 | | 1,525,051 |
| Prepaid expenses and other current assets | | 758,693 | | 730,145 |
| Current assets held for sale | | 77,224 | | 95,221 |
| Income taxes receivable | | 159,500 | | 14,435 |
| TOTAL CURRENT ASSETS | | 7,176,059 | | 6,169,511 |
| PROPERTY AND EQUIPMENT—NET | | 354,377 | | 382,638 |
| DEFERRED TAX ASSETS—NET | | 326,685 | | 439,604 |
| INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES | | 138,067 | | 139,236 |
| GOODWILL | | 3,480,155 | | 3,418,930 |
| INTANGIBLE ASSETS—NET | | 6,932 | | 17,769 |
| OTHER NON-CURRENT ASSETS | | 147,228 | | 218,666 |
| OPERATING LEASE RIGHT-OF-USE ASSETS | | 432,166 | | 447,044 |
| TOTAL ASSETS | $ | 12,061,669 | $ | 11,233,398 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| CURRENT LIABILITIES: | | | | |
| Short-term debt | $ | 3,080 | $ | 3,085 |
| Accounts payable | | 2,560,122 | | 2,190,755 |
| Accrued expenses and other current liabilities | | 2,385,731 | | 2,287,546 |
| Income taxes payable | | 27,418 | | 48,161 |
| Contract liabilities | | 1,298,327 | | 1,188,742 |
| Current liabilities held for sale | | 35,559 | | 45,625 |
| Current portion of long-term debt | | 63,844 | | 86,369 |
| TOTAL CURRENT LIABILITIES | | 6,374,081 | | 5,850,283 |
| OTHER LONG-TERM LIABILITIES | | 156,406 | | 123,846 |
| OPERATING LEASE LIABILITIES, NON-CURRENT | | 510,573 | | 548,851 |
| LONG-TERM LIABILITIES HELD FOR SALE | | — | | 792 |
| DEFERRED TAX LIABILITY-NET | | 27,509 | | 16,960 |
| PENSION BENEFIT OBLIGATIONS | | 172,360 | | 195,586 |
| LONG-TERM DEBT | | 2,450,330 | | 2,113,369 |
| TOTAL LIABILITIES | | 9,691,259 | | 8,849,687 |
| | | | | |
| COMMITMENTS AND CONTINGENCIES (Note 18) | | | | |
| | | | | |
| AECOM STOCKHOLDERS' EQUITY: | | | | |
| Common stock—authorized, 300,000,000 shares of $0.01 par value as of September 30, 2024 and 2023; issued and outstanding 132,552,407 and 136,210,883 shares as of September 30, 2024 and 2023, respectively | | 1,326 | | 1,362 |
| Additional paid-in capital | | 4,347,197 | | 4,241,523 |
| Accumulated other comprehensive loss | | (882,671) | | (926,577) |
| Accumulated deficits | | (1,281,647) | | (1,103,976) |
| TOTAL AECOM STOCKHOLDERS' EQUITY | | 2,184,205 | | 2,212,332 |
| Noncontrolling interests | | 186,205 | | 171,379 |
| TOTAL STOCKHOLDERS' EQUITY | | 2,370,410 | | 2,383,711 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 12,061,669 | $ | 11,233,398 |

See accompanying Notes to Consolidated Financial Statements.

**AECOM**

**Consolidated Statements of Operations**
**(in thousands, except per share data)**

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| Revenue | $ 16,105,498 | $ 14,378,461 | $ 13,148,182 |
| Cost of revenue | 15,021,157 | 13,432,996 | 12,300,208 |
| Gross profit | 1,084,341 | 945,465 | 847,974 |
| | | | |
| Equity in (losses) earnings of joint ventures | 2,124 | (279,352) | 53,640 |
| General and administrative expenses | (160,105) | (153,575) | (147,309) |
| Restructuring costs | (98,918) | (188,404) | (107,501) |
| Income from operations | 827,442 | 324,134 | 646,804 |
| | | | |
| Other income | 17,570 | 8,357 | 5,942 |
| Interest income | 58,560 | 40,251 | 8,210 |
| Interest expense | (185,420) | (159,342) | (110,274) |
| Income from continuing operations before taxes | 718,152 | 213,400 | 550,682 |
| Income tax expense for continuing operations | 152,900 | 56,052 | 136,051 |
| Net income from continuing operations | 565,252 | 157,348 | 414,631 |
| Net loss from discontinued operations | (104,997) | (57,207) | (79,929) |
| Net income | 460,255 | 100,141 | 334,702 |
| | | | |
| Net income attributable to noncontrolling interests from continuing operations | (59,322) | (43,262) | (25,521) |
| Net income (loss) attributable to noncontrolling interests from discontinued operations | 1,333 | (1,547) | 1,430 |
| Net income attributable to noncontrolling interests | (57,989) | (44,809) | (24,091) |
| | | | |
| Net income attributable to AECOM from continuing operations | 505,930 | 114,086 | 389,110 |
| Net loss attributable to AECOM from discontinued operations | (103,664) | (58,754) | (78,499) |
| Net income attributable to AECOM | $ 402,266 | $ 55,332 | $ 310,611 |
| | | | |
| Net income (loss) attributable to AECOM per share: | | | |
| Basic continuing operations per share | $ 3.73 | $ 0.82 | $ 2.76 |
| Basic discontinued operations per share | $ (0.76) | $ (0.42) | $ (0.55) |
| Basic earnings per share | $ 2.97 | $ 0.40 | $ 2.21 |
| | | | |
| Diluted continuing operations per share | $ 3.71 | $ 0.81 | $ 2.73 |
| Diluted discontinued operations per share | $ (0.76) | $ (0.42) | $ (0.55) |
| Diluted earnings per share | $ 2.95 | $ 0.39 | $ 2.18 |
| | | | |
| Weighted average shares outstanding: | | | |
| Basic | 135,544 | 138,614 | 140,768 |
| Diluted | 136,453 | 140,109 | 142,696 |

See accompanying Notes to Consolidated Financial Statements.

**AECOM**

**Consolidated Statements of Comprehensive Income**
**(in thousands)**

| | Fiscal Year Ended | | |
| --- | --- | --- | --- |
| | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| Net income | $ 460,255 | $ 100,141 | $ 334,702 |
| | | | |
| Other comprehensive (loss) income, net of tax: | | | |
| Net unrealized (loss) gain on derivatives, net of tax | (23,290) | 2,165 | 41,002 |
| Foreign currency translation adjustments | 93,389 | 59,720 | (220,043) |
| Pension adjustments, net of tax | (25,986) | (8,719) | 98,893 |
| Other comprehensive income (loss), net of tax | 44,113 | 53,166 | (80,148) |
| Comprehensive income, net of tax | 504,368 | 153,307 | 254,554 |
| Noncontrolling interests in comprehensive income of consolidated subsidiaries, net of tax | (58,196) | (44,877) | (23,241) |
| Comprehensive income attributable to AECOM, net of tax | $ 446,172 | $ 108,430 | $ 231,313 |

See accompanying Notes to Consolidated Financial Statements.

61

# AECOM

## Consolidated Statements of Stockholders' Equity
### (in thousands)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Loss | Accumulated Deficits | Total AECOM Stockholders' Equity | Non-Controlling Interests | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| BALANCE AT SEPTEMBER 30, 2021 | $ 1,432 | $ 4,115,541 | $ (900,377) | $ (504,126) | $ 2,712,470 | $ 117,107 | $ 2,829,577 |
| Net income | — | — | — | 310,611 | 310,611 | 24,091 | 334,702 |
| Dividends declared | — | — | — | (85,260) | (85,260) | — | (85,260) |
| Other comprehensive loss | — | — | (79,298) | — | (79,298) | (850) | (80,148) |
| Issuance of stock | 25 | 52,605 | — | — | 52,630 | — | 52,630 |
| Repurchases of stock | (68) | (50,023) | — | (422,879) | (472,970) | — | (472,970) |
| Stock-based compensation | — | 38,471 | — | — | 38,471 | — | 38,471 |
| Other transactions with noncontrolling interests | — | — | — | — | — | 772 | 772 |
| Contributions from noncontrolling interests | — | — | — | — | — | 185 | 185 |
| Distributions to noncontrolling interests | — | — | — | — | — | (12,580) | (12,580) |
| BALANCE AT SEPTEMBER 30, 2022 | $ 1,389 | $ 4,156,594 | $ (979,675) | $ (701,654) | $ 2,476,654 | $ 128,725 | $ 2,605,379 |
| Net income | — | — | — | 55,332 | 55,332 | 44,809 | 100,141 |
| Dividends declared | — | — | — | (100,872) | (100,872) | — | (100,872) |
| Other comprehensive loss | — | — | 53,098 | — | 53,098 | 68 | 53,166 |
| Issuance of stock | 19 | 64,964 | — | — | 64,983 | — | 64,983 |
| Repurchases of stock | (46) | (25,917) | — | (356,782) | (382,745) | — | (382,745) |
| Stock-based compensation | — | 45,882 | — | — | 45,882 | — | 45,882 |
| Contributions from noncontrolling interests | — | — | — | — | — | 17,225 | 17,225 |
| Distributions to noncontrolling interests | — | — | — | — | — | (19,448) | (19,448) |
| BALANCE AT SEPTEMBER 30, 2023 | $ 1,362 | $ 4,241,523 | $ (926,577) | $ (1,103,976) | $ 2,212,332 | $ 171,379 | $ 2,383,711 |
| Net income | — | — | — | 402,266 | 402,266 | 57,989 | 460,255 |
| Dividends declared | — | — | — | (120,454) | (120,454) | — | (120,454) |
| Other comprehensive loss | — | — | 43,906 | — | 43,906 | 207 | 44,113 |
| Issuance of stock | 16 | 65,369 | — | — | 65,385 | — | 65,385 |
| Repurchases of stock | (52) | (21,215) | — | (459,483) | (480,750) | — | (480,750) |
| Stock-based compensation | — | 61,520 | — | — | 61,520 | — | 61,520 |
| Contributions from noncontrolling interests | — | — | — | — | — | 13,508 | 13,508 |
| Distributions to noncontrolling interests | — | — | — | — | — | (56,878) | (56,878) |
| BALANCE AT SEPTEMBER 30, 2024 | $ 1,326 | $ 4,347,197 | $ (882,671) | $ (1,281,647) | $ 2,184,205 | $ 186,205 | $ 2,370,410 |

See accompanying Notes to Consolidated Financial Statements.

**AECOM**

**Consolidated Statements of Cash Flows**
**(in thousands)**

| | | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|---|
| | | September 30, 2024 | | September 30, 2023 | | September 30, 2022 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | | | | |
| Net income | $ | 460,255 | $ | 100,141 | $ | 334,702 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | | | |
| Depreciation and amortization | | 178,812 | | 175,725 | | 170,886 |
| Equity in losses (earnings) of unconsolidated joint ventures | | 1,276 | | 282,291 | | (46,303) |
| Distribution of earnings from unconsolidated joint ventures | | 24,254 | | 41,178 | | 27,175 |
| Non-cash stock compensation | | 61,520 | | 45,882 | | 38,471 |
| Impairment of long-lived assets | | — | | 86,199 | | — |
| Loss on sale of discontinued operations | | 90,412 | | 43,222 | | 48,095 |
| Foreign currency translation | | 15,468 | | 969 | | (31,529) |
| Deferred income tax expense (benefit) | | 150,894 | | (135,878) | | 22,821 |
| Other | | (4,854) | | 6,388 | | 15,295 |
| Changes in operating assets and liabilities: | | | | | | |
| Accounts receivable and contract assets | | (500,798) | | (402,498) | | 236,605 |
| Prepaid expenses and other assets | | (207,359) | | 131,903 | | 132,003 |
| Accounts payable | | 391,176 | | 169,514 | | (102,873) |
| Accrued expenses and other current liabilities | | 91,983 | | 97,239 | | 48,019 |
| Contract liabilities | | 109,390 | | 137,484 | | (7,434) |
| Other long-term liabilities | | (34,939) | | (83,779) | | (172,297) |
| Net cash provided by operating activities | $ | 827,490 | $ | 695,980 | $ | 713,636 |
| | | | | | | |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | | | | |
| Payment for business acquisition, net of cash required | $ | (18,658) | $ | — | $ | — |
| Payments for sale of discontinued operations, net of cash disposed | | — | | — | | (42,261) |
| Investment in unconsolidated joint ventures | | (55,058) | | (59,772) | | (26,672) |
| Return of investment in unconsolidated joint ventures | | — | | 20,874 | | 11,723 |
| Proceeds from sale of investments | | 3,180 | | 5,977 | | 10,242 |
| Other investing activities | | (21,000) | | — | | — |
| Proceeds from disposal of property and equipment | | 494 | | 344 | | 8,951 |
| Payments for capital expenditures | | (119,597) | | (105,600) | | (137,017) |
| Net cash used in by investing activities | $ | (210,639) | $ | (138,177) | $ | (175,034) |
| | | | | | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | | | | |
| Proceeds from borrowings under credit agreements | $ | 6,169,266 | $ | 3,506,668 | $ | 3,618,585 |
| Repayments of borrowings under credit agreements | | (5,878,475) | | (3,552,639) | | (3,657,308) |
| Cash paid for debt issuance costs | | (16,573) | | — | | (155) |
| Dividends paid | | (115,244) | | (96,192) | | (63,288) |
| Proceeds from issuance of common stock | | 34,556 | | 32,897 | | 26,666 |
| Proceeds from exercise of stock options | | 2,056 | | 6,168 | | — |
| Payments to repurchase common stock | | (478,501) | | (379,284) | | (472,970) |
| Net distributions to noncontrolling interests | | (16,177) | | (2,223) | | (12,395) |
| Other financing activities | | 3,632 | | 11,670 | | (27,450) |
| Net cash used in financing activities | $ | (295,460) | $ | (472,935) | $ | (588,315) |
| | | | | | | |
| EFFECT OF EXCHANGE RATE CHANGES ON CASH | | 1,319 | | 512 | | (8,307) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | | 322,710 | | 85,380 | | (58,020) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 1,262,152 | | 1,176,772 | | 1,234,792 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | | 1,584,862 | | 1,262,152 | | 1,176,772 |
| LESS: CASH AND CASH EQUIVALENTS INCLUDED IN CURRENT ASSETS HELD FOR SALE | $ | (3,985) | $ | (1,946) | $ | (4,563) |
| CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF YEAR | $ | 1,580,877 | $ | 1,260,206 | $ | 1,172,209 |
| SUPPLEMENTAL CASH FLOW INFORMATION: | | | | | | |
| Interest paid | $ | (177,450) | $ | (153,975) | $ | (104,644) |
| Net income taxes paid | $ | (139,972) | $ | (78,448) | $ | (104,742) |

See accompanying Notes to Consolidated Financial Statements.

63

**AECOM**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

### 1. Significant Accounting Policies

*Organization*— AECOM and its consolidated subsidiaries provide planning, consulting, advisory, architectural and engineering design services, construction management and program management to public and private clients worldwide in major end markets such as transportation, facilities, environmental, energy, water and government.

*Fiscal Year*—The Company reports results of operations based on 52-or 53- week periods ending on the Friday nearest September 30. For clarity of presentation, all periods are presented as if the year ended on September 30. Fiscal years 2024, 2023 and 2022 each contained 52, 52 and 52 weeks, respectively, and ended on September 27, September 29, and September 30, respectively. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform with the current period's presentation.

*Use of Estimates*—The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates affecting amounts reported in the consolidated financial statements relate to revenues under long-term contracts and self-insurance accruals. Actual results could differ from those estimates.

*Principles of Consolidation and Presentation*—The consolidated financial statements include the accounts of all majority-owned subsidiaries and joint ventures in which the Company is the primary beneficiary. All inter-company accounts have been eliminated in consolidation. Also see Note 6 regarding joint ventures and variable interest entities.

*Government Contract Matters*—The Company's federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations (FAR). These regulations can limit the recovery of certain specified indirect costs on contracts and subjects the Company to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency (DCAA). In addition, most of the Company's federal and state and local contracts are subject to termination at the discretion of the client.

Audits by the DCAA and other agencies consist of reviews of the Company's overhead rates, operating systems and cost proposals to ensure that the Company accounted for such costs in accordance with the Cost Accounting Standards of the FAR (CAS). If the DCAA determines the Company has not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future.

*Cash and Cash Equivalents*—The Company's cash equivalents include highly liquid investments which have an initial maturity of three months or less.

*Allowance for Doubtful Accounts*—The Company records its accounts receivable net of an allowance for doubtful accounts. This allowance for doubtful accounts is estimated based on management's evaluation of the contracts involved and the financial condition of its clients. The factors the Company considers in its contract evaluations include, but are not limited to:

- Client type—federal or state and local government or commercial client;

- Historical contract performance;

- Historical collection and delinquency trends;

- Client credit worthiness; and

- General economic conditions.

64

*Derivative Financial Instruments*—The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income in stockholders' equity and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in current income. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

The net gain or loss on the effective portion of a derivative instrument that is designated as an economic hedge of the foreign currency translation exposure generated by the re-measurement of certain assets and liabilities denominated in a non-functional currency in a foreign operation is reported in the same manner as a foreign currency translation adjustment. Accordingly, any gains or losses related to these derivative instruments are recognized in current income.

Derivatives that do not qualify as hedges are adjusted to fair value through current income.

*Fair Value of Financial Instruments*—The Company determines the fair values of its financial instruments, including short-term investments, debt instruments and derivative instruments, and pension and post-retirement plan assets based on inputs or assumptions that market participants would use in pricing an asset or a liability. The Company categorizes its instruments using a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility approximates fair value because the interest rates are based upon variable reference rates.

The Company's fair value measurement methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

*Property and Equipment*—Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Typically, estimated useful lives range from ten to forty-five years for buildings, three to ten years for furniture and fixtures and three to twelve years for computer systems and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the underlying lease agreement.

*Long-Lived Assets*—Long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the assets may not be recoverable. The carrying amount of an asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset. For assets to be held and used, impairment losses are recognized based upon the excess of the asset's carrying amount over the fair value of the asset. For long-lived assets to be disposed, impairment losses are recognized at the lower of the carrying amount or fair value less cost to sell.

*Goodwill and Acquired Intangible Assets*—Goodwill represents the excess of amounts paid over the fair value of net assets acquired from an acquisition. In order to determine the amount of goodwill resulting from an acquisition, the Company performs an assessment to determine the value of the acquired company's tangible and identifiable intangible assets and liabilities. In its assessment, the Company determines whether identifiable intangible assets exist, which typically include backlog and customer relationships. Intangible assets are amortized over the period in which the contractual or economic benefits of the intangible assets are expected to be realized.

The Company tests goodwill for impairment annually for each reporting unit in the fourth quarter of the fiscal year and between annual tests, if events occur or circumstances change which suggest that goodwill should be evaluated. Such events or circumstances include significant changes in legal factors and business climate, recent losses at a reporting unit, and industry trends, among other factors. A reporting unit is defined as an operating segment or one level below an operating segment. The Company's impairment tests are performed at the operating segment level as they represent the Company's reporting units.

Goodwill is evaluated for impairment either by assessing qualitative factors or by performing a quantitative assessment. Qualitative factors, such as overall financial performance, industry or market considerations, or other relevant events, are assessed to determine if it is more likely than not that the fair value of the reporting units is less than their carrying amounts. During a quantitative impairment test, the Company estimates the fair value of the reporting unit using income and market approaches, and compares that amount to the carrying value of that reporting unit. In the event the fair value of the reporting unit is determined to be less than the carrying value, goodwill is impaired, and an impairment loss is recognized equal to the excess, limited to the total amount of goodwill allocated to the reporting unit. See also Note 3.

*Pension Plans*—The Company has certain defined benefit pension plans. The Company calculates the market-related value of assets, which is used to determine the return-on-assets component of annual pension expense and the cumulative net unrecognized gain or loss subject to amortization. This calculation reflects the Company's anticipated long-term rate of return and amortization of the difference between the actual return (including capital, dividends, and interest) and the expected return over a five-year period. Cumulative net unrecognized gains or losses that exceed 10% of the greater of the projected benefit obligation or the fair market related value of plan assets are subject to amortization.

*Insurance Reserves*—The Company maintains insurance for certain insurable business risks. Insurance coverage contains various retention and deductible amounts for which the Company accrues a liability based upon reported claims and an actuarially determined estimated liability for certain claims incurred but not reported. It is generally the Company's policy not to accrue for any potential legal expense to be incurred in defending the Company's position. The Company believes that its accruals for estimated liabilities associated with professional and other liabilities are sufficient and any excess liability beyond the accrual is not expected to have a material adverse effect on the Company's results of operations or financial position.

*Foreign Currency Translation*—The Company's functional currency is generally the U.S. dollar, except for foreign operations where the functional currency is generally the local currency. Results of operations for foreign entities are translated to U.S. dollars using the average exchange rates during the period. Assets and liabilities for foreign entities are translated using the exchange rates in effect as of the date of the balance sheet. Resulting translation adjustments are recorded as a foreign currency translation adjustment into other accumulated comprehensive income/(loss) in stockholders' equity.

The Company uses foreign currency forward contracts from time to time to mitigate foreign currency risk. The Company limits exposure to foreign currency fluctuations in most of its contracts through provisions that require client payments in currencies corresponding to the currency in which costs are incurred. As a result of this natural hedge, the Company generally does not need to hedge foreign currency cash flows for contract work performed.

*Noncontrolling Interests*—Noncontrolling interests represent the equity investments of the minority owners in the Company's joint ventures and other subsidiary entities that the Company consolidates in its financial statements.

*Income Taxes*—The Company files a consolidated U.S. federal corporate income tax return and combined / consolidated state tax returns and separate company state tax returns. The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. In determining the need for a valuation allowance, management reviews both positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Based upon management's assessment of all available evidence, the Company has concluded that it is more likely than not that the deferred tax assets, net of valuation allowance, will be realized.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act, which significantly changed U.S. tax law and included a provision to tax global intangible low-taxed income (GILTI) of foreign subsidiaries. The Company recognizes taxes due under the GILTI provision as a current period expense.

**2.    New Accounting Pronouncements and Changes in Accounting**

In November 2023, the Financial Accounting Standards Board (FASB) amended the guidance of Accounting Standards Codification (ASC) 280, *Segment Reporting*, requiring public entities to disclose significant segment expenses and other segment items on an annual and interim basis. The new guidance is effective for the Company for its interim period ending December 31, 2025, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this new guidance will have on its financial statement presentation.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance the income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. The update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments are effective for the Company's annual periods beginning October 1, 2025, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this new guidance will have on its financial statement presentation.

**3.    Discontinued Operations, Goodwill, and Intangible Assets**

In the first quarter of fiscal 2020, management approved a plan to dispose of via sale the Company's self-perform at-risk construction businesses. These businesses include the Company's civil infrastructure, power, and oil and gas construction businesses that were previously reported in the Company's Construction Services segment. After consideration of the relevant facts, the Company concluded the assets and liabilities of its self-perform at-risk construction businesses met the criteria for classification as held for sale. The Company concluded the actual and proposed disposal activities represented a strategic shift that would have a major effect on the Company's operations and financial results and qualified for presentation as discontinued operations in accordance with FASB ASC 205-20. Accordingly, the financial results of the self-perform at-risk construction businesses are presented in the Consolidated Statement of Operations as discontinued operations for all periods presented. Current and non-current assets and liabilities of these businesses not sold as of the balance sheet date are presented in the Consolidated Balance Sheets as assets and liabilities held for sale for both periods presented.

The Company completed the sale of its power and oil and gas construction businesses in fiscal 2021 and fiscal 2022, respectively. The Company completed the sale of its civil infrastructure construction business to affiliates of Oroco Capital in the second quarter of fiscal 2021. In the second quarters of both fiscal 2024 and 2023, the Company recorded losses related to revised estimates of its contingent consideration receivable recognized in its civil infrastructure construction business of $103.1 million and $38.9 million, respectively.

During the third quarter of fiscal 2024, the Company resolved contingencies related to the sale of its civil infrastructure construction business and received equity in the counterparty, and the Company recorded a $12.7 million gain based on the fair value of the equity received. Concurrently, the Company participated as a member of a lending group in a revolving credit facility for the counterparty, committing to fund $30 million that matures in May 2029. As of September 30, 2024, the Company has funded $21.0 million, all of which was classified as a cash outflow in other investing activities and outstanding.

The following table represents summarized balance sheet information of assets and liabilities held for sale (in millions):

|  | September 30, 2024 | September 30, 2023 |
|---|---|---|
| Cash and cash equivalents | $ 4.0 | $ 1.9 |
| Receivables and contract assets | 73.2 | 93.3 |
| Current assets held for sale | $ 77.2 | $ 95.2 |
|  |  |  |
| Property and equipment, net | $ 16.7 | $ 14.2 |
| Other | 1.2 | — |
| Write-down of assets to fair value less cost to sell | (17.9) | (14.2) |
| Non-current assets held for sale | $ — | $ — |
|  |  |  |
| Accounts payable and accrued expenses | $ 35.6 | $ 45.6 |
| Current liabilities held for sale | $ 35.6 | $ 45.6 |
|  |  |  |
| Long-term liabilities held for sale | $ — | $ 0.8 |

The following table represents summarized income statement information of discontinued operations (in millions):

|  | Fiscal Year Ended | | |
|---|---|---|---|
|  | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| Revenue | $ 178.2 | $ 212.8 | $ 347.4 |
| Cost of revenue | 181.1 | 223.2 | 360.2 |
| Gross loss | (2.9) | (10.4) | (12.8) |
| Equity in earnings of joint ventures | (3.4) | (2.9) | (7.4) |
| Loss on disposal activities | (97.1) | (50.6) | (48.1) |
| Transaction costs | (0.2) | (0.2) | (9.7) |
| Loss from operations | (103.6) | (64.1) | (78.0) |
| Other loss | (1.5) | (1.0) | — |
| Interest expense | — | — | (0.1) |
| Loss before taxes | (105.1) | (65.1) | (78.1) |
| Income tax (benefit) expense | (0.1) | (7.9) | 1.8 |
| Net loss from discontinued operations | $ (105.0) | $ (57.2) | $ (79.9) |

The significant components included in the Consolidated Statement of Cash Flows for the discontinued operations are as follows (in millions):

|  | Fiscal Year Ended | | |
|---|---|---|---|
|  | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| Payments for capital expenditures | $ (2.5) | $ (6.2) | $ (2.7) |

The Company also recorded a $12.7 million non-cash gain in discontinued operations in fiscal 2024.

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The changes in the carrying value of goodwill by reportable segment for the year ended September 30, 2024 were as follows:

| | September 30, 2023 | Foreign Exchange Impact | Acquired | September 30, 2024 |
|---|---|---|---|---|
| | | (in millions) | | |
| Americas | $ 2,614.0 | $ 0.6 | $ 11.1 | $ 2,625.7 |
| International | 804.9 | 49.6 | — | 854.5 |
| Total | $ 3,418.9 | $ 50.2 | $ 11.1 | $ 3,480.2 |

The gross amounts and accumulated amortization of the Company's acquired identifiable intangible assets with finite useful lives as of September 30, 2024 and 2023, included in intangible assets—net, in the accompanying consolidated balance sheets, were as follows:

| | September 30, 2024 | | | September 30, 2023 | | | |
|---|---|---|---|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Intangible Assets, Net | Gross Amount | Accumulated Amortization | Intangible Assets, Net | Amortization Period |
| | (in millions) | | | | | | (years) |
| Backlog and Customer relationships | $ 671.7 | $ (664.8) | $ 6.9 | $ 663.8 | $ (646.0) | $ 17.8 | 1 - 11 |

Amortization expense of acquired intangible assets included within cost of revenue was $18.8 million and $18.6 million for the years ended September 30, 2024 and 2023, respectively. The following table presents estimated amortization expense of existing intangible assets for the succeeding years:

| Fiscal Year | (in millions) |
|---|---|
| 2025 | $ 2.1 |
| 2026 | 1.5 |
| 2027 | 1.5 |
| 2028 | 1.5 |
| 2029 | 0.3 |
| Total | $ 6.9 |

**4.      Revenue Recognition**

The Company follows accounting principles for recognizing revenue upon the transfer of control of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The Company generally recognizes revenues over time as performance obligations are satisfied. The Company generally measures its progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred, which it believes to be the best measure of progress towards completion of the performance obligation. In the course of providing its services, the Company routinely subcontracts for services and incurs other direct costs on behalf of its clients. These costs are passed through to clients and, in accordance with GAAP, are included in the Company's revenue and cost of revenue. These pass-through revenues for the years ended September 30, 2024, 2023 and 2022 were $8.9 billion, $7.7 billion and $6.8 billion, respectively.

Recognition of revenue and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates. Additionally, the Company is required to make estimates for the amount of consideration to be received, including bonuses, awards, incentive fees, claims, unpriced change orders, penalties, and liquidated damages. Variable consideration is included in the estimate of the transaction price only to the extent that a significant reversal would not be probable. Management continuously monitors factors that may affect the quality of its estimates, and material changes in estimates are disclosed accordingly. Costs attributable to claims are treated as costs of contract performance as incurred.

69

The following summarizes the Company's major contract types:

*Cost Reimbursable Contracts*

Cost reimbursable contracts include cost-plus fixed fee, cost-plus fixed rate, and time-and-materials price contracts. Under cost-plus contracts, the Company charges clients for its costs, including both direct and indirect costs, plus a negotiated fee or rate. The Company recognizes revenue based on actual direct costs incurred and the applicable fixed rate or portion of the fixed fee earned as of the balance sheet date. Under time-and-materials price contracts, the Company negotiates hourly billing rates and charges its clients based on the actual time that it expends on a project. In addition, clients reimburse the Company for materials and other direct incidental expenditures incurred in connection with its performance under the contract. The Company may apply a practical expedient to recognize revenue in the amount in which it has the right to invoice if its right to consideration is equal to the value of performance completed to date.

*Guaranteed Maximum Price Contracts (GMP)*

GMP contracts share many of the same contract provisions as cost-plus and fixed-price contracts. As with cost-plus contracts, clients are provided a disclosure of all the project costs, and a lump sum or percentage fee is separately identified. The Company provides clients with a guaranteed price for the overall project (adjusted for change orders issued by clients) and a schedule including the expected completion date. Cost overruns or costs associated with project delays in completion could generally be the Company's responsibility. For many of the Company's commercial or residential GMP contracts, the final price is generally not established until the Company has subcontracted a substantial percentage of the trade contracts with terms consistent with the master contract, and it has negotiated additional contractual limitations, such as waivers of consequential damages as well as aggregate caps on liabilities and liquidated damages. Revenue is recognized for GMP contracts as project costs are incurred relative to total estimated project costs.

*Fixed-Price Contracts*

Fixed-price contracts include both lump-sum and fixed-unit price contracts. Under lump-sum contracts, the Company performs all the work under the contract for a specified fee. Lump-sum contracts are typically subject to price adjustments if the scope of the project changes or unforeseen conditions arise. Under fixed-unit price contracts, the Company performs a number of units of work at an agreed price per unit with the total payment under the contract determined by the actual number of units delivered. Revenue is recognized for fixed-price contracts using the input method measured on a cost-to-cost basis as the Company believes this is the best measure of progress towards completion.

The following tables present the Company's revenues disaggregated by revenue sources:

| | Fiscal Year Ended | | |
| | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| | (in millions) | | |
|---|---|---|---|
| Cost reimbursable | $ 6,361.4 | $ 6,128.8 | $ 5,454.9 |
| Guaranteed maximum price | 6,030.0 | 4,887.7 | 4,325.0 |
| Fixed price | 3,714.1 | 3,362.0 | 3,368.3 |
| Total revenue | $ 16,105.5 | $ 14,378.5 | $ 13,148.2 |

| | Fiscal Year Ended | | |
| | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| | (in millions) | | |
|---|---|---|---|
| Americas | $ 12,487.0 | $ 10,976.4 | $ 9,941.6 |
| Europe, Middle East, India, Africa | 2,141.5 | 1,937.3 | 1,759.8 |
| Asia-Australia-Pacific | 1,477.0 | 1,464.8 | 1,446.8 |
| Total revenue | $ 16,105.5 | $ 14,378.5 | $ 13,148.2 |

As of September 30, 2024, the Company had allocated $19.8 billion of transaction price to unsatisfied or partially satisfied performance obligations, of which approximately 60% is expected to be satisfied within the next twelve months. The majority of the remaining performance obligation after the first 12 months is expected to be recognized over a two-year period.

Contract liabilities represent billings as of the balance sheet date, as allowed under the terms of a contract, but not yet recognized as contract revenue pursuant to the Company's revenue recognition policy. The Company recognized revenue of $801.0 million and $1,043.7 million during the years ended September 30, 2024 and 2023, respectively, that was included in contract liabilities as of September 30, 2023 and 2022, respectively.

The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon advance billing terms, milestone billings based on the completion of certain phases of work or when services are performed. The Company's accounts receivables represent amounts billed to clients that have yet to be collected and represent an unconditional right to cash from its clients. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the balance sheet date.

Net accounts receivable consisted of the following:

|  | Fiscal Year Ended | |
|  | September 30, 2024 | September 30, 2023 |
|  | (in millions) | |
| Billed | $ 2,184.9 | $ 2,122.2 |
| Contract retentions | 696.3 | 516.5 |
| Total accounts receivable—gross | 2,881.2 | 2,638.7 |
| Allowance for doubtful accounts and credit losses | (87.9) | (94.2) |
| Total accounts receivable—net | $ 2,793.3 | $ 2,544.5 |

Substantially all contract assets as of September 30, 2024 and September 30, 2023 are expected to be billed and collected within twelve months, except for claims. Significant claims recorded in contract assets and other non-current assets were approximately $180 million and $160 million as of September 30, 2024 and 2023, respectively. The asset related to the Deactivation, Demolition, and Removal Project retained from the MS Purchaser as defined in discussed in Note 18 is presented in prepaid expense and other current assets from continuing operations in the Consolidated Balance Sheet. Contract retentions represent amounts invoiced to clients where payments have been withheld from progress payments until the contracted work has been completed and approved by the client but nonetheless represent an unconditional right to cash.

The Company considers a broad range of information to estimate expected credit losses including the related ages of past due balances, projections of credit losses based on historical trends, and collection history and credit quality of its clients. Negative macroeconomic trends or delays in payment of outstanding receivables could result in an increase in the estimated credit losses.

No single client accounted for more than 10% of the Company's outstanding receivables at September 30, 2024 and 2023.

The Company sold trade receivables to financial institutions, of which $319.5 million and $291.0 million were outstanding as of September 30, 2024 and 2023, respectively. The Company does not retain financial or legal obligations for these receivables that would result in material losses. The Company's ongoing involvement is limited to the remittance of customer payments to the financial institutions with respect to the sold trade receivables.

**5. Property and Equipment**

Property and equipment, at cost, consists of the following:

|  | Fiscal Year Ended | | Useful Lives (years) |
|  | September 30, 2024 | September 30, 2023 | |
|  | (in millions) | | |
| Building and land | $ 10.1 | $ 10.4 | 10 - 45 |
| Leasehold improvements | 299.3 | 329.4 | 1 - 20 |
| Computer systems and equipment | 659.6 | 716.7 | 3 - 12 |
| Furniture and fixtures | 92.2 | 97.9 | 3 - 10 |
| Total | 1,061.2 | 1,154.4 | |
| Accumulated depreciation and amortization | (706.8) | (771.8) | |
| Property and equipment, net | $ 354.4 | $ 382.6 | |

Depreciation expense for the fiscal years ended September 30, 2024, 2023 and 2022 was $152.3 million, $152.3 million, and $147.0 million, respectively. Depreciation is calculated using primarily the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements and capitalized leases, the lesser of the remaining term of the lease or its estimated useful life.

**6.      Joint Ventures and Variable Interest Entities**

The Company's joint ventures provide architecture, engineering, program management, construction management, operations and maintenance services, and invest in real estate projects. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, comprised of representatives from the joint venture partners. The joint venture executive committee normally provides management oversight and controls decisions which could have a significant impact on the joint venture.

Some of the Company's joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company's employees perform work for the joint venture, which is then billed to a third-party customer by the joint venture. These joint ventures function as pass– through entities to bill the third-party customer. For consolidated joint ventures of this type, the Company records the entire amount of the services performed and the costs associated with these services, including the services provided by the other joint venture partners, in the Company's result of operations. For certain of these joint ventures where a fee is added by an unconsolidated joint venture to client billings, the Company's portion of that fee is recorded in equity in earnings of joint ventures.

The Company also has joint ventures that have their own employees and operating expenses, and to which the Company generally makes a capital contribution. The Company accounts for these joint ventures either as consolidated entities or equity method investments based on the criteria further discussed below.

The Company follows guidance on the consolidation of variable interest entities (VIEs) that requires companies to utilize a qualitative approach to determine whether it is the primary beneficiary of a VIE. The process for identifying the primary beneficiary of a VIE requires consideration of the factors that indicate a party has the power to direct the activities that most significantly impact the joint venture's economic performance, including powers granted to the joint venture's program manager, powers contained in the joint venture governing board and, to a certain extent, a company's economic interest in the joint venture. The Company analyzes its joint ventures and classifies them as either:

- a VIE that must be consolidated because the Company is the primary beneficiary or the joint venture is not a VIE and the Company holds the majority voting interest with no significant participative rights available to the other partners; or

- a VIE that does not require consolidation and is treated as an equity method investment because the Company is not the primary beneficiary or the joint venture is not a VIE and the Company does not hold the majority voting interest.

As part of the above analysis, if it is determined that the Company has the power to direct the activities that most significantly impact the joint venture's economic performance, the Company considers whether or not it has the obligation to absorb losses or rights to receive benefits of the VIE that could potentially be significant to the VIE.

Contractually required support provided to the Company's joint ventures is discussed in Note 18.

72

Summary of financial information of the consolidated joint ventures is as follows:

| | September 30, 2024 | | September 30, 2023 | |
|---|---|---|---|---|
| | (in millions) | | | |
| Current assets | $ | 836.9 | $ | 806.3 |
| Non-current assets | | 83.1 | | 75.9 |
|    Total assets | $ | 920.0 | $ | 882.2 |
| | | | | |
| Current liabilities | $ | 763.6 | $ | 779.6 |
| Non-current liabilities | | 1.5 | | 1.5 |
|    Total liabilities | | 765.1 | | 781.1 |
| Total AECOM deficit | | (17.2) | | (54.9) |
| Noncontrolling interests | | 172.1 | | 156.0 |
|    Total owners' equity | | 154.9 | | 101.1 |
|    Total liabilities and owners' equity | $ | 920.0 | $ | 882.2 |

Total revenue of the consolidated joint ventures was $2,242.8 million, $1,984.3 million, and $1,411.7 million for the years ended September 30, 2024, 2023 and 2022, respectively. The assets of the Company's consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the general operations of the Company.

Summary of financial information of the unconsolidated joint ventures, as derived from their unaudited financial statements, is as follows:

| | September 30, 2024 | | September 30, 2023 | |
|---|---|---|---|---|
| | (in millions) | | | |
| Current assets | $ | 1,379.0 | $ | 1,177.4 |
| Non-current assets | | 799.9 | | 996.3 |
|    Total assets | $ | 2,178.9 | $ | 2,173.7 |
| | | | | |
| Current liabilities | $ | 976.3 | $ | 605.9 |
| Non-current liabilities | | 114.8 | | 441.7 |
|    Total liabilities | | 1,091.1 | | 1,047.6 |
|   Joint ventures' equity | | 1,087.8 | | 1,126.1 |
|    Total liabilities and joint ventures' equity | $ | 2,178.9 | $ | 2,173.7 |
| | | | | |
| AECOM's investment in joint ventures | $ | 138.1 | $ | 139.2 |

| | Twelve Months Ended | | | |
|---|---|---|---|---|
| | September 30, 2024 | | September 30, 2023 | |
| | (in millions) | | | |
| Revenue | $ | 2,145.8 | $ | 1,248.2 |
| Cost of revenue | | 1,972.1 | | 1,170.7 |
|   Gross profit | $ | 173.7 | $ | 77.5 |
|   Net income | $ | 168.6 | $ | 72.9 |

Summary of AECOM's equity in earnings of unconsolidated joint ventures is as follows:

| | Fiscal Year Ended | | | | | |
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | |
| | | | (in millions) | | | |
|---|---|---|---|---|---|---|
| Pass-through joint ventures | $ | 29.0 | $ | 24.5 | $ | 29.2 |
| Other joint ventures | | (26.9) | | (303.9) | | 24.4 |
| Total | $ | 2.1 | $ | (279.4) | $ | 53.6 |

The Company completed a transaction that transitioned the AECOM Capital team to a new third-party platform in the third quarter of fiscal 2024. The team will continue to support AECOM Capital's investment vehicles pursuant to certain advisory agreements in a manner consistent with their current obligations. During the third quarter of fiscal 2023, the Company identified indicators of impairment in the equity method investments held in its AECOM Capital segment. Specifically, the Company identified evidence that the carrying value of certain of the investments in its real estate portfolio were in excess of their fair values. The Company concluded it no longer had the intent to retain certain of these investments for a period of time sufficient to allow for an anticipated recovery in market value. In the third quarter of fiscal 2023, the Company recorded an impairment loss of $307.0 million to reduce the carrying value of these investments to their estimated fair values. During the first quarter of fiscal 2024, the Company recorded an additional impairment loss of $35.9 million. These impairments do not relate to investments in respect of which affiliates of AECOM Capital provide advisory services or manage third party capital. AECOM Capital will continue to manage existing investment vehicles and investments in a manner consistent with their current obligations. Fair value was determined using Level 3 inputs such as forecasted cash flows and comparable sales prices.

## 7.     Pension Benefit Obligations

In the U.S., the Company sponsors various qualified defined benefit pension plans. Benefits under these plans generally are based on the employee's years of creditable service and compensation; however, all U.S. defined benefit plans are closed to new participants and have frozen accruals.

The Company also sponsors various non-qualified plans in the U.S.; all of these plans are frozen. Outside the U.S., the Company sponsors various pension plans, which are appropriate to the country in which the Company operates, some of which are government mandated.

The following tables provide reconciliations of the changes in the U.S. and international plans' benefit obligations, reconciliations of the changes in the fair value of assets for the last three years ended September 30, and reconciliations of the funded status as of September 30 of each year.

| | Fiscal Year Ended | | | | | | | | | | | |
| | September 30, 2024 | | | | September 30, 2023 | | | | September 30, 2022 | | | |
| | U.S. | | Int'l | | U.S. | | Int'l | | U.S. | | Int'l | |
| | | | | | (in millions) | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Change in benefit obligation: | | | | | | | | | | | | |
| Benefit obligation at beginning of year | $ | 181.2 | $ | 756.2 | $ | 198.1 | $ | 791.2 | $ | 265.4 | $ | 1,470.8 |
| Service cost | | — | | 0.2 | | — | | 0.3 | | — | | 0.5 |
| Participant contributions | | 0.1 | | 0.3 | | 0.1 | | 0.2 | | 0.1 | | 0.3 |
| Interest cost | | 9.7 | | 43.7 | | 9.8 | | 47.7 | | 4.7 | | 24.1 |
| Benefits and expenses paid | | (17.6) | | (47.7) | | (17.2) | | (42.2) | | (18.4) | | (44.3) |
| Actuarial loss (gain) | | 13.5 | | 37.0 | | (8.8) | | (112.5) | | (51.9) | | (458.1) |
| Plan settlements | | — | | (3.2) | | (1.5) | | (1.5) | | (1.8) | | (2.2) |
| Transfers in | | — | | — | | 0.7 | | — | | — | | — |
| Foreign currency translation (gain) loss | | — | | 73.9 | | — | | 73.0 | | — | | (199.9) |
| Benefit obligation at end of year | $ | 186.9 | $ | 860.4 | $ | 181.2 | $ | 756.2 | $ | 198.1 | $ | 791.2 |

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| | | Fiscal Year Ended | | | | | |
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | | |
| | U.S. | Int'l | U.S. | Int'l | U.S. | Int'l |
| | | | (in millions) | | | |
| Change in plan assets | | | | | | |
| Fair value of plan assets at beginning of year | $ 98.8 | $ 673.3 | $ 101.4 | $ 683.5 | $ 138.9 | $ 1,251.8 |
| Actual return on plan assets | 15.8 | 89.0 | 7.8 | (54.2) | (27.2) | (374.5) |
| Employer contributions | 11.9 | 25.1 | 8.2 | 24.8 | 9.8 | 23.6 |
| Participant contributions | 0.1 | 0.3 | 0.1 | 0.2 | 0.1 | 0.3 |
| Benefits and expenses paid | (17.6) | (47.7) | (17.2) | (42.2) | (18.4) | (44.3) |
| Plan settlements | — | (3.2) | (1.5) | (1.5) | (1.8) | (2.2) |
| Foreign currency translation (loss) gain | — | 67.5 | — | 62.7 | — | (171.2) |
| Fair value of plan assets at end of year | $ 109.0 | $ 804.3 | $ 98.8 | $ 673.3 | $ 101.4 | $ 683.5 |

| | | Fiscal Year Ended | | | | | |
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | | |
| | U.S. | Int'l | U.S. | Int'l | U.S. | Int'l |
| | | | (in millions) | | | |
| Reconciliation of funded status: | | | | | | |
| Funded status at end of year | $ (77.9) | $ (56.1) | $ (82.4) | $ (82.9) | $ (96.7) | $ (107.7) |
| Contribution made after measurement date | N/A | N/A | N/A | N/A | N/A | N/A |
| Net amount recognized at end of year | $ (77.9) | $ (56.1) | $ (82.4) | $ (82.9) | $ (96.7) | $ (107.7) |

The following table sets forth the amounts recognized in the consolidated balance sheets as of September 30, 2024, 2023 and 2022:

| | | Fiscal Year Ended | | | | | |
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | | |
| | U.S. | Int'l | U.S. | Int'l | U.S. | Int'l |
| | | | (in millions) | | | |
| Amounts recognized in the consolidated balance sheets: | | | | | | |
| Other non-current assets | $ — | $ 46.6 | $ — | $ 38.7 | $ — | $ 36.8 |
| Accrued expenses and other current liabilities | (8.3) | — | (8.4) | — | (8.6) | — |
| Pension benefit obligations | (69.6) | (102.7) | (74.0) | (121.6) | (88.1) | (144.5) |
| Net amount recognized in the balance sheet | $ (77.9) | $ (56.1) | $ (82.4) | $ (82.9) | $ (96.7) | $ (107.7) |

The following table details the reconciliation of amounts in the consolidated statements of stockholders' equity for the fiscal years ended September 30, 2024, 2023 and 2022:

| | | Fiscal Year Ended | | | | | |
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | | |
| | U.S. | Int'l | U.S. | Int'l | U.S. | Int'l |
| | | | (in millions) | | | |
| Reconciliation of amounts in consolidated statements of stockholders' equity: | | | | | | |
| Prior service cost | $ (0.1) | $ (1.3) | $ (0.1) | $ (1.2) | $ (0.1) | $ (1.2) |
| Net loss | (77.6) | (234.9) | (77.5) | (207.1) | (91.7) | (187.1) |
| Total recognized in accumulated other comprehensive loss | $ (77.7) | $ (236.2) | $ (77.6) | $ (208.3) | $ (91.8) | $ (188.3) |

The components of net periodic benefit cost other than the service cost component are included in other income in the consolidated statement of operations. The following table details the components of net periodic benefit cost for the Company's pension plans for fiscal years ended September 30, 2024, 2023 and 2022:

| | Fiscal Year Ended | | | | | |
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | |
| | U.S. | Int'l | U.S. | Int'l | U.S. | Int'l |
| | | (in millions) | | | | |
| Components of net periodic benefit cost: | | | | | | |
| Service costs | $ — | $ 0.2 | $ — | $ 0.3 | $ — | $ 0.5 |
| Interest cost on projected benefit obligation | 9.7 | 43.7 | 9.8 | 47.7 | 4.7 | 24.1 |
| Expected return on plan assets | (5.5) | (57.4) | (5.8) | (60.8) | (5.6) | (41.4) |
| Amortization of prior service costs | — | 0.1 | — | 0.1 | — | 0.1 |
| Amortization of net loss (gain) | 3.1 | (2.3) | 3.5 | (0.6) | 5.6 | 6.9 |
| Settlement loss (gain) recognized | — | 0.1 | (0.1) | 0.2 | 0.2 | 0.3 |
| Net periodic benefit cost (credit) | $ 7.3 | $ (15.6) | $ 7.4 | $ (13.1) | $ 4.9 | $ (9.5) |

The amount of applicable deferred income taxes included in other comprehensive income arising from a change in net prior service cost and net gain/loss was $2.1 million, $3.1 million, and $18.8 million in the years ended September 30, 2024, 2023 and 2022, respectively.

Amounts included in accumulated other comprehensive loss as of September 30, 2024 that are expected to be recognized as components of net periodic benefit cost during fiscal 2025 are (in millions):

| | U.S. | Int'l |
| --- | --- | --- |
| Amortization of prior service cost | $ — | $ (0.1) |
| Amortization of net actuarial (losses) gain | (3.8) | 1.3 |
| Total | $ (3.8) | $ 1.2 |

The table below provides additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets.

| | Fiscal Year Ended | | | | | |
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | |
| | U.S. | Int'l | U.S. | Int'l | U.S. | Int'l |
| | | (in millions) | | | | |
| Projected benefit obligation | $ 175.1 | $ 649.8 | $ 168.8 | $ 628.1 | $ 184.8 | $ 601.4 |
| Accumulated benefit obligation | $ 175.1 | $ 649.8 | $ 168.8 | $ 628.1 | $ 184.8 | $ 600.1 |
| Fair value of plan assets | $ 109.0 | $ 547.1 | $ 98.8 | $ 506.5 | $ 101.4 | $ 456.9 |

Funding requirements for each pension plan are determined based on the local laws of the country where such pension plan resides. In certain countries, the funding requirements are mandatory while in other countries, they are discretionary. The Company currently intends to contribute $24.2 million to the international plans in fiscal 2025. The required minimum contributions for U.S. plans are not significant. In addition, the Company may make discretionary contributions. The Company currently intends to contribute $11.2 million to U.S. plans in fiscal 2025.

The table below provides the expected future benefit payments, in millions:

| Year Ending September 30, | U.S. | Int'l |
| --- | --- | --- |
| 2025 | $ 20.2 | $ 54.6 |
| 2026 | 19.5 | 53.9 |
| 2027 | 18.3 | 55.5 |
| 2028 | 17.7 | 57.2 |
| 2029 | 16.7 | 59.2 |
| 2030-2034 | 71.2 | 317.5 |
| Total | $ 163.6 | $ 597.9 |

The underlying assumptions for the pension plans are as follows:

| | Fiscal Year Ended | | | | | |
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | |
| | U.S. | Int'l | U.S. | Int'l | U.S. | Int'l |
| | (in millions) | | | | | |
| Weighted-average assumptions to determine benefit obligation: | | | | | | |
| Discount rate | 4.73 % | 5.04 % | 5.76 % | 5.65 % | 5.40 % | 5.27 % |
| Salary increase rate | N/A | 2.91 % | N/A | 3.06 % | N/A | 3.48 % |
| Weighted-average assumptions to determine net periodic benefit cost: | | | | | | |
| Discount rate | 5.76 % | 5.65 % | 5.40 % | 5.27 % | 2.46 % | 1.98 % |
| Salary increase rate | N/A | 3.06 % | N/A | 3.48 % | N/A | 3.13 % |
| Expected long-term rate of return on plan assets | 6.90 % | 5.74 % | 7.00 % | 6.04 % | 6.25 % | 3.93 % |

Pension costs are determined using the assumptions as of the beginning of the plan year. The funded status is determined using the assumptions as of the end of the plan year.

The following table summarizes the Company's target allocation for 2024 and pension plan asset allocation, both U.S. and international, as of September 30, 2024 and 2023:

| | | | Percentage of Plan Assets as of September 30, | | | |
| | Target Allocations | | 2024 | | 2023 | |
| | U.S. | Int'l | U.S. | Int'l | U.S. | Int'l |
| Asset Category: | | | | | | |
| Equities | 23 % | 22 % | 24 % | 25 % | 33 % | 24 % |
| Debt | 70 | 65 | 67 | 64 | 56 | 62 |
| Cash | 3 | 4 | 4 | 2 | 2 | 4 |
| Diversified and other | 4 | 9 | 5 | 9 | 9 | 10 |
| Total | 100 % | 100 % | 100 % | 100 % | 100 % | 100 % |

The Company's domestic and foreign plans seek a competitive rate of return relative to an appropriate level of risk depending on the funded status and obligations of each plan and typically employ both active and passive investment management strategies. The Company's risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. The target asset allocation selected for each plan reflects a risk/return profile that the Company believes is appropriate relative to each plan's liability structure and return goals.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio and the diversification of the portfolio. This resulted in the selection of a 6.90% and 5.74% weighted-average long-term rate of return on assets assumption for the fiscal year ended September 30, 2024 for U.S. and non-U.S. plans, respectively.

As of September 30, 2024, the fair values of the Company's pension plan assets by major asset categories were as follows:

| | Total Carrying Value as of September 30, 2024 | Fair Value Measurement as of September 30, 2024 | | | |
| | | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) (in millions) | Significant Unobservable Inputs (Level 3) | Investments measured at NAV |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ 22.1 | $ 22.1 | $ — | $ — | $ — |
| Debt securities | 391.5 | 391.5 | — | — | — |
| Investment funds: | | | | | |
| Diversified and equity funds | 286.7 | 48.5 | 13.5 | — | 224.7 |
| Fixed income funds | 213.9 | 17.3 | 4.1 | — | 192.5 |
| Absolute return fund | 5.9 | — | — | — | 5.9 |
| Derivative instruments and other | (6.8) | 8.2 | (15.0) | — | — |
| Total | $ 913.3 | $ 487.6 | $ 2.6 | $ — | $ 423.1 |

As of September 30, 2023, the fair values of the Company's pension plan assets by major asset categories were as follows:

| | Total Carrying Value as of September 30, 2023 | Fair Value Measurement as of September 30, 2023 | | | |
| | | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) (in millions) | Significant Unobservable Inputs (Level 3) | Investments measured at NAV |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ 29.5 | $ 20.2 | $ 9.3 | $ — | $ — |
| Debt securities | 338.3 | 338.3 | — | — | — |
| Investment funds: | | | | | |
| Diversified and equity funds | 258.4 | 30.3 | 13.2 | — | 214.9 |
| Fixed income funds | 174.3 | 21.7 | 4.4 | — | 148.2 |
| Absolute return fund | 8.9 | — | — | — | 8.9 |
| Derivative instruments and other | (37.3) | 1.5 | (38.8) | — | — |
| Total | $ 772.1 | $ 412.0 | $ (11.9) | $ — | $ 372.0 |

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

For investment funds not traded on an active exchange, or if the closing price is not available, the trustee obtains indicative quotes from a pricing vendor, broker, or investment manager. These funds are categorized as Level 2 if the custodian obtains corroborated quotes from a pricing vendor or categorized as Level 3 if the custodian obtains uncorroborated quotes from a broker or investment manager.

Fixed income investment funds, not traded on an active exchange, categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Common collective investment funds are valued based on net asset value (NAV) per share or unit as a practical expedient as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy. These collective investment funds have redemption notice periods and are redeemable at the NAV, less transaction fees. There are no significant unfunded commitments related to these investments.

78

**Multiemployer Pension Plans**

The Company participates in construction-industry multiemployer pension plans. Generally, the plans provide defined benefits to substantially all employees covered by collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan's unfunded vested liability. The Company's aggregate contributions to these multiemployer plans were $2.5 million and $3.0 million for the years ended September 30, 2024 and 2023, respectively. At September 30, 2024 and 2023, none of the plans in which the Company participates are individually significant to its consolidated financial statements.

**8. Debt**

Debt consisted of the following:

|  | September 30, 2024 | September 30, 2023 |
|---|---|---|
|  | (in millions) | |
| Credit Agreement | $ 1,446.6 | $ 1,119.8 |
| 2027 Senior Notes | 997.3 | 997.3 |
| Other debt | 95.9 | 100.2 |
| Total debt | 2,539.8 | 2,217.3 |
| Less: Current portion of debt and short-term borrowings | (66.9) | (89.5) |
| Less: Unamortized debt issuance costs | (22.6) | (14.4) |
| Long-term debt | $ 2,450.3 | $ 2,113.4 |

The following table presents, in millions, scheduled maturities of the Company's debt as of September 30, 2024:

| Fiscal Year | |
|---|---|
| 2025 | $ 66.9 |
| 2026 | 27.1 |
| 2027 | 1,016.5 |
| 2028 | 9.6 |
| 2029 | 756.8 |
| Thereafter | 662.9 |
| Total | $ 2,539.8 |

*Credit Agreement*

On April 19, 2024, the Company entered into Amendment No. 14 to Syndicated Facility Agreement (as amended, modified or otherwise supplemented, the "Credit Agreement"), pursuant to which the Company obtained a new $1,500,000,000 revolving credit facility (the "New Revolving Credit Facility"), a new $750,000,000 term loan A facility (the "New Term A Facility" and, together with the New Revolving Credit Facility, the "New Pro Rata Facilities") and a new $700,000,000 term loan B facility (the "New Term B Facility" and, together with the New Pro Rata Facilities, the "New Credit Facilities"). The New Revolving Credit Facility and the New Term A Facility mature on April 19, 2029. The New Term B Facility matures on April 19, 2031. The New Term A Facility and the New Term B Facility were borrowed in full on April 19, 2024 in U.S. dollars. Loans under the New Revolving Credit Facility may be borrowed, and letters of credit thereunder may be issued, in U.S. dollars or in certain foreign currencies. The New Credit Facilities replace in full the Company's existing revolving credit facility (the "Original Revolving Credit Facility"), term loan A facility and term loan B facility, and borrowings under the New Credit Facilities were used to refinance in full the Company's existing credit facilities and for general corporate purposes. The Credit Agreement permits the Company to designate certain of its subsidiaries as additional co-borrowers from time to time. Currently, there are no co-borrowers under the New Credit Facilities. On October 29, 2024, the Company entered into Amendment No. 15 to Syndicated Facility Agreement, pursuant to which the Company reduced the interest rate spread applicable to its New Term B Facility.

79

Borrowings under (a) the New Revolving Credit Facility (in U.S. dollars) and the New Term A Facility bear interest at a rate per annum equal to, at the Company's option, (i) a Term SOFR rate (with a 0% floor and SOFR adjustment of 0.10%) or (ii) a base rate (with a 0% floor), in each case, plus an applicable margin of 1.225% in the case of the Term SOFR rate and 0.25% in the case of the base rate, and (b) the New Revolving Credit Facility in currencies other than U.S. dollars bear interest at a rate per annum equal to the applicable reference rate for such currency (including any related adjustments), plus an applicable margin of 1.225%. The applicable margin is subject, in each case, to adjustment based on the Company's consolidated leverage ratio from time to time.

Borrowings under the New Term B Facility, after giving effect to Amendment No. 15 to Syndicated Facility Agreement, bear interest at a rate per annum equal to, at the Company's option, (a) a Term SOFR rate (with a 0% floor and a SOFR adjustment of 0%) or (b) a base rate (with a 0% floor), in each case, plus an applicable margin of 1.75% in the case of the Term SOFR rate and 0.75% in the case of the base rate.

Certain of the Company's material subsidiaries (the "Guarantors") have guaranteed the Company's obligations of the borrowers under the Credit Agreement, subject to certain exceptions. The borrowers' obligations under the Credit Agreement are secured by a lien on substantially all of the Company's assets and its Guarantors' assets, subject to certain exceptions.

The Credit Agreement contains customary negative covenants that include, among other things, limitations on the ability of the Company and certain of its subsidiaries, subject to certain exceptions, to incur liens and debt, make investments, dispositions, and restricted payments, change the nature of their business, consummate mergers, consolidations and the sale of all or substantially all of their respective assets and transact with affiliates. The Company is also required to maintain a consolidated leverage ratio of less than or equal to 4.00 to 1.00 (subject to certain adjustments in connection with permitted acquisitions), tested on a quarterly basis (the "Financial Covenant"). The Financial Covenant does not apply to the New Term B Facility. As of September 30, 2024, the Company was in compliance with the covenants of the Credit Agreement.

The Credit Agreement contains customary affirmative covenants, including, among other things, compliance with applicable law, preservation of existence, maintenance of properties and of insurance, and keeping proper books and records. The Credit Agreement contains customary events of default, including, among other things, nonpayment of principal, interest or fees, cross-defaults to other debt, inaccuracies of representations and warranties, failure to perform covenants, events of bankruptcy and insolvency, change of control and unsatisfied judgments, subject in certain cases to notice and cure periods and other exceptions.

At September 30, 2024 and September 30, 2023, letters of credit totaled $4.4 million and $4.4 million, respectively, under the Company's New Revolving Credit Facility and Original Revolving Credit Facility, respectively. As of September 30, 2024 and September 30, 2023, the Company had $1,495.6 million and $1,145.6 million, respectively, available under its New Revolving Credit Facility and Original Revolving Credit Facility, respectively.

*2027 Senior Notes*

On February 21, 2017, the Company completed a private placement offering of $1,000,000,000 aggregate principal amount of its unsecured 5.125% Senior Notes due 2027 (the "2027 Senior Notes"). On June 30, 2017, the Company completed an exchange offer to exchange the unregistered 2027 Senior Notes for registered notes, as well as related guarantees.

As of September 30, 2024, the estimated fair value of the 2027 Senior Notes was approximately $997.3 million. The fair value of the 2027 Senior Notes as of September 30, 2024 was derived by taking the mid-point of the trading prices from an observable market input (Level 2) in the secondary bond market and multiplying it by the outstanding balance of the 2027 Senior Notes. Interest is payable on the 2027 Senior Notes at a rate of 5.125% per annum. Interest on the 2027 Senior Notes is payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2017. The 2027 Senior Notes will mature on March 15, 2027.

At any time and from time to time prior to December 15, 2026, the Company may redeem all or part of the 2027 Senior Notes, at a redemption price equal to 100% of their principal amount, plus a "make whole" premium as of the redemption date, and accrued and unpaid interest to the redemption date. On or after December 15, 2026, the Company may redeem all or part of the 2027 Senior Notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the redemption date.

The indenture pursuant to which the 2027 Senior Notes were issued contains customary events of default, including, among other things, payment default, exchange default, failure to provide notices thereunder and provisions related to bankruptcy events. The indenture also contains customary negative covenants.

The Company was in compliance with the covenants relating to the 2027 Senior Notes as of September 30, 2024.

*Other Debt and Other Items*

Other debt consists primarily of obligations under capital leases and loans, and unsecured credit facilities. The Company's unsecured credit facilities are primarily used for standby letters of credit issued in connection with general and professional liability insurance programs and for contract performance guarantees. At September 30, 2024 and September 30, 2023, these outstanding standby letters of credit totaled $934.5 million and $878.9 million, respectively. As of September 30, 2024, the Company had $389.8 million available under these unsecured credit facilities.

*Effective Interest Rate*

The Company's average effective interest rate on its total debt, including the effects of the interest rate swap and interest rate cap agreements, during the years ended September 30, 2024, 2023 and 2022 was 5.6%, 5.3% and 3.8%, respectively.

Interest expense in the consolidated statements of operations included amortization of deferred debt issuance costs for the years ended September 30, 2024, 2023 and 2022 of $7.6 million, $4.9 million and $4.9 million, respectively.

**9.    Derivative Financial Instruments and Fair Value Measurements**

The Company uses interest rate derivative contracts to hedge interest rate exposures on the Company's variable rate debt. The Company enters into foreign currency derivative contracts with financial institutions to reduce the risk that its cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Company's hedging program is not designated for trading or speculative purposes.

The Company recognizes derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value. The Company records changes in the fair value (i.e., gains or losses) of the derivatives that have been designated as accounting hedges in the accompanying consolidated statements of operations as cost of revenue, interest expense or to accumulated other comprehensive loss in the accompanying consolidated balance sheets.

**Cash Flow Hedges**

The Company uses interest rate swap and interest rate cap agreements designated as cash flow hedges to limit exposure to variable interest rates on portions of the Company's debt. The Company initially reports any gain on the effective portion of a cash flow hedge as a component of accumulated other comprehensive loss. Depending on the type of cash flow hedge, the gain is subsequently reclassified against interest expense when the interest expense on the variable rate debt is recognized. If the hedged transaction becomes probable of not occurring, any gain or loss related to interest rate swap or interest rate cap agreements would be recognized in other income.

During the third quarter of fiscal 2023, the hedged debt index was changed from LIBOR to SOFR. The notional principal, fixed rates and related effective and expiration dates of the Company's outstanding interest rate swap agreements were as follows:

| September 30, 2024 | | | | |
|---|---|---|---|---|
| Notional Amount Currency | Notional Amount (in millions) | Fixed Rate | Effective Date | Expiration Date |
| USD | 400.0 | 1.283 % | February 2023 | March 2028 |

| September 30, 2023 | | | | |
|---|---|---|---|---|
| Notional Amount Currency | Notional Amount (in millions) | Fixed Rate | Effective Date | Expiration Date |
| USD | 400.0 | 1.283 % | February 2023 | March 2028 |

In the fourth quarter of fiscal 2021, the Company entered into new interest rate swap agreements with a notional value of $400.0 million to manage the interest rate exposure of its variable rate loans. The new swaps became effective February 2023 and terminate in March 2028. By entering into the swap agreements, the Company converted a portion of the SOFR rate-based liability into a fixed rate liability. The Company will pay a fixed rate of 1.283% and receive payment at the prevailing one-month SOFR.

81

In the third quarter of fiscal 2022, the Company purchased interest rate cap agreements with a notional value of $300.0 million to manage interest rate exposure of its variable rate loans. The caps became effective on June 30, 2022 and terminate in March 2028. The caps reduce the Company's exposure to one-month SOFR. In the event one-month SOFR exceeds 3.465%, the Company will pay the spread between prevailing one-month SOFR and 3.465%.

See Note 17 for accumulated balances and reporting period activities of derivatives related to reclassifications out of accumulated other comprehensive income for the years ended September 30, 2024, 2023 and 2022. Additionally, there were no material losses recognized in income due to amounts excluded from effectiveness testing from the Company's interest rate swap agreements.

*Other Foreign Currency Forward Contracts*

The Company uses foreign currency forward contracts which are not designated as accounting hedges to hedge intercompany transactions and other monetary assets or liabilities denominated in currencies other than the functional currency of a subsidiary. Gains and losses on these contracts were not material for the years ended September 30, 2024, 2023 and 2022.

*Fair Value Measurements*

The fair values of the interest rate swap and interest rate cap agreements were derived by taking the net present value of the expected cash flows using observable market inputs (Level 2) such as SOFR rate curves, futures, volatilities and basis spreads (when applicable).

As discussed in Note 3, The Company received an equity investment in the civil infrastructure construction business buyer and concurrently participated as a member of a lending group in a revolving credit facility. The Company elected the fair value option for its equity investment due to the availability of quoted prices of identical assets. The fair value option was also elected for the credit facility investment. Changes in fair value of both investments are classified within other income on the consolidated statements of operations. The Company records interest income at the stated coupon rate of the credit facility and classifies it within interest income on the consolidated statement of operations. Fair value for the equity investment is determined using Level 1 inputs, and fair value of the credit facility investment is determined using Level 3 inputs, such as estimated cash flows and estimated discount rates. The Company recorded a gain of $7.2 million in other income during the year ended September 30, 2024 representing the increase in fair value of these investments.

Below are the Company's non-pension financial assets and liabilities recorded at fair value on a recurring basis within the ASC 820-10 fair value hierarchy:

| | | As of September 30, 2024 | | | |
| | Balance Sheet Location | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Fair Value |
|---|---|---|---|---|---|
| | | (in millions) | | | |
| Interest rate contracts | Other current assets | $ — | $ 9.2 | $ — | $ 9.2 |
| Interest rate contracts | Other non-current assets | — | 16.5 | — | 16.5 |
| Interest rate contracts | Other current liabilities | — | (0.9) | — | (0.9) |
| Interest rate contracts | Other long-term liabilities | — | (3.6) | — | (3.6) |
| Credit facility investment | Other non-current assets | — | — | 21.9 | 21.9 |
| Equity investment | Other non-current assets | 19.4 | — | — | 19.4 |
| Total net assets at fair value | | $ 19.4 | $ 21.2 | $ 21.9 | $ 62.5 |

| | | As of September 30, 2023 | | | |
| | Balance Sheet Location | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Fair Value |
|---|---|---|---|---|---|
| | | (in millions) | | | |
| Interest rate contracts | Other current assets | $ — | $ 17.2 | $ — | $ 17.2 |
| Interest rate contracts | Other non-current assets | — | 37.5 | — | 37.5 |
| Total net assets at fair value | | $ — | $ 54.7 | $ — | $ 54.7 |

The table below sets forth a summary of changes in the fair value of the Company's Level 3 investment assets:

| | Year-ended September 30, 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Beginning Balance | Investment Gains/(Losses) | Interest Earned | Purchases | Sales | Ending Balance |
| | | | (in millions) | | | |
| Credit facility investment including accrued interest | $ — | 0.5 | 0.5 | 32.5 | (11.6) | $ 21.9 |

**10.     Concentration of Credit Risk**

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the U.S., Canada, Europe, Australia, Middle East and Hong Kong. If the Company extends significant credit to clients in a specific geographic area or industry, the Company may experience disproportionately high levels of default if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, including, in large part, governments, government agencies and quasi-government organizations, and their dispersion across many different industries and geographies. See Note 4 regarding the Company's foreign revenues. In order to mitigate credit risk, the Company continually reviews the credit worthiness of its major private clients.

**11.     Leases**

The Company and its subsidiaries are lessees in non-cancelable leasing agreements for office buildings and equipment. Substantially all of the Company's office building leases are operating leases, and its equipment leases are both operating and finance leases. The Company groups lease and non-lease components for its equipment leases into a single lease component but separates lease and non-lease components for its office building leases.

The Company recognizes a right-of-use asset and lease liability for its operating leases at the commencement date equal to the present value of the contractual minimum lease payments over the lease term. The present value is calculated using the rate implicit in the lease, if known, or the Company's incremental secured borrowing rate. The discount rate used for operating leases is primarily determined based on an analysis of the Company's incremental secured borrowing rate, while the discount rate used for finance leases is primarily determined by the rate specified in the lease.

The related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any free-rent period during which the Company has the right to use the asset. For leases with renewal options where the renewal is reasonably assured, the lease term, including the renewal period, is used to determine the appropriate lease classification and to compute periodic rental expense. Leases with initial terms shorter than 12 months are not recognized on the balance sheet, and lease expense is recognized on a straight-line basis.

During the fourth quarter of fiscal 2023, the Company approved a restructuring plan primarily to optimize its office real estate portfolio with its freedom to grow strategy, which initiated a review of the carrying value of right-of-use assets and leasehold improvements. In connection with the review, the Company identified leased assets that were no longer recoverable. The Company recorded an impairment charge of $86.2 million to reduce its right-of-use assets and leasehold improvements to their fair values and recorded the expense in restructuring costs on the Consolidated Statement of Operations. Fair value was determined primarily using Level 3 inputs, such as discounted cash flows.

The components of lease expenses are as follows:

|  | Fiscal Year Ended | | |
|  | September 30, 2024 | September 30, 2023 | September 30, 2022 |
|  | | (in millions) | |
|---|---|---|---|
| Operating lease cost | $ 149.1 | $ 164.0 | $ 172.5 |
| Finance lease cost: | | | |
|   Amortization of right-of-use assets | 28.4 | 23.1 | 18.0 |
|   Interest on lease liabilities | 2.9 | 2.6 | 2.2 |
| Variable lease cost | 34.6 | 34.1 | 34.0 |
|     Total lease cost | $ 215.0 | $ 223.8 | $ 226.7 |

Additional balance sheet information related to leases is as follows:

| (in millions except as noted) | Balance Sheet Classification | September 30, 2024 | September 30, 2023 |
|---|---|---|---|
| *Assets:* | | | |
| Operating lease assets | Operating lease right-of-use assets | $ 432.2 | $ 447.0 |
| Finance lease assets | Property and equipment – net | 62.1 | 64.8 |
|   Total lease assets | | $ 494.3 | $ 511.8 |
| | | | |
| *Liabilities:* | | | |
| Current: | | | |
| Operating lease liabilities | Accrued expenses and other current liabilities | $ 135.1 | $ 139.8 |
| Finance lease liabilities | Current portion of long-term debt | 25.5 | 25.0 |
|   Total current lease liabilities | | 160.6 | 164.8 |
| Non-current: | | | |
| Operating lease liabilities | Operating lease liabilities, noncurrent | 510.6 | 548.9 |
| Finance lease liabilities | Long-term debt | 35.7 | 39.8 |
|   Total non-current lease liabilities | | $ 546.3 | $ 588.7 |

|  | As of | | |
|  | September 30, 2024 | September 30, 2023 | September 30, 2022 |
|---|---|---|---|
| Weighted average remaining lease term (in years): | | | |
|   Operating leases | 6.2 | 6.4 | 6.5 |
|   Finance leases | 2.6 | 2.9 | 3.1 |
| Weighted average discount rates: | | | |
|   Operating leases | 5.1 % | 4.3 % | 4.0 % |
|   Finance leases | 4.4 % | 4.1 % | 3.8 % |

Additional cash flow information related to leases is as follows:

|  | Fiscal Year Ended | | |
|  | September 30, 2024 | September 30, 2023 | September 30, 2022 |
|  | | (in millions) | |
|---|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities: | | | |
|   Operating cash flows from operating leases | $ 184.9 | $ 188.3 | $ 201.8 |
|   Operating cash flows from finance leases | 3.0 | 2.5 | 2.2 |
|   Financing cash flows from finance leases | 28.9 | 23.7 | 19.8 |
| Right-of-use assets obtained in exchange for new operating leases | 90.1 | 96.6 | 90.9 |
| Right-of-use assets obtained in exchange for new finance leases | 26.6 | 37.5 | 26.2 |

Total remaining lease payments under both the Company's operating and finance leases are as follows:

| Fiscal Year | Operating Leases | | Finance Leases | |
|---|---|---|---|---|
| | (in millions) | | | |
| 2025 | $ | 164.4 | $ | 27.7 |
| 2026 | | 135.2 | | 21.6 |
| 2027 | | 104.1 | | 12.9 |
| 2028 | | 90.4 | | 2.9 |
| 2029 | | 75.0 | | 0.1 |
| Thereafter | | 187.1 | | — |
| Total lease payments | $ | 756.2 | $ | 65.2 |
| Less: Amounts representing interest | $ | (110.5) | $ | (4.0) |
| Total lease liabilities | $ | 645.7 | $ | 61.2 |

## 12. Stockholders' Equity

*Common Stock Units*—Common stock units are only redeemable for common stock. In the event of liquidation of the Company, holders of stock units are entitled to no greater rights than holders of common stock. See also Note 13.

## 13. Share-Based Payments

*Defined Contribution Plans*—Substantially all permanent domestic employees are eligible to participate in defined contribution plans provided by the Company. Under these plans, participants may make contributions into a variety of funds, including a fund that is fully invested in Company stock. Employees are not required to allocate any funds to Company stock; however, the Company does provide an annual Company match in AECOM shares. Employees may generally reallocate their account balances on a daily basis; however, employees classified as insiders are restricted under the Company's insider trading policy. Compensation expense for the employer contributions related to AECOM stock issued under defined contribution plans during fiscal years ended September 30, 2024, 2023 and 2022 was $24.7 million, $23.1 million, and $22.7 million, respectively.

*Stock Incentive Plans*—Under the 2020 Stock Incentive Plan, the Company has up to 11.7 million securities remaining available for future issuance as of September 30, 2024. Stock options may be granted to employees and non-employee directors with an exercise price not less than the fair market value of the stock on the date of grant. Unexercised options expire seven years after date of grant.

The fair value of the Company's employee stock option awards is estimated on the date of grant. The expected term of awards granted represents the period of time the awards are expected to be outstanding. The risk-free interest rate is based on U.S. Treasury bond rates with maturities equal to the expected term of the option on the grant date. The Company uses historical data as a basis to estimate the probability of forfeitures.

The Company grants stock units to employees under its Performance Earnings Program (PEP), whereby units are earned and issued dependent upon meeting established cumulative performance objectives and vest over a three-year service period. Additionally, the Company issues restricted stock units to employees and directors which are earned based on service conditions. The grant date fair value of PEP awards and restricted stock unit awards is primarily based on that day's closing market price of the Company's common stock.

Restricted stock unit and PEP unit activity for the year ended September 30 was as follows:

| | Restricted Stock Units (in millions) | | Weighted Average Grant-Date Fair Value | PEP Units (in millions) | | Weighted Average Grant-Date Fair Value |
|---|---|---|---|---|---|---|
| Outstanding at September 30, 2021 | 1.3 | $ | 38.88 | 1.2 | $ | 37.22 |
| Granted | 0.3 | $ | 74.30 | 0.2 | $ | 85.46 |
| PEP units earned (unearned) | — | $ | — | 0.6 | $ | 27.90 |
| Vested | (0.5) | $ | 29.44 | (1.3) | $ | 27.90 |
| Cancelled | (0.1) | $ | 49.74 | — | $ | 56.64 |
| Outstanding at September 30, 2022 | 1.0 | $ | 53.05 | 0.7 | $ | 60.60 |
| Granted | 0.3 | $ | 83.64 | 0.2 | $ | 94.64 |
| PEP units earned (unearned) | — | $ | — | 0.2 | $ | 43.19 |
| Vested | (0.4) | $ | 44.35 | (0.4) | $ | 43.19 |
| Cancelled | (0.1) | $ | 62.09 | — | $ | 71.71 |
| Outstanding at September 30, 2023 | 0.8 | $ | 68.34 | 0.7 | $ | 75.54 |
| Granted | 0.3 | $ | 92.30 | 0.2 | $ | 104.66 |
| PEP units earned (unearned) | — | $ | — | 0.2 | $ | 52.50 |
| Vested | (0.3) | $ | 50.14 | (0.4) | $ | 52.50 |
| Cancelled | — | $ | 77.32 | — | $ | 89.76 |
| Outstanding at September 30, 2024 | 0.8 | $ | 83.96 | 0.7 | $ | 95.38 |

Total compensation expense related to these share-based payments including stock options was $61.5 million, $45.9 million, and $38.5 million during the years ended September 30, 2024, 2023 and 2022, respectively. Unrecognized compensation expense related to total share-based payments outstanding as of September 30, 2024 and 2023 was $68.7 million and $48.3 million, respectively, to be recognized on a straight-line basis over the awards' respective vesting periods which are generally three years.

**14.    Income Taxes**

Income before income taxes included income from domestic operations of $233.0 million, loss of $129.2 million, and income of $235.2 million for fiscal years ended September 30, 2024, 2023 and 2022 and income from foreign operations of $485.2 million, $342.6 million, and $315.4 million for fiscal years ended September 30, 2024, 2023 and 2022.

Income tax expense was comprised of:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| | | (in millions) | |
| Current: | | | |
| Federal | $ 15.1 | $ 67.7 | $ 22.8 |
| State | (78.6) | 71.9 | 16.0 |
| Foreign | 63.5 | 52.8 | 75.8 |
| Total current income tax expense | — | 192.4 | 114.6 |
| Deferred: | | | |
| Federal | 45.2 | (71.8) | 22.1 |
| State | 68.1 | (84.3) | 11.8 |
| Foreign | 39.6 | 19.8 | (12.4) |
| Total deferred income tax expense (benefit) | 152.9 | (136.3) | 21.5 |
| Total income tax expense | $ 152.9 | $ 56.1 | $ 136.1 |

The major elements contributing to the difference between the U.S. federal statutory rate of 21% for fiscal years ended September 30, 2024, 2023 and 2022 and the effective tax rate are as follows:

| | Fiscal Year Ended | | | | | |
|---|---|---|---|---|---|---|
| | September 30, 2024 | | September 30, 2023 | | September 30, 2022 | |
| | Amount | % | Amount | % | Amount | % |
| | (in millions) | | | | | |
| Tax at federal statutory rate | $ 150.8 | 21.0 % | $ 44.8 | 21.0 % | $ 115.6 | 21.0 % |
| State income tax, net of federal benefit | (8.5) | (1.2) | (7.1) | (3.3) | 20.2 | 3.7 |
| Foreign residual income | 43.8 | 6.1 | 59.4 | 27.8 | 46.4 | 8.4 |
| Nondeductible costs | 20.6 | 2.9 | 10.7 | 5.0 | 19.7 | 3.6 |
| ACAP investment sale | 20.2 | 2.8 | — | — | — | — |
| Change in uncertain tax positions | 18.6 | 2.6 | 9.4 | 4.4 | 15.4 | 2.8 |
| Tax rate changes | 1.2 | 0.2 | (3.2) | (1.5) | (4.1) | (0.7) |
| Audit settlement | 0.5 | 0.1 | 1.9 | 0.9 | (1.5) | (0.3) |
| Income tax credits and incentives | (63.5) | (8.8) | (68.2) | (31.9) | (51.0) | (9.3) |
| Valuation allowance | (12.6) | (1.8) | 16.6 | 7.8 | (18.0) | (3.3) |
| Exclusion of tax on non-controlling interests | (12.5) | (1.7) | (9.4) | (4.4) | (5.1) | (0.9) |
| Return to provision | (3.7) | (0.5) | (0.5) | (0.2) | (1.5) | (0.3) |
| Foreign tax rate differential | (2.8) | (0.4) | 0.2 | 0.1 | 1.1 | 0.2 |
| Tax exempt income | (2.5) | (0.4) | (3.3) | (1.5) | (5.9) | (1.1) |
| Other items, net | 3.3 | 0.4 | 4.8 | 2.1 | 4.8 | 0.9 |
| Total income tax expense | $ 152.9 | 21.3 % | $ 56.1 | 26.3 % | $ 136.1 | 24.7 % |

During fiscal 2024, the Company recorded an increase in tax benefit of $38.4 million related to state income taxes due to apportionment factor changes for fiscal years 2016 through 2023. This benefit was partially offset by an increase in tax expense of $23.0 million related to uncertain tax positions.

During fiscal 2024, the Company sold certain ACAP investments and recorded a reduction in valuation allowances of $21.0 million and a reduction in deferred tax assets of $20.2 million. In addition, the Company recorded a valuation allowance of $9.3 million related to the remaining ACAP investments.

During fiscal 2024, the Company approved a tax planning strategy and restructured certain operations in Canada which resulted in a release of a valuation allowance related to net operating losses and other deferred tax assets of $11.7 million. The Company is now forecasting the utilization of the net operating losses within the foreseeable future. The positive evidence was evaluated against any negative evidence to determine the valuation was no longer needed.

During fiscal 2024, the Company settled its tax audit in Hong Kong for fiscal year 2011 through fiscal year 2021 and recorded a tax benefit of $6.9 million due primarily to changes in uncertain tax positions.

During fiscal 2023, valuation allowances in the amount of $21.0 million related to the AECOM Capital impairment charge were established for the portion of the charge that is not expected to be realized.

During fiscal 2022, valuation allowances in the amount of $21.9 million primarily related to net operating losses in certain foreign entities were released due to sufficient positive evidence. The positive evidence included a realignment of the Company's global transfer pricing methodology which resulted in forecasting the utilization of the net operating losses within the foreseeable future.

The Company is currently under tax audit in several jurisdictions including the U.S. where its federal income tax returns for fiscal 2017 through 2020 are being examined by the IRS. Disputes can arise with tax authorities involving issues related to the timing of deductions, the calculation and use of credits, and the taxation of income in various tax jurisdictions because of differing interpretations or application of tax laws, regulations, and relevant facts. The IRS is currently auditing certain tax credits and the methodology for calculating the credits. While the Company has historically been able to sustain the credits in previous audit cycles without adjustment, the Company believes it's reasonably possible there could be an adjustment to the liability for uncertain tax positions within the next twelve months related to this matter. However, given the early stages of the audit of these credits, the Company is not able to reasonably estimate the range of potential outcomes.

Generally, the Company would reverse its valuation allowance in a particular tax jurisdiction if the positive evidence examined, such as projected and sustainable earnings or a tax-planning strategy that allows for the usage of the deferred tax asset, is sufficient to overcome significant negative evidence, such as large net operating loss carryforwards or a cumulative history of losses in recent years. In the United States, the valued deferred tax assets have a restricted life or use under relevant tax law and, therefore, it is unlikely that the valuation allowance related to these assets will reverse. In addition, the Company is continually investigating tax planning strategies that, if prudent and feasible, may be implemented to realize a deferred tax asset that would otherwise expire unutilized. The identification and internal/external approval (as relevant) of such a prudent and feasible tax planning strategy could cause a reduction in the valuation allowance.

The deferred tax assets (liabilities) are as follows:

| | Fiscal Year Ended | |
| --- | --- | --- |
| | September 30, 2024 | September 30, 2023 |
| | (in millions) | |
| Deferred tax assets: | | |
| Compensation and benefit accruals not currently deductible | $ 85.4 | $ 92.2 |
| Net operating loss carryforwards | 107.5 | 102.3 |
| Self-insurance reserves | 38.3 | 23.2 |
| Research and experimentation and other tax credits | 67.1 | 43.1 |
| Pension liability | 34.9 | 44.7 |
| Accrued liabilities | 265.7 | 295.1 |
| Capital loss carryforward | 49.5 | 64.0 |
| Partnership investment | 22.3 | 102.0 |
| Other | 8.2 | 7.1 |
| Total deferred tax assets | 678.9 | 773.7 |
| Deferred tax liabilities: | | |
| Unearned revenue | (4.1) | (7.0) |
| Depreciation and amortization | (83.7) | (13.1) |
| Acquired intangible assets | — | (5.4) |
| Investment in subsidiaries | (9.9) | (10.7) |
| Right of use assets | (85.2) | (94.0) |
| Contingent consideration | (30.5) | (34.2) |
| Other | (5.4) | (15.5) |
| Total deferred tax liabilities | (218.8) | (179.9) |
| Valuation allowance | (160.9) | (171.2) |
| Net deferred tax assets | $ 299.2 | $ 422.6 |

As of September 30, 2024, and 2023, the Company has available unused federal, foreign and state net operating loss (NOL) carryforwards of $744.6 million and $757.5 million, respectively, which expire at various dates over the next several years and capital loss carryforwards of $181.2 million and $199.4 million, respectively, which mostly expire in 2025; some foreign NOL carryforwards never expire. In addition, as of September 30, 2024, the Company has unused federal, state and foreign research and development credits of $28.4 million, $27.8 million and $4.6 million, respectively, and other credits of $9.7 million which expire at various dates over the next several years.

As of September 30, 2024 and 2023, gross deferred tax assets were $678.9 million and $773.7 million, respectively. The Company has recorded a valuation allowance of $160.9 million and $171.2 million as of September 30, 2024 and 2023, respectively, primarily related to foreign and state net operating loss carryforwards, capital loss carryforwards, tax credits and other deferred tax assets. The Company has performed an assessment of positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Although realization is not assured, based on the Company's assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax asset (exclusive of deferred tax liabilities) of $518.0 million will be realized and, as such, no additional valuation allowance has been provided. The net decrease in the valuation allowance of $10.3 million is primarily attributable to a decrease in valuation allowances of $11.7 million related to the ACAP sale in the US, a decrease in valuation allowances on capital losses of $10.4 million, an increase in valuation allowances on foreign net operating losses and currency translation adjustments of $12.3 million, and decreases in valuation allowances of $0.6 million related to state net operating losses and credits.

Generally, the Company does not provide for U.S. taxes or foreign withholding taxes on gross book-tax differences in its non-U.S. subsidiaries because such basis differences of approximately $1.2 billion are able to and intended to be reinvested indefinitely. If these basis differences were distributed, foreign tax credits could become available under current law to partially or fully reduce the resulting U.S. income tax liability. There may also be additional U.S. or foreign income tax liability upon repatriation, although the calculation of such additional taxes is not practicable.

As of September 30, 2024, and 2023, the Company had a liability for unrecognized tax benefits, including potential interest and penalties, net of related tax benefit, totaling $97.9 million and $79.5 million, respectively. The gross unrecognized tax benefits as of September 30, 2024 and 2023 were $81.3 million and $62.1 million, respectively, excluding interest, penalties, and related tax benefit. Of the $81.3 million, approximately $77.1 million would be included in the effective tax rate if recognized. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

| | Fiscal Year Ended | |
| | September 30, 2024 | September 30, 2023 |
| | (in millions) | |
| Balance at the beginning of the year | $ 62.1 | $ 55.2 |
| Gross increase in current period's tax positions | 34.5 | 3.5 |
| Gross increase in prior years' tax positions | 13.9 | 17.9 |
| Gross decrease in prior years' tax positions | (20.1) | (13.3) |
| Decrease due to settlement with tax authorities | (7.4) | (1.0) |
| Decrease due to lapse of statute of limitations | (2.2) | — |
| Gross change due to foreign exchange fluctuations | 0.5 | (0.2) |
| Balance at the end of the year | $ 81.3 | $ 62.1 |

The Company classifies interest and penalties related to uncertain tax positions within the income tax expense line in the accompanying consolidated statements of operations. As of September 30, 2024, the accrued interest and penalties were $27.7 million and $3.5 million, respectively, excluding any related income tax benefits. As of September 30, 2023, the accrued interest and penalties were $24.4 million and $1.5 million, respectively, excluding any related income tax benefits.

The Company files income tax returns in numerous tax jurisdictions, including the U.S., and numerous U.S. states and non-U.S. jurisdictions around the world. The statute of limitations varies by jurisdiction in which the Company operates. Because of the number of jurisdictions in which the Company files tax returns, in any given year the statute of limitations in certain jurisdictions may expire without examination within the 12-month period from the balance sheet date.

While it is reasonably possible that the total amounts of unrecognized tax benefits could significantly increase or decrease within the next twelve months, an estimate of the range of possible change cannot be made.

89

**15.  Earnings Per Share**

Basic earnings per share (EPS) excludes dilution and is computed by dividing net income attributable to AECOM by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income attributable to AECOM by the weighted average number of common shares outstanding and potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of equity awards using the treasury stock method. For the periods presented, equity awards excluded from the calculation of potential common shares were not significant.

The following table sets forth a reconciliation of the denominators of basic and diluted earnings per share:

| | Fiscal Year Ended | | |
| | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| | (in millions) | | |
|---|---|---|---|
| Denominator for basic earnings per share | 135.5 | 138.6 | 140.8 |
| Potential common shares | 1.0 | 1.5 | 1.9 |
| Denominator for diluted earnings per share | 136.5 | 140.1 | 142.7 |

**16.  Other Financial Information**

Accrued expenses and other current liabilities consist of the following:

| | Fiscal Year Ended | |
| | September 30, 2024 | September 30, 2023 |
| | (in millions) | |
|---|---|---|
| Accrued salaries and benefits | $ 620.4 | $ 599.8 |
| Accrued contract costs | 1,354.7 | 1,340.4 |
| Other accrued expenses | 410.6 | 347.3 |
| | $ 2,385.7 | $ 2,287.5 |

Accrued contract costs above include balances related to professional liability accruals of $831.8 million and $809.6 million as of September 30, 2024 and 2023, respectively. The remaining accrued contract costs primarily relate to costs for services provided by subcontractors and other non-employees. Liabilities recorded related to accrued contract losses were not material as of September 30, 2024 and 2023. The Company did not have material revisions to estimates for contracts where revenue is recognized using the input method during the twelve months ended September 30, 2024 and 2023. For the year ended September 30, 2024, the Company incurred restructuring expenses of $98.9 million, which included labor - related costs of $18.7 million and non - labor costs of $80.2 million, of which $11.9 million was accrued and unpaid at September 30, 2024. For the year ended September 30, 2023, the Company incurred restructuring expenses of $188.4 million, which included personnel and other costs of $91.6 million and real estate costs of $96.8 million, of which $53.3 million was accrued and unpaid at September 30, 2023.

On September 12, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.22 per share, which was paid on October 18, 2024 to stockholders of record as of the close of business on October 2, 2024. As of September 30, 2024, accrued and unpaid dividends totaled $31.9 million and were classified within other accrued expenses on the consolidated balance sheet.

### 17. Reclassifications out of Accumulated Other Comprehensive Loss

The accumulated balances and reporting period activities for the years ended September 30, 2024, 2023 and 2022 related to reclassifications out of accumulated other comprehensive loss are summarized as follows (in millions):

| | Pension Related Adjustments | Foreign Currency Translation Adjustments | Loss on Derivative Instruments | Accumulated Other Comprehensive Loss |
|---|---|---|---|---|
| Balances at September 30, 2021 | $ (316.2) | $ (580.1) | $ (4.1) | $ (900.4) |
| Other comprehensive income (loss) before reclassification | 89.9 | (238.7) | 37.9 | (110.9) |
| Amounts reclassified from accumulated other comprehensive loss | 9.0 | 19.5 | 3.1 | 31.6 |
| Balances at September 30, 2022 | $ (217.3) | $ (799.3) | $ 36.9 | $ (979.7) |

| | Pension Related Adjustments | Foreign Currency Translation Adjustments | Loss on Derivative Instruments | Accumulated Other Comprehensive Loss |
|---|---|---|---|---|
| Balances at September 30, 2022 | $ (217.3) | $ (799.3) | $ 36.9 | $ (979.7) |
| Other comprehensive (loss) income before reclassification | (10.9) | 59.6 | 10.7 | 59.4 |
| Amounts reclassified from accumulated other comprehensive loss | 2.2 | — | (8.5) | (6.3) |
| Balances at September 30, 2023 | $ (226.0) | $ (739.7) | $ 39.1 | $ (926.6) |

| | Pension Related Adjustments | Foreign Currency Translation Adjustments | Loss on Derivative Instruments | Accumulated Other Comprehensive Loss |
|---|---|---|---|---|
| Balances at September 30, 2023 | $ (226.0) | $ (739.7) | $ 39.1 | $ (926.6) |
| Other comprehensive (loss) income before reclassification | (26.6) | 93.2 | (10.6) | 56.0 |
| Amounts reclassified from accumulated other comprehensive loss | 0.6 | — | (12.7) | (12.1) |
| Balances at September 30, 2024 | $ (252.0) | $ (646.5) | $ 15.8 | $ (882.7) |

### 18. Commitments and Contingencies

The Company records amounts representing its probable estimated liabilities relating to claims, guarantees, litigation, audits and investigations. The Company relies in part on qualified actuaries to assist it in determining the level of reserves to establish for insurance-related claims that are known and have been asserted against it, and for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to the Company's claims administrators as of the respective balance sheet dates. The Company includes any adjustments to such insurance reserves in its consolidated results of operations. The Company's reasonably possible loss disclosures are presented on a gross basis prior to the consideration of insurance recoveries. The Company does not record gain contingencies until they are realized. In the ordinary course of business, the Company may not be aware that it or its affiliates are under investigation and may not be aware of whether or not a known investigation has been concluded.

In the ordinary course of business, the Company may enter into various arrangements providing financial or performance assurance to clients, lenders, or partners. Such arrangements include standby letters of credit, surety bonds, and corporate guarantees to support the creditworthiness or the project execution commitments of its affiliates, partnerships and joint ventures. The Company's unsecured credit arrangements are used for standby letters of credit issued in connection with general and professional liability insurance programs and for contract performance guarantees. At September 30, 2024 and 2023, these outstanding standby letters of credit totaled $934.5 million and $878.9 million, respectively. As of September 30, 2024, the Company had $389.8 million available under these unsecured credit facilities. Performance arrangements typically have various expiration dates ranging from the completion of the project contract and extending beyond contract completion in some circumstances such as for warranties. The Company may also guarantee that a project, when complete, will achieve specified performance standards. If the project subsequently fails to meet guaranteed performance standards, the Company may incur additional costs, pay liquidated damages or be held responsible for the costs incurred by the client to achieve the required performance standards. The potential payment amount of an outstanding performance arrangement is typically the remaining cost of work to be performed by or on behalf of third parties. Generally, under joint venture arrangements, if a partner is financially unable to complete its share of the contract, the other partner(s) may be required to complete those activities.

At September 30, 2024, the Company was contingently liable in the amount of approximately $938.9 million in issued standby letters of credit and $5.1 billion in issued surety bonds primarily to support project execution.

In the ordinary course of business, the Company enters into various agreements providing financial or performance assurances to clients on behalf of certain unconsolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities.

The Company's investment adviser jointly manages and sponsors the AECOM-Canyon Equity Fund, L.P. (the "Fund"), in which the Company indirectly holds an equity interest and has an ongoing capital commitment to fund investments. At September 30, 2024, the Company has capital commitments of $5.9 million to the Fund over the next 4 years.

In addition, in connection with the investment activities of AECOM Capital, the Company provides guarantees of certain contractual obligations, including guarantees for completion of projects, limited debt repayment, environmental indemnity obligations and other lender required guarantees.

In February 2024, the Company was informed of a potential liability as one of the indemnitors on a divested business' surety bonds. The Company does not have sufficient information to determine the range of potential impacts, however, it is reasonably possible that the Company may incur additional costs related to these bonds.

In connection with the resolution of contingencies related to the sale of the civil infrastructure construction business, the Company agreed to act as an additional guarantor on the counterparty's existing debt, which matured on September 30, 2024.

### Department of Energy Deactivation, Demolition, and Removal Project

A former affiliate of the Company, Amentum Environment & Energy, Inc., f/k/a AECOM Energy and Construction, Inc. ("Former Affiliate"), executed a cost-reimbursable task order with the Department of Energy (DOE) in 2007 to provide deactivation, demolition and removal services at a New York State project site that, during 2010, experienced contamination and performance issues. In February 2011, the Former Affiliate and the DOE executed a Task Order Modification that changed some cost-reimbursable contract provisions to at-risk. The Task Order Modification, including subsequent amendments, required the DOE to pay all project costs up to $106 million, required the Former Affiliate and the DOE to equally share in all project costs incurred from $106 million to $146 million, and required the Former Affiliate to pay all project costs exceeding $146 million.

Due to unanticipated requirements and permitting delays by federal and state agencies, as well as delays and related ground stabilization activities caused by Hurricane Irene in 2011, the Former Affiliate was required to perform work outside the scope of the Task Order Modification. In December 2014, the Former Affiliate submitted an initial set of claims against the DOE pursuant to the Contracts Disputes Acts seeking recovery of $103 million, including additional fees on changed work scope (the "2014 Claims"). On December 6, 2019, the Former Affiliate submitted a second set of claims against the DOE seeking recovery of an additional $60.4 million, including additional project costs and delays outside the scope of the contract as a result of differing site and ground conditions (the "2019 Claims"). The Former Affiliate also submitted three alternative breach of contract claims to the 2014 and 2019 Claims that may entitle the Former Affiliate to recovery of $148.5 million to $329.4 million. On December 30, 2019, the DOE denied the Former Affiliate's 2014 Claims. On September 25, 2020, the DOE denied the Former Affiliate's 2019 Claims. The Company filed an appeal of these decisions on December 20, 2020 in the Court of Federal Claims. Deconstruction, decommissioning and site restoration activities are complete.

On January 31, 2020, the Company completed the sale of its Management Services business, including the Former Affiliate who worked on the DOE project, to Maverick Purchaser Sub LLC (MS Purchaser), an affiliate of American Securities LLC and Lindsay Goldberg LLC. The Company and the MS Purchaser agreed that all future DOE project claim recoveries and costs will be split 10% to the MS Purchaser and 90% to the Company with the Company retaining control of all future strategic legal decisions.

The Company intends to vigorously pursue all claimed amounts but can provide no certainty that the Company will recover 2014 Claims and 2019 Claims submitted against the DOE, or any additional incurred claims or costs, which could have a material adverse effect on the Company's results of operations.

*Refinery Turnaround Project*

The Former Affiliate of the Company entered into an agreement to perform turnaround maintenance services during a planned shutdown at a refinery in Montana in December 2017. The turnaround project was completed in February 2019. Due to circumstances outside of the Company's Former Affiliate's control, including client directed changes and delays and the refinery's condition, the Company's Former Affiliate performed additional work outside of the original contract over $90 million and is entitled to payment from the refinery owner of approximately $144 million. In March 2019, the refinery owner sent a letter to the Company's Former Affiliate alleging it incurred approximately $79 million in damages due to the Company's Former Affiliate's project performance. In April 2019, the Company's Former Affiliate filed and perfected a $132 million construction lien against the refinery for unpaid labor and materials costs. In August 2019, following a subcontractor complaint filed in the Thirteen Judicial District Court of Montana asserting claims against the refinery owner and the Company's Former Affiliate, the refinery owner crossclaimed against the Company's Former Affiliate and the subcontractor. In October 2019, following the subcontractor's dismissal of its claims, the Company's Former Affiliate removed the matter to federal court and cross claimed against the refinery owner. In December 2019, the refinery owner claimed $93.0 million in damages and offsets against the Company's Former Affiliate.

On January 31, 2020, the Company completed the sale of its Management Services business, including the Former Affiliate, to the MS Purchaser; however, the Refinery Turnaround Project, including related claims and liabilities, has been retained by the Company.

The Company intends to vigorously prosecute and defend this matter; however, the Company cannot provide assurance that the Company will be successful in these efforts. The resolution of this matter and any potential range of loss cannot be reasonably determined or estimated at this time, primarily because the matter raises complex legal issues that Company is continuing to assess.

**19.     Reportable Segments and Geographic Information**

The Company manages its operations under three reportable segments according to their geographic regions and business activities. In identifying its reportable segments, the Company considered the financial information provided to its chief operating decision maker (CODM), who is the chief executive officer. The financial data is organized by geographic region and global business lines. The CODM uses this information to allocate resources and assess the performance of the segments primarily based on revenue less pass - through revenue and attributable earnings before interest, tax, and amortization expense. After considering various factors, including the development and utilization of financial data to the CODM, the Company concluded that identifying its operating segments by geography was consistent with the objectives of ASC 280-10. Certain operating segments have been aggregated based on similar characteristics, including long-term financial performance, the nature of services provided, internal process for delivering those services, and types of customers, to arrive at the Company's reportable segments. The Company's Americas reportable segment provides planning, consulting, architectural and engineering design services, and construction management services to public and private clients in the United States, Canada, and Latin America and is comprised of the Design and Consulting Services Americas and Construction Management operating segments. The Company's International reportable segment provides similar professional services to public and private clients in Europe and India, the Middle East and Africa, Asia, and Australia and New Zealand and is comprised of the operating segments in those geographic regions. The Company's AECOM Capital (ACAP) operating segment is its own reportable segment and primarily invests in and develops real estate projects. Certain expenses that are determined to be related to the Company as a whole are not deemed to be part of an operating segment but are reported within Corporate.

93

The following tables set forth summarized financial information concerning the Company's reportable segments:

| Reportable Segments: | Americas | International | AECOM Capital (in millions) | Corporate | Total |
|---|---|---|---|---|---|
| **Fiscal Year Ended September 30, 2024:** | | | | | |
| Revenue | $ 12,485.7 | $ 3,618.4 | $ 1.4 | $ — | $ 16,105.5 |
| Gross profit | 759.1 | 323.8 | 1.4 | — | 1,084.3 |
| Equity in earnings of joint ventures | 15.5 | 13.5 | (26.9) | — | 2.1 |
| General and administrative expenses | — | — | (15.0) | (145.1) | (160.1) |
| Restructuring costs | — | — | — | (98.9) | (98.9) |
| Operating income | 774.6 | 337.3 | (40.5) | (244.0) | 827.4 |
| Segment assets | 7,988.1 | 2,734.5 | 53.2 | 1,208.7 | |
| Gross profit as a % of revenue | 6.1 % | 8.9 % | — | — | 6.7 % |
| | | | | | |
| **Fiscal Year Ended September 30, 2023:** | | | | | |
| Revenue | $ 10,975.7 | $ 3,402.1 | $ 0.7 | $ — | $ 14,378.5 |
| Gross profit | 699.7 | 245.1 | 0.7 | — | 945.5 |
| Equity in earnings of joint ventures | 14.9 | 9.6 | (303.9) | — | (279.4) |
| General and administrative expenses | — | — | (12.6) | (141.0) | (153.6) |
| Restructuring costs | — | — | — | (188.4) | (188.4) |
| Operating income | 714.6 | 254.7 | (315.8) | (329.4) | 324.1 |
| Segment assets | 7,433.1 | 2,536.2 | 64.5 | 1,104.4 | |
| Gross profit as a % of revenue | 6.4 % | 7.2 % | — | — | 6.6 % |
| | | | | | |
| **Fiscal Year Ended September 30, 2022:** | | | | | |
| Revenue | $ 9,939.3 | $ 3,206.7 | $ 2.2 | $ — | $ 13,148.2 |
| Gross profit | 639.9 | 205.9 | 2.2 | — | 848.0 |
| Equity in earnings of joint ventures | 13.9 | 15.3 | 24.4 | — | 53.6 |
| General and administrative expenses | — | — | (12.6) | (134.7) | (147.3) |
| Restructuring costs | — | — | — | (107.5) | (107.5) |
| Operating income | 653.8 | 221.2 | 14.0 | (242.2) | 646.8 |
| Segment assets | 7,232.2 | 2,467.9 | 264.9 | 1,095.3 | |
| Gross profit as a % of revenue | 6.4 % | 6.4 % | — | — | 6.4 % |

*Geographic Information:*

| | Fiscal Year Ended | | |
|---|---|---|---|
| Long-Lived Assets | September 30, 2024 | September 30, 2023 | September 30, 2022 |
| | | (in millions) | |
| Americas | $ 3,315.3 | $ 3,478.5 | $ 3,906.7 |
| Europe, Middle East, India, Africa | 872.9 | 803.5 | 763.6 |
| Asia-Australia-Pacific | 370.7 | 342.3 | 362.1 |
| Total | $ 4,558.9 | $ 4,624.3 | $ 5,032.4 |

Long-lived assets consist of noncurrent assets excluding deferred tax assets.

## 20. Major Clients

No single client accounted for 10% or more of the Company's revenue in any of the past five fiscal years. Approximately 7%, 5%, and 6% of the Company's revenue was derived through direct contracts with agencies of the U.S. federal government in the years ended September 30, 2024, 2023 and 2022, respectively.

**AECOM Technology Corporation**

**Schedule II: Valuation and Qualifying Accounts**

**(amounts in millions)**

| | Balance at Beginning of Year | | Additions Charged to Cost of Revenue | | Deductions[a] | | Other and Foreign Exchange Impact | | Balance at the End of the Year |
|---|---|---|---|---|---|---|---|---|---|
| **Allowance for Doubtful Accounts** | | | | | | | | | |
| Fiscal Year 2024 | $ | 94.2 | $ | 30.9 | $ | (38.7) | $ | 1.5 | $ | 87.9 |
| Fiscal Year 2023 | $ | 104.0 | $ | 40.9 | $ | (50.8) | $ | 0.1 | $ | 94.2 |
| Fiscal Year 2022 | $ | 92.8 | $ | 43.9 | $ | (29.6) | $ | (3.1) | $ | 104.0 |

[a] Primarily relates to accounts written-off and recoveries

95

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

**ITEM 9A. CONTROLS AND PROCEDURES**

*Evaluation of Disclosure Controls and Procedures*

Based on management's evaluation, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), our CEO and CFO have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act), were effective as of September 30, 2024 to ensure that information required to be disclosed by us in this Annual Report on Form 10-K or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

*Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of September 30, 2024, the end of our fiscal year. Our management based its assessment on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management's assessment included evaluation and testing of the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our management's assessment, our management has concluded that our internal control over financial reporting was effective as of September 30, 2024. Our management communicated the results of its assessment to the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, Ernst & Young LLP, audited our financial statements for the fiscal year ended September 30, 2024 included in this Annual Report on Form 10-K, and has issued an audit report with respect to the effectiveness of the Company's internal control over financial reporting, a copy of which is included earlier in this Annual Report on Form 10-K.

*Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting during the fiscal quarter ended September 30, 2024 identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

During the quarterly period ended September 30, 2024, no director or officer of the Company adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement as each term is defined in Item 408(a) of Regulation S-K, except as follows:

| Name and Title | Date of Adoption of Rule 10b5-1 Trading Plan | Scheduled Expiration Date of Rule 10b5-1 Trading Plan | Aggregate Number of Securities to Be Purchased or Sold |
|---|---|---|---|
| David Gan, Chief Legal Officer | 8/20/2024 | 12/17/2025 | Sale of (i) 11,500 shares of common stock, (ii) the number of shares of common stock resulting from the vesting of 6,426 restricted stock awards and accrued dividend equivalents and (iii) the number of shares of common stock resulting from the vesting of Performance Earning Program awards (9,639 shares of common stock at target performance) and accrued dividend equivalents |

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2024 year end.

## ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2024 year end.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

Other than with respect to the information relating to our equity compensation plans, which is incorporated herein by reference to Part II, Item 5, "Equity Compensation Plans" of this Form 10-K, the information required by this item is incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2024 year end.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2024 year end.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2024 year end.

**PART IV**

**ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) Documents filed as part of this report:

(1) The Company's Consolidated Financial Statements at September 30, 2024 and 2023 and for each of the three years in the period ended September 30, 2024 and the notes thereto, together with the report of the independent auditors on those Consolidated Financial Statements are hereby filed as part of this report.

(2) Financial Statement Schedule II—Valuation and Qualifying Accounts for the Years Ended September 30, 2024, 2023 and 2022.

(3) See Exhibits and Index to Exhibits, below.

(b) Exhibits.

| Exhibit Number | Exhibit Description | Form | Incorporated by Reference (Exchange Act Filings Located at File No. 0-52423) | | Filed Herewith |
|---|---|---|---|---|---|
| | | | Exhibit | Filing Date | |
| 3.1 | Amended and Restated Certificate of Incorporation of AECOM Technology Corporation. | 10-K | 3.1 | 11/21/2011 | |
| 3.2 | Certificate of Amendment to Amended and Restated Certificate of Incorporation of AECOM Technology Corporation. | S-4 | 3.2 | 8/1/2014 | |
| 3.3 | Certificate of Correction of Amended and Restated Certificate of Incorporation of AECOM Technology Corporation. | 10-K | 3.3 | 11/17/2014 | |
| 3.4 | Certificate of Amendment to the Company's Certificate of Incorporation. | 8-K | 3.1 | 1/9/2015 | |
| 3.5 | Certificate of Amendment to the Company's Certificate of Incorporation. | 8-K | 3.1 | 3/3/2017 | |
| 3.6 | Third Amended and Restated Bylaws. | 8-K | 3.1 | 5/19/2023 | |
| 4.1 | Form of Common Stock Certificate. | Form 10 | 4.1 | 1/29/2007 | |
| 4.2 | Description of Registrant's Securities. | 10-K | 4.2 | 11/19/2020 | |
| 4.3 | Indenture, dated as of February 21, 2017, by and among AECOM, the Guarantors party thereto and U.S. Bank, National Association, as trustee. | 8-K | 4.1 | 2/21/2017 | |
| 4.4 | First Supplemental Indenture, dated as of March 13, 2018, by and among AECOM, the guarantors party thereto and U.S. Bank National Association. | 8-K | 10.3 | 3/14/2018 | |
| 4.5 | Second Supplemental Indenture, dated as of April 23, 2020, by and among AECOM, the guarantors party thereto and U.S. Bank National Association. | 10-Q | 10.2 | 5/6/2020 | |
| 4.6 | Credit Agreement, dated as of October 17, 2014, among AECOM Technology Corporation and certain of its subsidiaries, as borrowers, certain lenders, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, MUFG Union Bank, N.A., BNP Paribas, JPMorgan Chase Bank, N.A., and the Bank of Nova Scotia, as Co-Syndication Agents, and BBVA Compass, Credit Agricole Corporate and Investment Bank, HSBC Bank USA, National Association, Sumitomo Mitsui Banking Corporation and Wells Fargo Bank, National Association, as Co-Documentation Agents. | 8-K | 10.1 | 10/17/2014 | |

98

| Exhibit Number | Exhibit Description | Form | Incorporated by Reference (Exchange Act Filings Located at File No. 0-52423) | | Filed Herewith |
| --- | --- | --- | --- | --- | --- |
| | | | Exhibit | Filing Date | |
| 4.7 | Amendment No. 1 to the Credit Agreement, dated as of July 1, 2015, by and among AECOM and certain of its subsidiaries, as borrowers, certain lenders, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. | 8-K | 10.1 | 7/7/2015 | |
| 4.8 | Amendment No. 2 to Credit Agreement, dated as of December 22, 2015, among the Company, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C Issuer. | 8-K | 10.1 | 12/22/2015 | |
| 4.9 | Amendment No. 3 to Credit Agreement and Amendment No. 1 to the Security Agreement, dated as of September 29, 2016, among the Company, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C Issuer. | 8-K | 10.1 | 9/30/2016 | |
| 4.10 | Amendment No. 4 to Credit Agreement dated as of March 31, 2017, among the Company, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C Issuer. | 8-K | 10.1 | 4/6/2017 | |
| 4.11 | Amendment No. 5 to Credit Agreement dated as of March 13, 2018, among AECOM, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C Issuer. | 8-K | 10.1 | 3/14/2018 | |
| 4.12 | Amendment No. 6 to Credit Agreement, dated as of November 12, 2018, among AECOM, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L.C. Issuer. | 10-K | 4.21 | 11/13/2018 | |
| 4.13 | Amendment No. 7 to Credit Agreement, dated as of January 28, 2020, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A, as administrative agent. | 8-K | 10.1 | 2/3/2020 | |
| 4.14 | Amendment No. 8 to the Credit Agreement, dated as of May 1, 2020, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as of administrative agent. | 10-Q | 10.3 | 5/6/2020 | |
| 4.15 | 2021 Refinancing Amendment to Credit Agreement, dated as of February 8, 2021, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative Agent. | 10-Q | 10.2 | 2/10/2021 | |
| 4.16 | Amendment No. 10 to Credit Agreement, dated as of April 13, 2021, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative Agent. | 8-K | 10.1 | 4/13/2021 | |
| 4.17 | Amendment No. 11 to Credit Agreement, dated as of June 25, 2021, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative Agent. | 8-K | 10.1 | 6/25/2021 | |
| 4.18 | Amendment No. 12 to the Credit Agreement, dated as of May 23, 2023, by and among AECOM and Bank of America, N.A., as Administrative Agent. | 10-Q | 10.1 | 8/9/2023 | |
| 4.19 | Amendment No. 13 to Credit Agreement, dated as of May 23, 2023, by and among AECOM and the lenders party thereto, and Bank of America, N.A., as Administrative Agent. | 10-Q | 10.2 | 8/9/2023 | |

| Exhibit Number | Exhibit Description | Form | Incorporated by Reference (Exchange Act Filings Located at File No. 0-52423) | | Filed Herewith |
|---|---|---|---|---|---|
| | | | Exhibit | Filing Date | |
| 4.20 | Amendment No. 14 to Credit Agreement, dated as of April 19, 2024, by and among AECOM, the other Borrowers and Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer. | 8-K | 10.1 | 4/25/2024 | |
| 4.21 | Amendment No. 15 to Credit Agreement, dated as of October 29, 2024, by and among AECOM, certain of its subsidiaries as Guarantors, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent. | | | | X |
| 10.1# | AECOM Technology Corporation Change in Control Severance Policy for Key Executives. | 10-Q | 10.1 | 2/7/2018 | |
| 10.2# | Amended and Restated 2006 Stock Incentive Plan. | Schedule 14A | Annex B | 1/21/2011 | |
| 10.3# | Form of Stock Option Standard Terms and Conditions under 2006 Stock Incentive Plan. | 8-K | 10.1 | 12/5/2008 | |
| 10.4# | AECOM Amended & Restated 2016 Stock Incentive Plan. | Schedule 14A | Annex B | 1/19/2017 | |
| 10.5# | Form Standard Terms and Conditions for Non-Qualified Stock Options under the 2016 Stock Incentive Plan. | 10-Q | 10.6 | 5/11/2016 | |
| 10.6# | AECOM Technology Corporation Executive Deferred Compensation Plan. | 8-K | 10.1 | 12/21/2012 | |
| 10.7# | First Amendment to the AECOM Executive Deferred Compensation Plan. | 10-Q | 10.3 | 2/10/2016 | |
| 10.8# | Second Amendment to the AECOM Executive Deferred Compensation Plan | 10-Q | 10.3 | 2/7/2024 | |
| 10.9# | Third Amendment to the AECOM Executive Deferred Compensation Plan | 10-Q | 10.4 | 2/7/2024 | |
| 10.10# | AECOM Technology Corporation Executive Incentive Plan. | Schedule 14A | Annex A | 1/22/2010 | |
| 10.11# | Form of Special LTI Award Stock Option Terms and Conditions under the 2006 Stock Incentive Plan. | 8-K | 10.2 | 3/12/2014 | |
| 10.12# | AECOM Retirement & Savings Plan (amended and restated effective July 1, 2016). | 10-Q | 10.1 | 8/10/2016 | |
| 10.13# | AECOM Amended and Restated Employee Stock Purchase Plan. | DEF 14A | Annex A | 1/23/2019 | |
| 10.14# | Form Standard Terms and Conditions for Performance Earnings Program under the 2016 Stock Incentive Plan (Fiscal Year 2019). | 10-Q | 10.1 | 2/6/2019 | |
| 10.15# | Form Standard Terms and Conditions for Performance Earnings Program under the 2016 Stock Incentive Plan (Fiscal Year 2020). | 10-Q | 10.1 | 2/5/2020 | |
| 10.16# | AECOM 2020 Stock Incentive Plan. | DEF 14A | Annex A | 1/23/2020 | |
| 10.17# | Letter Agreement between AECOM and W. Troy Rudd dated June 13, 2020. | 10-Q | 10.1 | 8/5/2020 | |
| 10.18# | Letter Agreement between AECOM and Lara Poloni dated June 13, 2020. | 10-Q | 10.2 | 8/5/2020 | |
| 10.19# | Senior Leadership Severance Plan. | 10-Q | 10.3 | 8/5/2020 | |
| 10.20# | Form Standard Terms and Conditions for Performance Earnings Program under the 2020 Stock Incentive Plan (Fiscal Year 2021). | 10-Q | 10.1 | 2/10/2021 | |

| Exhibit Number | Exhibit Description | Form | Incorporated by Reference (Exchange Act Filings Located at File No. 0-52423) | | Filed Herewith |
|---|---|---|---|---|---|
| | | | Exhibit | Filing Date | |
| 10.21# | Form Standard Terms and Conditions for Performance Earnings Program under the 2020 Stock Incentive Plan (Fiscal Year 2023). | 10-Q | 10.1 | 2/7/2023 | |
| 10.22# | Form Standard Terms and Conditions for Restricted Stock Units under the 2020 Stock Incentive Plan (Fiscal 2023) | 10-Q | 10.2 | 2/7/2023 | |
| 10.23# | Form Standard Terms and Conditions for Performance Earnings Program under the 2020 Stock Incentive Plan (Fiscal Year 2024). | 10-Q | 10.1 | 2/7/2024 | |
| 10.24# | Form Standard Terms and Conditions for Restricted Stock Units under the 2020 Stock Incentive Plan (Fiscal 2024) | 10-Q | 10.2 | 2/7/2024 | |
| 10.25# | Employment Agreement, dated March 1, 2023, by and between AECOM and Lara Poloni. | 10-Q | 10.1 | 5/9/2023 | |
| 19.1 | Insider Trading Policy. | | | | X |
| 21.1 | Subsidiaries of AECOM. | | | | X |
| 23.1 | Consent of Independent Registered Public Accounting Firm. | | | | X |
| 31.1 | Certification of the Company's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 31.2 | Certification of the Company's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 32* | Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X |
| 97.1 | AECOM Policy for Recovery of Erroneously Awarded Compensation. | | | | X |
| 101 | The following financial statements from the Company's Annual Report on Form 10-K for the year ended September 30, 2024 were formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity, (v) Condensed Consolidated Statements of Cash Flows, and (vi) the Notes to Condensed Consolidated Financial Statements, tagged as blocks of text and including detailed tags. | | | | X |
| 104 | The cover page from the Company's Annual Report on Form 10-K for the year ended September 30, 2024, formatted in Inline XBRL. | | | | X |

\#    Management contract or compensatory plan or arrangement.

\*    Document has been furnished and not filed.

**ITEM 16. FORM 10-K SUMMARY**

None.

**SIGNATURE**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AECOM

By:       /s/ GAURAV KAPOOR
Gaurav Kapoor
*Chief Financial Officer*
*(Principal Financial Officer)*
Date:       November 19, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ W. TROY RUDD<br>W. Troy Rudd | Chief Executive Officer<br>(Principal Executive Officer) | November 19, 2024 |
| /s/ GAURAV KAPOOR<br>Gaurav Kapoor | Chief Financial Officer<br>(Principal Financial Officer,<br>Principal Accounting Officer) | November 19, 2024 |
| /s/ BRADLEY W. BUSS<br>Bradley W. Buss | Director | November 19, 2024 |
| /s/ LYDIA H. KENNARD<br>Lydia H. Kennard | Director | November 19, 2024 |
| /s/ DEREK J. KERR<br>Derek J. Kerr | Director | November 19, 2024 |
| /s/ KRISTY PIPES<br>Kristy Pipes | Director | November 19, 2024 |
| /s/ DOUGLAS W. STOTLAR<br>Douglas W. Stotlar | Director (Chairman) | November 19, 2024 |
| /s/ DANIEL R. TISHMAN<br>Daniel R. Tishman | Director | November 19, 2024 |
| /s/ SANDER VAN'T NOORDENDE<br>Sander van't Noordende | Director | November 19, 2024 |
| /s/ GEN. JANET C. WOLFENBARGER, USAF RET.<br>Gen. Janet C. Wolfenbarger, USAF Ret. | Director | November 19, 2024 |

102